SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Dated September 4, 2002

MILLEA HOLDINGS, INC.
(Translation of Registrant's name into English)
Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F [X]   Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes [ ]   No [X]

(This report consists of 78 pages)

(TK) 12851/001/6K/09.04.6k.wpd

CR

MILLEA

Millea Holdings, Inc.
2002

Annual Report to Holders of American Depositary Shares
For the Year Ended March 31, 2002

Millea Holdings is subject to the information requirements of the United States Securities Exchange Act of 1934. In accordance with those requirements, Millea Holdings files with the SEC annual reports on Form 20-F within six months of its fiscal year end, and provides to the SEC other material information on Form 6-K. Millea Holdings will file with the SEC an annual report on Form 20-F which contains financial information for Tokio Marine and Nichido Fire for their fiscal years ended March 31, 2002. You may read and copy any document that Millea Holdings files with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of its public reference room.

Establishment of Millea Holdings, Inc.

On April 2, 2002, The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine") and The Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire") became wholly owned subsidiaries of Millea Holdings, Inc. ("Millea Holdings"), a holding company created jointly by the two insurance companies in order to develop their insurance business within a group framework.

Millea Holdings seeks to take full advantage of the strengths of each subsidiary, and employs a dynamic, open management structure. By strategically reallocating resources to profitable, high growth areas, Millea Holdings aims to create maximum value with a steadily growing, profitable business portfolio.

As Millea Holdings was established after the financial period covered by this document, following this section separate business reports are presented for subsidiaries Tokio Marine and Nichido Fire for the fiscal year ended March 31, 2002.


株式会社ミレアホールディングス

Tomio Higuchi, Chairman　　Kunio Ishihara, President

Millea Group Strategy

- **Enhance customer trust by providing the best possible products and services**
- **Improve business efficiency, thereby further strengthening our presence in the Japanese life and non-life insurance markets**
- **Pursue profitable growth opportunities in international insurance markets**
- **Aggressively develop new business areas involving customers' "safety and security"**

Business Report of Tokio Marine

Operating Environment

In the fiscal year ended March 31, 2002, the Japanese economy continued to show few signs of recovery, reflecting lower capital investment amid a slowdown in the global economy and dwindling personal consumption owing to rising unemployment. It was a challenging period for the domestic non-life insurance industry, highlighted by deregulation of the agency system and the lifting of restrictions on entry into third-sector insurance by both life and non-life firms. Additionally, sluggish equity prices and the terrorist strikes in the United States dramatically affected the income of many companies.

Against this backdrop, The Tokio Marine and Fire Insurance Company, Limited (Tokio Marine), forged ahead in the last year of its three-year company plan, Big Challenge 2001—Initiatives for the 21st Century. The main focuses of these efforts are outlined below.

Business Integration

In December 2001, Tokio Marine and The Nichido Fire and Marine Insurance Company, Limited (Nichido Fire), held extraordinary shareholder meetings to approve the integration of the management and business of the two companies through the creation of a new holding company, Millea Holdings, Inc. (Millea Holdings). Millea Holdings was formed on April 2, 2002, after receiving authorization from government authorities. Millea Holdings will strategically focus Group resources on high-growth business areas offering superior profitability while enhancing Group enterprise value by swiftly achieving synergies from the integration of Tokio Marine and Nichido Fire.

From November 2001 through January this year, Tokio Marine consulted with Asahi Mutual Life Insurance Co. (Asahi Life) about the possibility of an early integration of the life operations of Asahi Life, but an agreement was not reached. Asahi Life still intends to proceed with integrating its business into Millea Holdings Group by April 2004, as originally scheduled.

Products and Services

During the fiscal year ended March 31, 2002, Tokio Marine launched new cancer, medical, and elderly nursing insurance products that Millea Group members jointly developed in response to third-sector liberalization. One-year cancer and medical insurance products were particularly well received for their flexible protection.

Also during the last fiscal year, Tokio Marine jointly developed Super Insurance with Nichido Fire. This package moves beyond traditional life/non-life insurance boundaries to deliver a full-fledged integrated life, property and casualty insurance product. Tokio Marine intends to offer lifetime security to its customers through the widespread marketing of this product, which is a new business approach for Tokio Marine, and intends to make Super Insurance the major focus of products made available to individuals.

In addition, Tokio Marine aggressively broadened its coverage lineup during the last fiscal year. Tokio Marine continued to expand its Tokio Automobile Policy (TAP) product offerings. Tokio Marine discounted premiums for policyholders who use the immobilizer anti-theft device, and also developed TAP-F as a product for large fleet owners. Tokio Marine launched Home Guard fire insurance for homeowners. In personal accident insurance, Tokio Marine introduced Dr. Pension, which offers guaranteed interest rates for participants corresponding with the requirements of the Law on Defined Contribution Pension. For companies operating overseas, Tokio Marine completed an expanded range of packages that allow them to address emerging risks, including Changing Political Conditions Insurance and Overseas Natural Disaster Insurance. Tokio Marine also developed Pension Beneficiary Liability Insurance, which safeguards business owners offering defined contribution pension schemes.

On the services front, Tokio Marine developed the Automobile Theft Risk Assessment Program with The Tokio Marine Risk Consulting Co., Ltd. This program employs vehicle theft statistics to help customers analyze risks and formulate countermeasures. Also during the last fiscal year, Tokio Marine started offering a Total Support Service for Overseas Risk Management, which provides advice on accident prevention to the many companies with employees stationed or traveling overseas. This product also includes troubleshooting support and medical services.

Services Structure

In the fiscal year ended March 31, 2002, Tokio Marine expanded its customer service facilities and established the Tokio Marine Customer Center. This facility is among the largest of its kind in the world, and is designed to improve customer services while enhancing its operational efficiency. The center harnesses advanced information technology to handle various new capabilities, working closely with sales representatives and agents to provide customers with rapid response and comprehensive services.

Also during the last fiscal year, Tokio Marine continued to actively develop Agents Online, which is a foundation for implementing modernized office processes for new policy issuance. At the close of the fiscal year, approximately 100,000 terminals were online with this system, through which agents can directly input policy information. The system handles paperwork for more than 8.4 million policies annually, and is contributing meaningfully to the efficiency of Tokio Marine and its agents.

New Businesses

In order to take advantage of the October 2001 introduction of the Law on Defined Contribution Pension, Tokio Marine developed a range of new product offerings, including Comprehensive Agreement designed for small and medium-sized firms with defined contribution schemes. Comprehensive Agreement allows groups of companies to coordinate a single contract that will simplify and reduce the costs of clerical procedures. Tokio Marine is also promoting sales of products for the self-employed.

Overseas, Tokio Marine further developed its insurance operations throughout Asia. For example, Tokio Marine invested in and began assisting in the management of a Thai life insurer, and acquired a mid-tier non-life insurance firm in Malaysia.

During the last fiscal year, Tokio Marine decided to liquidate Charles Schwab Tokio Marine Securities Co., Ltd., as part of its policy to select and concentrate its businesses. This decision was also influenced by the increasingly adverse operating environment for online securities firms.

Results

Tokio Marine's operating income for the fiscal year ended March 31, 2002 increased by ¥2.0 billion from the previous fiscal year to ¥1,588.6 billion, due primarily to property and casualty insurance premiums earned of ¥1,343.0 billion, life premiums of ¥205.7 billion, net investment income of ¥48.3 billion, realized losses on investments of ¥1.0 billion and losses on derivatives of ¥7.3 billion.

Operating costs and expenses amounted to ¥1,479.9 billion, primarily including losses, claims and loss adjustment expenses of ¥798.2 billion, policy acquisition costs of ¥437.0 billion, other operating expenses of ¥72.1 billion and policy benefits and losses for life of ¥172.6 billion.

As a result, income before income tax expense and cumulative effect of accounting changes amounted to ¥108.7 billion, a decrease of ¥24.4 billion or 18.3% from the previous fiscal year. The main reason for this decrease was a decrease in realized gains on investments partly offset by improvement in underwriting results. Income tax expense decreased by ¥10.9 billion to ¥33.4 billion.

Net income for the year, which includes cumulative effect of accounting changes, increased by ¥72.0 billion or 81.2% from the previous fiscal year to ¥160.7 billion. Cumulative effect of accounting changes, net of tax, amounted to ¥85.5 billion. Readers should note that the amount of cumulative effect of accounting changes was due to the fair value measurement of derivatives. These derivatives are mainly utilized in Tokio Marine's hedging activities for asset and liability management purposes, which do not qualify for hedge accounting. Therefore, the amount of cumulative effect of accounting changes does not necessarily reflect the results of Tokio Marine's operating businesses.

Looking Ahead

In the fiscal year ending March 31, 2003, Tokio Marine expects that conditions in the Japanese economy will likely remain adverse. This expectation reflects concerns that worsening unemployment and declining personal incomes may further depress demand, notwithstanding indications that downturns in the transportation and manufacturing sectors may be coming to an end as prospects for the global economy improve.

As corporate and individual policyholders become even more selective, competition among insurers will likely intensify in terms of products and premiums, as well as services.

In April 2002, Tokio Marine inaugurated a two-year plan called Breakthrough 2003 Plan—Building New Corporate Value. Through this initiative, Tokio Marine intends to restructure and selectively concentrate its businesses while constantly bolstering its competitiveness to improve revenues and earnings, and thereby expand enterprise value for Millea Holdings Group. To support these goals, Tokio Marine instituted an executive officer system beginning in June 2002. This new structure should accelerate decision-making and clarify responsibilities.



Business Report of Nichido Fire

Operating Environment

In the fiscal year ended March 31, 2002, the Japanese economy declined further as private-sector capital investment fell and the employment and income environment became increasingly severe amid a slowdown in the global economy. Since the beginning of 2002, signs of a halt in the decline in exports and production emerged due to an improvement in the U.S. economy, but consumer spending—the engine of economic recovery—remained sluggish and economic conditions on the whole continued to be severe.

In the non-life insurance industry, deregulation continued to progress while competition in the industry further intensified. For example, the prohibition on over-the-counter sales of insurance by banks was lifted, the insurance agency system was liberalized, and restrictions on the entry of non-life insurers into the third sector of insurance were removed. In addition, owing to such factors as the impact of the terrorist attacks in the United States and the frequent occurrence of automobile theft, loss ratios rose and various conditions surrounding the industry became extremely harsh.

Under such conditions, Nichido Fire made aggressive business moves chiefly in the retail market, its main business base. The primary measures that Nichido Fire implemented during the fiscal year ended March 31, 2002 are outlined below.

Products and Services

In the area of products and services, Nichido Fire launched Cancer Insurance, Medical Insurance and Nursing Insurance products, which were jointly developed by the members of Millea Insurance Group, as a result of the July 2001 removal of the prohibition on entry into the third sector. Among these, Cancer Insurance and Medical Insurance products generated a strong reception from many customers as products precisely targeted to meet needs such as the provision of extensive benefits and ancillary services, as well as the addition of a new benefit providing for the reimbursement of premiums when no accidents befall the insured.

Another key milestone was the combined development with Tokio Marine of Super Insurance, a product that integrates life and non-life insurance and goes beyond previous concepts of non-life insurance products. By selling Super Insurance products to a broad range of customers, Nichido Fire aims to establish a new business style that offers its customers lifetime security. Nichido Fire intends to develop this as its core product offering for the individual insurance sector.

In the area of automobile insurance, Nichido Fire renewed its existing products by integrating them into *Shimpai Gomuyo*, a comprehensive automobile insurance policy, to provide a more flexible response to customer needs.

Nichido Fire also developed and began offering Pro Navi, a new service whereby it utilizes experts on labor and tax matters—such as social insurance and labor consultants—to provide management assistance to small and medium-sized enterprises.

Marketing System

In the area of marketing, Nichido Fire continued to make progress by consolidating and closing marketing operations to create larger, more efficient outlets, which it believes will contribute to increased profitability. At the same time, Nichido Fire endeavored to strengthen its ability to attract business through the introduction of a new agency commission system. In addition, in an attempt to offer customers even greater convenience, Nichido Fire began selling golfer's insurance over the Internet, following the launch of overseas travel and accident insurance in the previous fiscal year.

In its overseas operations, Nichido Fire established Nichido Insurance Company (Pacific), Limited, the first Japanese non-life insurance company to be based in Guam. Nichido Fire has been operating in Guam for a long time and this development further reinforces its marketing base there.

Claim Investigation

In the area of claim investigation, Nichido Fire expanded usage of a new automobile claims investigation system, which was introduced in the previous fiscal year, to offer customers a more comprehensive and enhanced service system. Nichido Fire also worked to accelerate and improve the efficiency of its claims investigation work while expanding its regional claims investigation department system throughout Japan.

Legal Compliance

Non-life insurance business is a regulated business with a high degree of public interest and social responsibility, and Nichido Fire seeks to manage the business fairly and soundly at all times. In this regard, Nichido Fire endeavors to implement its business in an appropriate manner, understanding that compliance with laws and regulations form the basis of all its business operations.

In April 2002, Nichido Fire received an administrative disposition from the Financial Services Agency under the Insurance Business Law because the application for approval of an automobile insurance-related product was deemed to have contravened applicable law. As a consequence, Nichido Fire intends to fully review its business management systems to ensure that, as it moves forward, it conducts business appropriately and engage in fair corporate activities in good faith. Nichido Fire also plans to restructure its legal compliance system in an effort to prevent any reoccurrence of such a legal infringement and to ensure that all of its officers and employees better familiarize themselves with relevant legal procedures.

Results

Nichido Fire's operating income for the fiscal year ended March 31, 2002 decreased by ¥25.1 billion from the previous fiscal year to ¥390.1 billion, due primarily to property and casualty insurance premiums earned of ¥369.1 billion, life premiums of ¥25.1 billion, net investment income of ¥12.3 billion and realized losses on investments of ¥16.4 billion.

Operating costs and expenses amounted to ¥388.6 billion, primarily including losses, claims and loss adjustment expenses of ¥218.3 billion, policy acquisition costs of ¥125.7 billion, other operating expenses of ¥25.5 billion and policy benefits and losses for life of ¥19.1 billion.

As a result, income before income tax expense and cumulative effect of accounting changes amounted to ¥1.5 billion, a decrease of ¥17.3 billion or 91.9% from the previous fiscal year. The main reason for this was an increase in realized losses on investments.

Income tax benefit amounted to ¥0.3 billion. Loss caused by cumulative effect of accounting changes, net of tax, amounted to ¥1.5 billion. Net income for the year amounted to ¥0.4 billion, a decrease of ¥12.7 billion or 97.3% from the previous year.

Looking Ahead

Signs of a halt in the decline in exports and production are beginning to emerge due to expectations of improvement in overseas economies, such as in the United States. However, forecasts for the Japanese economy in the fiscal year ending March 31, 2003 project continued sluggishness in consumer spending and private-sector capital investment—the keys to economic recovery—reflecting such structural factors as the harsh environment surrounding employment and income, and the shift of production bases overseas. Thus, Nichido Fire cannot provide assurances with regard to the direction of economic conditions in the current fiscal year.

In the non-life insurance industry, competitive companies and corporate groups that have recently engaged in mergers or management integration are likely to further strengthen their efforts to improve management efficiency. Nichido Fire believes that competition in its businesses is set to intensify further in a variety of areas such as products, prices, services and sales methods.

Under Millea Holdings, Nichido Fire aims to realize the effects of business integration with Tokio Marine. At the same time, in order to attain the management goals outlined by Millea Holdings Group, Nichido Fire has formulated a new medium-term management plan that will extend for a period of two years beginning in April 2002. Furthermore, by aggressively pursuing various business strategies, including the reinforcement of sales organization, development of new markets, improvement of business efficiency, enhancement of customer service and expansion of returns on investment, Nichido Fire aims to expand its business and improve corporate earnings.

Financial Highlights of Tokio Marine and Nichido Fire

Tokio Marine/Nichido Fire Pro Forma Combined Financial Data based on Purchase Method of Accounting (Unaudited) (Notes 1, 2 and 3)

	Yen in millions	Dollars in thousands (Note 4)
Year ended March 31	2002	2002
Net Premiums Written	¥ 1,752,653	$13,177,842
Life Premiums	230,767	1,735,091
Net Investment Income	63,235	475,451
Net Income	54,471	409,556
Total Assets at year-end	10,584,348	79,581,564
Stockholders' Equity at year-end	3,055,279	22,972,023

Tokio Marine (Historical U.S. GAAP)

	Yen in millions		Dollars in thousands
Years ended March 31	2002	2001	2002
Net Premiums Written	¥1,381,483	¥1,323,907	$10,387,090
Life Premiums	205,693	150,543	1,546,564
Net Investment Income	48,259	69,183	362,850
Net Income (Note 5)	160,717	88,675	1,208,400
Total Assets at year-end	8,456,317	8,113,881	63,581,331
Stockholders' Equity at year-end	2,509,694	2,586,544	18,869,881

Nichido Fire (Historical U.S. GAAP)

	Yen in millions		Dollars in thousands
Years ended March 31	2002	2001	2002
Net Premiums Written	¥ 371,170	¥ 376,731	$ 2,790,752
Life Premiums	25,074	25,990	188,527
Net Investment Income	12,329	12,914	92,699
Net Income	356	13,060	2,677
Total Assets at year-end	2,225,486	2,378,851	16,732,978
Stockholders' Equity at year-end	693,943	764,684	5,217,617

Note 1: The unaudited pro forma combined profit and loss data give effect to the combination as if it had occurred at the beginning of the year ended March 31, 2002. The unaudited pro forma combined balance sheet data gives effect to the combination as if it had occurred on March 31, 2002.

Note 2: The selected pro forma financial data set forth above are presented for illustrative purposes only. This information is not necessarily indicative of the operating results or financial position that might have occurred had the combination occurred on the dates indicated, nor is it necessarily indicative of future operating results or financial position of Millea Holdings.

Note 3: The unaudited pro forma combined financial data do not reflect any additional costs to be incurred through the date of the combination or thereafter, nor do they reflect any anticipated synergies, cost savings, cumulative effect of accounting changes or extraordinary gain resulting from the application of the purchase method of accounting.

Note 4: U.S. dollar amounts in this Annual Report have been translated from yen, for convenience only, at the rate of ¥133=U.S. $1.

Note 5: See note 2 "RESTATEMENTS" to consolidated financial statements of Tokio Marine.

Financial Section: Tokio Marine

Net premiums written of property and casualty insurance amounted to ¥1,381 billion, an increase of 4.3% from the previous fiscal year, mainly due to the result of expanded sales and an increase in premium rates. Net premiums earned amounted to ¥1,343 billion, an increase of 2.5% from the previous fiscal year. Life premiums amounted to ¥206 billion, of which ¥205 billion was from Tokio Marine Life, an increase of 36.6% from the previous fiscal year.

The ratio of losses and claims incurred and related adjustment expenses to premiums earned decreased by 4.2 percentage points to 59.4%. This decrease was due to the low number of major natural disasters during fiscal 2002, and partly to the result of our efforts to improve performance in our largest insurance business, the automobile insurance.

Due to the Company's effort to reduce expenses, the ratio of underwriting and administrative expenses incurred to premiums written decreased by 1.3 percentage points to 34.9%.

Net investment income decreased by 30.2% to ¥48 billion, reflecting a change in the presentation of reporting gains and losses on derivative transactions. Net realized gains on investments decreased to negative ¥1 billion mainly due to the increase in impairments of equity securities reflecting the sluggish Japanese equity market.

As a result, income before cumulative effect of accounting changes decreased by 15.1% to ¥75 billion.

Net income, which includes cumulative effect of accounting changes, increased by 81.2% to ¥161 billion. Cumulative effect of accounting changes, net of tax, amounted to ¥85 billion. Readers should note that the amount of cumulative effect was due to the fair value measurement of derivatives. These derivatives are mainly utilized in the Company's hedging activities for asset and liability management purposes, which do not qualify for hedge accounting. Therefore, the amount of cumulative effect does not necessarily reflect the results of the Company's operating businesses. Per American Depositary Share, net income was ¥519, compared with ¥286* the fiscal year before.

Investment assets decreased by 2.8% to ¥6,629 billion and total assets increased by 4.2% to ¥8,456 billion. Stockholders' equity decreased by 3.0% to ¥2,510 billion. Stockholders' equity as a percentage of total assets decreased from 31.9% of the previous fiscal year to 29.7%.

Net Premiums Written
(Yen in billions)


1,343.0
1,305.1
1,298.0
1,323.9
1,381.5
'98 '99 '00 '01 '02

Net Investment Income
(Yen in billions)


45.0
22.2
78.1
69.2
48.3
'98 '99 '00 '01 '02

Net Income
(Yen in billions)


126.7
138.8
81.8
88.7
160.7
'98* '99* '00* '01* '02

Total Assets
(Yen in billions)


7,739.1
7,676.8
8,071.5
8,113.9
8,456.3
'98 '99 '00 '01 '02

**Prior years' figures have been restated. See note 2 "RESTATEMENTS" to consolidated financial statements.*

Net Premiums Written by Class of Insurance
(Yen in billions)


1,343.0
1,305.1
1,298.0
1,323.0
1,381.5
Compulsory Automobile Liability
Other
Personal Accident
Automobile
Fire and Allied Lines
Cargo and Transit
Hull
'98 '99 '00 '01 '02

Net Premiums Written and Loss Ratios
(Yen in billions)

Hull


20.8
17.4
14.6
14.0
14.2
'98 '99 '00 '01 '02
Loss Ratio (%)

Cargo and Transit


63.6
61.0
52.9
53.0
55.3
'98 '99 '00 '01 '02
Loss Ratio (%)

Fire and Allied Lines


165.8
159.2
157.6
159.5
177.6
'98 '99 '00 '01 '02
Loss Ratio (%)

Automobile


663.5
655.8
664.6
686.7
700.9
'98 '99 '00 '01 '02
Loss Ratio (%)

Personal Accident


145.9
132.8
129.1
126.1
121.2
'98 '99 '00 '01 '02
Loss Ratio (%)

Other


177.5
174.7
171.8
174.3
197.3
'98 '99 '00 '01 '02
Loss Ratio (%)

Compulsory Automobile Liability


105.8
104.1
107.5
110.4
114.9
'98 '99 '00 '01 '02
Loss Ratio (%)

Combined Loss and Expense Ratios
(%)


91.9
95.0
98.8
99.8
94.3
Ratio of Expenses to Premiums Written
Ratio of Loss and Loss Adjustment Expenses to Premiums Earned
'98 '99 '00 '01 '02

Net Income per ADS
(Yen)


409
448
264
286
519
'98* '99* '00* '01* '02

Breakdown of Investment Assets
(%)


Short-Term Investments
10.0
Fixed Maturities
37.3
Other Long-Term Investments
8.1
Policy Loans
0.3
Real Estate
1.5
Equity Securities
40.6
Mortgage Loans on Real Estate
2.2

**Prior years' figures have been restated. See note 2 "RESTATEMENTS" to consolidated financial statements.*

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Analysis of Insurance Premiums Written—Property and Casualty

Years ended March 31	2002	2001	2000	1999	1998
	Yen in millions				
Hull:					
Direct premiums written	**¥ 19,451**	¥ 16,554	¥ 17,342	¥ 20,042	¥ 23,259
Reinsurance premiums assumed	**8,961**	6,927	7,673	9,656	15,261
Reinsurance premiums ceded	**14,212**	9,520	10,461	12,317	17,726
Net premiums written	**14,200**	13,961	14,554	17,381	20,794
Ratio to total all lines	**1.03%**	1.05%	1.12%	1.33%	1.55%
Cargo and Transit:					
Direct premiums written	**¥ 59,964**	¥ 59,317	¥ 57,734	¥ 65,575	¥ 68,514
Reinsurance premiums assumed	**3,960**	2,751	3,041	5,256	6,748
Reinsurance premiums ceded	**8,631**	9,029	7,885	9,795	11,656
Net premiums written	**55,293**	53,039	52,890	61,036	63,606
Ratio to total all lines	**4.00%**	4.01%	4.07%	4.68%	4.73%
Fire and Allied Lines:					
Direct premiums written	**¥ 198,155**	¥ 189,755	¥ 184,282	¥ 185,763	¥ 197,758
Reinsurance premiums assumed	**24,067**	10,881	11,389	12,846	19,209
Reinsurance premiums ceded	**44,587**	41,171	38,077	39,403	51,133
Net premiums written	**177,635**	159,465	157,594	159,206	165,834
Ratio to total all lines	**12.86%**	12.05%	12.14%	12.20%	12.35%
Automobile:					
Direct premiums written	**¥ 708,532**	¥ 695,711	¥ 672,154	¥ 662,867	¥ 669,917
Reinsurance premiums assumed	**3,146**	1,509	2,889	3,380	4,472
Reinsurance premiums ceded	**10,788**	10,554	10,451	10,402	10,920
Net premiums written	**700,890**	686,666	664,592	655,845	663,469
Ratio to total all lines	**50.73%**	51.86%	51.20%	50.25%	49.40%
Personal Accident:					
Direct premiums written	**¥ 125,183**	¥ 130,608	¥ 131,526	¥ 135,555	¥ 148,281
Reinsurance premiums assumed	**379**	216	308	316	605
Reinsurance premiums ceded	**4,335**	4,756	2,760	3,028	2,954
Net premiums written	**121,227**	126,068	129,074	132,843	145,932
Ratio to total all lines	**8.78%**	9.52%	9.94%	10.18%	10.87%
Other:					
Direct premiums written	**¥ 204,773**	¥ 184,605	¥ 181,243	¥ 180,789	¥ 184,722
Reinsurance premiums assumed	**37,595**	15,611	17,525	19,205	24,973
Reinsurance premiums ceded	**45,033**	25,881	26,963	25,275	32,201
Net premiums written	**197,335**	174,335	171,805	174,719	177,494
Ratio to total all lines	**14.28%**	13.17%	13.25%	13.38%	13.22%
Total (excluding compulsory automobile liability):					
Direct premiums written	**¥1,316,058**	¥1,276,550	¥1,244,281	¥1,250,591	¥1,292,451
Reinsurance premiums assumed	**78,108**	37,895	42,825	50,659	71,268
Reinsurance premiums ceded	**127,586**	100,911	96,597	100,220	126,590
Net premiums written	**1,266,580**	1,213,534	1,190,509	1,201,030	1,237,129
Ratio to total all lines	**91.68%**	91.66%	91.72%	92.02%	92.12%
Compulsory Automobile Liability:					
Direct premiums written	**¥ 193,557**	¥ 191,811	¥ 186,911	¥ 179,179	¥ 178,338
Reinsurance premiums assumed	**60,254**	56,222	54,361	53,035	55,088
Reinsurance premiums ceded	**138,908**	137,660	133,797	128,106	127,595
Net premiums written	**114,903**	110,373	107,475	104,108	105,831
Ratio to total all lines	**8.32%**	8.34%	8.28%	7.98%	7.88%
Total All Lines:					
Direct premiums written	**¥1,509,615**	¥1,468,361	¥1,431,192	¥1,429,770	¥1,470,789
Reinsurance premiums assumed	**138,362**	94,117	97,186	103,694	126,356
Reinsurance premiums ceded	**266,494**	238,571	230,394	228,326	254,185
Net premiums written	**1,381,483**	1,323,907	1,297,984	1,305,138	1,342,960
Ratio to total all lines	**100.00%**	100.00%	100.00%	100.00%	100.00%

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Loss and Expense Ratios—Property and Casualty

(1) All Classes Other than Compulsory Automobile Liability:

	Yen in millions				
Years ended March 31	**2002**	2001	2000	1999	1998
Hull:					
Net premiums written	**¥ 14,200**	¥ 13,961	¥ 14,554	¥ 17,381	¥ 20,794
Premiums earned	**13,709**	14,102	15,260	19,351	20,414
Losses incurred	**9,327**	8,584	8,942	9,809	13,406
Loss ratio	**68.0%**	60.9%	58.6%	50.7%	65.7%
Cargo and Transit:					
Net premiums written	**¥ 55,293**	¥ 53,039	¥ 52,890	¥ 61,036	¥ 63,606
Premiums earned	**53,864**	52,990	53,455	62,644	64,730
Losses incurred	**27,854**	28,009	26,817	31,527	32,136
Loss ratio	**51.7%**	52.9%	50.2%	50.3%	49.6%
Fire and Allied Lines:					
Net premiums written	**¥ 177,635**	¥ 159,465	¥ 157,594	¥ 159,206	¥ 165,834
Premiums earned	**162,627**	153,695	143,900	148,441	147,359
Losses incurred	**64,706**	63,267	86,836	74,253	55,818
Loss ratio	**39.8%**	41.2%	60.3%	50.0%	37.9%
Automobile:					
Net premiums written	**¥ 700,890**	¥ 686,666	¥ 664,592	¥ 655,845	¥ 663,469
Premiums earned	**703,395**	682,396	663,696	661,334	662,669
Losses incurred	**391,358**	428,273	397,901	377,982	358,826
Loss ratio	**55.6%**	62.8%	60.0%	57.2%	54.1%
Personal Accident:					
Net premiums written	**¥ 121,227**	¥ 126,068	¥ 129,074	¥ 132,843	¥ 145,932
Premiums earned	**123,976**	131,602	133,232	137,883	146,885
Losses incurred	**53,740**	56,993	57,558	57,395	58,338
Loss ratio	**43.3%**	43.3%	43.2%	41.6%	39.7%
Other:					
Net premiums written	**¥ 197,335**	¥ 174,335	¥ 171,805	¥ 174,719	¥ 177,494
Premiums earned	**175,427**	167,981	165,033	175,699	165,809
Losses incurred	**117,885**	124,344	97,693	90,453	102,861
Loss ratio	**67.2%**	74.0%	59.2%	51.5%	62.0%
Total:					
Net premiums written	**¥1,266,580**	¥1,213,534	¥1,190,509	¥1,201,030	¥1,237,129
Premiums earned	**1,232,998**	1,202,766	1,174,576	1,205,352	1,207,866
Losses incurred	**664,870**	709,470	675,747	641,419	621,385
Loss ratio	**53.9%**	59.0%	57.5%	53.2%	51.4%
Loss adjustment expenses incurred—unallocated	**¥ 47,307**	¥ 40,575	¥ 41,695	¥ 42,107	¥ 43,060
Ratio of losses and loss adjustment expenses incurred to premiums earned	**57.8%**	62.4%	61.1%	56.7%	55.0%
Underwriting and administrative expenses incurred	**¥ 440,398**	¥ 438,886	¥ 432,616	¥ 442,149	¥ 439,863
Ratio of underwriting and administrative expenses incurred to premiums written	**34.8%**	36.2%	36.3%	36.8%	35.6%
Combined loss and expense ratio	**92.6%**	98.6%	97.4%	93.5%	90.6%

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Loss and Expense Ratios—Property and Casualty—(Continued)

(2) Compulsory Automobile Liability:

Years ended March 31	2002	2001	2000	1999	1998
	Yen in millions				
Net premiums written	**¥ 114,903**	¥ 110,373	¥ 107,475	¥ 104,108	¥ 105,831
Premiums earned	**109,964**	107,973	106,972	106,787	104,557
Losses incurred	**71,895**	70,218	67,257	63,652	62,093
Loss ratio	**65.4%**	65.0%	62.9%	59.6%	59.4%
Loss adjustment expenses incurred—unallocated	**¥ 14,142**	¥ 12,795	¥ 11,067	¥ 10,741	¥ 10,353
Ratio of losses and loss adjustment expenses incurred to premiums earned	**78.2%**	76.9%	73.2%	69.7%	69.3%
Underwriting and administrative expenses incurred	**¥ 42,192**	¥ 41,019	¥ 43,705	¥ 43,988	¥ 40,562
Ratio of underwriting and administrative expenses incurred to premiums written	**36.7%**	37.2%	40.7%	42.3%	38.3%
Combined loss and expense ratio	**114.9%**	114.1%	113.9%	112.0%	107.6%

(3) All Classes:

Years ended March 31	2002	2001	2000	1999	1998
	Yen in millions				
Net premiums written	**¥1,381,483**	¥1,323,907	¥1,297,984	¥1,305,138	¥1,342,960
Premiums earned	**1,342,962**	1,310,739	1,281,548	1,312,139	1,312,423
Losses incurred	**736,765**	779,688	743,004	705,071	683,478
Loss ratio	**54.9%**	59.5%	58.0%	53.7%	52.1%
Loss adjustment expenses incurred—unallocated	**¥ 61,449**	¥ 53,370	¥ 52,762	¥ 52,848	¥ 53,413
Ratio of losses and loss adjustment expenses incurred to premiums earned	**59.4%**	63.6%	62.1%	57.8%	56.1%
Underwriting and administrative expenses incurred	**¥ 482,590**	¥ 479,905	¥ 476,321	¥ 486,137	¥ 480,425
Ratio of underwriting and administrative expenses incurred to premiums written	**34.9%**	36.2%	36.7%	37.2%	35.8%
Combined loss and expense ratio	**94.3%**	99.8%	98.8%	95.0%	91.9%

These tabulations set forth information with respect to the property and casualty loss and expense ratios of the Company for the last five fiscal years. Loss ratios represent the ratio of losses incurred to premiums earned.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Investments

	Yen in millions							
	Cost		% of Total Investments		Value Shown on Balance Sheet		% of Total Investments	
March 31, 2002 and 2001	**2002**	2001*	**2002**	2001*	**2002**	2001	**2002**	2001
Securities held to maturity:								
Fixed maturities:								
Bonds and notes:								
Government and government agencies and authorities:								
Other than United States	**¥ 453,453**	¥ 325,933	**8.68%**	6.41%	**¥ 453,453**	¥ 325,933	**6.84%**	4.78%
All other corporate bonds	**16,735**	16,906	**0.32**	0.33	**16,735**	16,906	**0.25**	0.25
Total fixed maturities held to maturity	**470,188**	342,839	**9.00**	6.74	**470,188**	342,839	**7.09**	5.03
Securities available for sale:								
Fixed maturities:								
Bonds and notes:								
Government and government agencies and authorities:								
United States	**43,313**	30,885	**0.83**	0.61	**50,901**	36,973	**0.77**	0.54
Other	**903,702**	514,179	**17.29**	10.11	**920,199**	555,422	**13.88**	8.15
	947,015	545,064	**18.12**	10.72	**971,100**	592,395	**14.65**	8.69
States, municipalities and political subdivisions:								
United States	**109**	265	**0.00**	0.01	**174**	340	**0.00**	0.00
Other	**299,885**	317,470	**5.74**	6.24	**323,832**	347,370	**4.89**	5.10
	299,994	317,735	**5.74**	6.25	**324,006**	347,710	**4.89**	5.10
Public utilities	**34,192**	47,945	**0.65**	0.94	**37,000**	50,395	**0.56**	0.74
Convertibles and bonds with warrants attached	**102,074**	136,574	**1.95**	2.69	**111,494**	151,304	**1.68**	2.22
All other corporate bonds	**490,545**	598,137	**9.39**	11.77	**505,369**	617,093	**7.62**	9.05
Total bonds and notes	**1,873,820**	1,645,455	**35.85**	32.37	**1,948,969**	1,758,897	**29.40**	25.80
Redeemable preferred stock	**53,100**	53,100	**1.02**	1.04	**53,100**	53,100	**0.81**	0.78
Total fixed maturities	**1,926,920**	1,698,555	**36.87**	33.41	**2,002,069**	1,811,997	**30.21**	26.58
Equity securities:								
Common stocks:								
Public utilities	**27,362**	26,846	**0.52**	0.53	**58,332**	61,252	**0.88**	0.90
Banks, trust and insurance companies	**199,838**	228,316	**3.82**	4.49	**274,397**	356,698	**4.14**	5.23
Industrial, miscellaneous and all other	**1,075,156**	1,001,942	**20.58**	19.71	**2,296,656**	2,456,392	**34.65**	36.03
Total common stocks	**1,302,356**	1,257,104	**24.92**	24.73	**2,629,385**	2,874,342	**39.67**	42.16
Nonredeemable preferred stocks	**64,206**	57,856	**1.23**	1.14	**64,206**	57,809	**0.96**	0.85
Total equity securities	**1,366,562**	1,314,960	**26.15**	25.87	**2,693,591**	2,932,151	**40.63**	43.01
Total securities available for sale	**3,293,482**	3,013,515	**63.02**	59.28	**4,695,660**	4,744,148	**70.84**	69.59
Mortgage loans on real estate	**144,323**	164,542	**2.76**	3.24	**144,323**	164,542	**2.18**	2.41
Real estate—investment properties	**96,967**	104,786	**1.86**	2.06	**96,967**	104,786	**1.46**	1.54
Policy loans	**20,615**	19,112	**0.39**	0.38	**20,615**	19,112	**0.31**	0.28
Other long-term investments	**534,991**	634,647	**10.24**	12.49	**535,666**	639,086	**8.08**	9.37
Short-term investments	**665,406**	803,431	**12.73**	15.81	**665,406**	803,431	**10.04**	11.78
Total investments	**¥5,225,972**	¥5,082,872	**100.00%**	100.00%	**¥6,628,825**	¥6,817,944	**100.00%**	100.00%

**See note 2 "RESTATEMENTS" to consolidated financial statements.*

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Consolidated Statements of Income

Years ended March 31, 2002, 2001 and 2000

	Yen in millions, except per share amounts			Dollars in thousands, except per share amounts
	2002	2001 (note 2)	2000 (note 2)	**2002**
Operating income:				
Property and casualty:				
Net premiums written (note 4)	**¥1,381,483**	¥1,323,907	¥1,297,984	**$10,387,090**
Less increase in unearned premiums	**38,521**	13,168	16,436	**289,632**
Premiums earned (note 4)	**1,342,962**	1,310,739	1,281,548	**10,097,458**
Life premiums (note 4)	**205,693**	150,543	130,128	**1,546,564**
Net investment income (note 3)	**48,259**	69,183	78,108	**362,850**
Realized gains (losses) on investments (notes 2 and 3)	**(1,020)**	56,142	22,863	**(7,669)**
Losses on derivatives	**(7,319)**	—	—	**(55,030)**
Total operating income	**1,588,575**	1,586,607	1,512,647	**11,944,173**
Operating costs and expenses:				
Losses, claims and loss adjustment expenses (notes 4 and 7):				
Losses and claims incurred and provided for	**736,765**	779,688	743,004	**5,539,586**
Related adjustment expenses	**61,449**	53,370	52,762	**462,023**
Total losses, claims and loss adjustment expenses	**798,214**	833,058	795,766	**6,001,609**
Policy benefits and losses for life	**172,586**	125,947	108,706	**1,297,638**
Policy acquisition costs (note 5)	**437,012**	422,551	413,112	**3,285,805**
Other operating expenses	**72,095**	72,017	75,974	**542,068**
Total operating costs and expenses	**1,479,907**	1,453,573	1,393,558	**11,127,120**
Income before income tax expense and cumulative effect of accounting changes	**108,668**	133,034	119,089	**817,053**
Income tax expense (benefit) (note 8):				
Current	**53,960**	12,886	2,444	**405,714**
Deferred	**(20,544)**	31,473	34,830	**(154,467)**
	33,416	44,359	37,274	**251,247**
Income before cumulative effect of accounting changes	**75,252**	88,675	81,815	**565,806**
Cumulative effect of accounting changes, net of tax (note 1(g))	**85,465**	—	—	**642,594**
Net income	**¥ 160,717**	¥ 88,675	¥ 81,815	**$ 1,208,400**
Amounts per American Depositary Share, each representing 5 shares of common stock:				
Basic and diluted:				
Income before cumulative effect of accounting changes	**¥ 244**	¥ 286	¥ 264	**$ 1.834**
Cumulative effect of accounting changes, net of tax	**275**	—	—	**2.068**
Net income	**¥ 519**	¥ 286	¥ 264	**$ 3.902**
Cash dividends declared	**¥ 42.50**	¥ 42.50	¥ 42.50	**$ 0.320**
Weighted average and diluted common shares in thousands	**1,549,692**	1,549,692	1,549,692	

See accompanying notes to consolidated financial statements.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Consolidated Balance Sheets

March 31, 2002 and 2001

	Yen in millions		Dollars in thousands
	2002	2001 (note 2)	**2002**
Assets			
Investments—other than investments in related parties (notes 2 and 3):			
Securities held to maturity:			
Fixed maturities, at amortized cost [fair value ¥476,405 million ($3,581,992 thousand) in 2002; ¥363,988 million in 2001]	**¥ 470,188**	¥ 342,839	**$ 3,535,248**
Securities available for sale:			
Fixed maturities, at fair value [amortized cost ¥1,926,920 million ($14,488,122 thousand) in 2002; ¥1,698,555 million in 2001]	**2,002,069**	1,811,997	**15,053,150**
Equity securities, at fair value [cost ¥1,366,562 million ($10,274,902 thousand) in 2002; ¥1,314,960 million in 2001]	**2,693,591**	2,932,151	**20,252,564**
Mortgage loans on real estate	**144,323**	164,542	**1,085,135**
Investment real estate	**96,967**	104,786	**729,075**
Policy loans	**20,615**	19,112	**155,000**
Other long-term investments	**535,666**	639,086	**4,027,564**
Short-term investments	**665,406**	803,431	**5,003,053**
Total investments	**6,628,825**	6,817,944	**49,840,789**
Cash and cash equivalents	**322,302**	112,431	**2,423,323**
Premiums receivable and agents' balances	**163,861**	159,708	**1,232,038**
Reinsurance recoverable on losses (note 4)	**174,193**	180,361	**1,309,722**
Prepaid reinsurance premiums (note 4)	**223,090**	179,234	**1,677,368**
Deferred policy acquisition costs (note 5)	**330,081**	305,743	**2,481,812**
Property and equipment, net of depreciation (note 6)	**200,422**	212,084	**1,506,932**
Derivative assets (note 14)	**207,212**	—	**1,557,985**
Other assets	**206,331**	146,376	**1,551,362**
Total assets	**¥8,456,317**	¥8,113,881	**$63,581,331**

See accompanying notes to consolidated financial statements.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Consolidated Balance Sheets—(Continued)

March 31, 2002 and 2001

	Yen in millions		Dollars in thousands
	2002	2001 (note 2)	**2002**
Liabilities and Stockholders' Equity			
Liabilities:			
Policy liabilities and accruals:			
Losses, claims and loss adjustment expenses (note 7)	**¥ 675,764**	¥ 655,253	**$ 5,080,932**
Unearned premiums (note 4)	**1,280,058**	1,192,904	**9,624,497**
Future policy benefits and losses	**494,269**	348,106	**3,716,308**
Total policy liabilities and accruals	**2,450,091**	2,196,263	**18,421,737**
Investment deposits by policyholders	**2,054,705**	2,170,444	**15,448,910**
Income tax liability (note 8)	**575,700**	645,478	**4,328,571**
Retirement and severance benefits (note 9)	**237,982**	146,846	**1,789,338**
Ceded reinsurance balances payable	**87,691**	78,445	**659,331**
Long-term debt (note 10)	**110,000**	110,000	**827,068**
Derivative liabilities (note 14)	**93,692**	—	**704,451**
Cash received under securities lending transactions	**149,212**	—	**1,121,895**
Other liabilities	**187,550**	179,861	**1,410,149**
Total liabilities	**5,946,623**	5,527,337	**44,711,450**
Stockholders' equity:			
Common stock,			
authorized 2,500,000,000 shares; issued and outstanding 1,549,692,481 shares in 2002 and 2001	**101,995**	101,995	**766,880**
Other stockholders' equity:			
Additional paid-in capital	**52,917**	52,917	**397,872**
Retained earnings (notes 2 and 12)	**1,853,312**	1,705,767	**13,934,679**
Accumulated other comprehensive income:			
Unrealized appreciation of securities	**553,640**	765,179	**4,162,706**
Foreign currency translation adjustments	**(4,549)**	(21,666)	**(34,203)**
Minimum pension liability adjustments (note 9)	**(47,621)**	(17,648)	**(358,053)**
Total accumulated other comprehensive income	**501,470**	725,865	**3,770,450**
Total stockholders' equity	**2,509,694**	2,586,544	**18,869,881**
Commitments and contingent liabilities (notes 4 and 13)			
Total liabilities and stockholders' equity	**¥8,456,317**	¥8,113,881	**$63,581,331**

See accompanying notes to consolidated financial statements.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Consolidated Statements of Stockholders' Equity

Years ended March 31, 2002, 2001 and 2000

	Yen in millions			Dollars in thousands
	2002	2001 (note 2)	2000 (note 2)	**2002**
Common stock:				
Balance at beginning and end of year	**¥ 101,995**	¥ 101,995	¥ 101,995	**$ 766,880**
Additional paid-in capital:				
Balance at beginning and end of year	**52,917**	52,917	52,917	**397,872**
Retained earnings:				
Legal reserve (note 12):				
Balance at beginning of year	**36,150**	33,493	30,828	**271,805**
Transfer from unappropriated retained earnings	**2,659**	2,657	2,665	**19,992**
Balance at end of year	**38,809**	36,150	33,493	**291,797**
Unappropriated retained earnings:				
Balance at beginning of year	**1,669,617**	1,596,772	1,530,794	**12,553,512**
Net income for year	**160,717**	88,675	81,815	**1,208,400**
Dividends paid (note 12)	**(13,172)**	(13,173)	(13,172)	**(99,038)**
Transfer to legal reserve (note 12)	**(2,659)**	(2,657)	(2,665)	**(19,992)**
Balance at end of year	**1,814,503**	1,669,617	1,596,772	**13,642,882**
Retained earnings at end of year	**1,853,312**	1,705,767	1,630,265	**13,934,679**
Accumulated other comprehensive income:				
Unrealized appreciation of securities:				
Balance at beginning of year	**765,179**	926,189	769,056	**5,753,225**
Change during year	**(211,539)**	(161,010)	157,133	**(1,590,519)**
Balance at end of year	**553,640**	765,179	926,189	**4,162,706**
Foreign currency translation adjustments:				
Balance at beginning of year	**(21,666)**	(28,311)	(12,189)	**(162,902)**
Change during year	**17,117**	6,645	(16,122)	**128,699**
Balance at end of year	**(4,549)**	(21,666)	(28,311)	**(34,203)**
Minimum pension liability adjustments (note 9):				
Balance at beginning of year	**(17,648)**	(21,285)	(25,688)	**(132,693)**
Change during year	**(29,973)**	3,637	4,403	**(225,360)**
Balance at end of year	**(47,621)**	(17,648)	(21,285)	**(358,053)**
Accumulated other comprehensive income at end of year	**501,470**	725,865	876,593	**3,770,450**
Total stockholders' equity	**¥2,509,694**	¥2,586,544	¥2,661,770	**$18,869,881**

See accompanying notes to consolidated financial statements.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Consolidated Statements of Cash Flows

Years ended March 31, 2002, 2001 and 2000

	Yen in millions			Dollars in thousands
	2002	2001 (note 2)	2000 (note 2)	**2002**
Cash flows from operating activities:				
Net income	**¥ 160,717**	¥ 88,675	¥ 81,815	**$ 1,208,400**
Adjustments to reconcile net income to cash provided by operating activities:				
Increase (decrease) in losses, claims and loss adjustment expense reserve, net of ceded reinsurance	**28,346**	35,389	(14,632)	**213,127**
Increase in unearned premiums, net of ceded reinsurance	**43,298**	21,554	21,284	**325,549**
Increase in future policy benefits for life	**146,163**	106,531	95,083	**1,098,970**
Increase (decrease) in liability for current income taxes	**38,494**	2,532	(29,975)	**289,429**
Deferred income taxes	**27,489**	31,473	34,830	**206,684**
Provision for retirement and severance benefits	**12,893**	7,150	4,414	**96,940**
Increase in deferred policy acquisition costs	**(24,338)**	(22,488)	(23,845)	**(182,992)**
Depreciation	**15,530**	17,159	18,259	**116,765**
Deferred gains on hedging activities	**—**	—	(92,556)	**—**
Cumulative effect of accounting changes	**(133,498)**	—	—	**(1,003,744)**
Changes in derivative assets and liabilities—net	**19,978**	—	—	**150,210**
Increase in other liabilities	**7,689**	18,654	5,126	**57,812**
Other—net	**15,248**	7,556	(113,473)	**114,647**
Net cash provided by (used in) operating activities	**358,009**	314,185	(13,670)	**2,691,797**
Cash flows from investing activities:				
Proceeds from investments sold or matured:				
Fixed maturities sold	**335,280**	296,843	352,667	**2,520,902**
Fixed maturities redeemed	**436,752**	261,102	226,634	**3,283,850**
Equity securities	**94,796**	125,080	241,637	**712,752**
Mortgage loans on real estate	**35,953**	20,093	29,389	**270,323**
Investment real estate	**16,306**	8,095	11,374	**122,602**
Policy loans	**22,403**	21,991	20,732	**168,444**
Other long-term investments	**211,793**	307,232	333,102	**1,592,429**
Cost of investments purchased:				
Fixed maturities	**(1,125,166)**	(650,427)	(811,863)	**(8,459,895)**
Equity securities	**(185,518)**	(188,261)	(302,385)	**(1,394,872)**
Mortgage loans on real estate	**(14,981)**	(16,706)	(17,872)	**(112,639)**
Investment real estate	**(1,972)**	(6,633)	(2,719)	**(14,827)**
Policy loans	**(23,906)**	(23,649)	(22,360)	**(179,744)**
Other long-term investments	**(107,670)**	(107,957)	(135,077)	**(809,549)**
Short-term investments—net	**138,025**	(318,604)	117,183	**1,037,782**
Securities and indebtedness of related parties	**6,671**	175	(662)	**50,158**
Additions to property and equipment	**(7,496)**	(7,503)	(11,007)	**(56,363)**
Increase in cash received under securities lending transactions	**149,212**	—	—	**1,121,895**
Net cash provided by (used in) investing activities	**(19,518)**	(279,129)	28,773	**(146,752)**
Cash flows from financing activities:				
Investment deposits funded by policyholders and yields therefrom	**270,162**	338,637	376,450	**2,031,293**
Withdrawals of investment deposits by policyholders	**(385,901)**	(416,238)	(450,574)	**(2,901,511)**
Proceeds from issuance of long-term debt	**—**	60,000	50,000	**—**
Dividends to stockholders	**(13,172)**	(13,173)	(13,172)	**(99,038)**
Net cash used in financing activities	**(128,911)**	(30,774)	(37,296)	**(969,256)**
Effect of exchange rate changes on cash and cash equivalents	**291**	248	51	**2,188**
Net change in cash and cash equivalents	**209,871**	4,530	(22,142)	**1,577,977**
Cash and cash equivalents at beginning of year	**112,431**	107,901	130,043	**845,346**
Cash and cash equivalents at end of year	**¥ 322,302**	¥ 112,431	¥ 107,901	**$ 2,423,323**
Supplemental information of cash flows:				
Cash paid during the year for:				
Interest	**¥ 2,075**	¥ 1,142	¥ 709	**$ 15,602**
Income taxes	**¥ 15,466**	¥ 10,354	¥ 32,419	**$ 116,286**

See accompanying notes to consolidated financial statements.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Consolidated Statements of Comprehensive Income

Years ended March 31, 2002, 2001 and 2000

	Yen in millions			Dollars in thousands
	2002	2001 (note 2)	2000 (note 2)	**2002**
Net income	**¥ 160,717**	¥ 88,675	¥ 81,815	**$ 1,208,400**
Other comprehensive income (loss), net of tax:				
Unrealized appreciation of securities:				
Unrealized holding gains (losses)	**(197,773)**	(122,012)	213,939	**(1,487,017)**
Less: reclassification adjustments	**(13,766)**	(38,998)	(56,806)	**(103,502)**
	(211,539)	(161,010)	157,133	**(1,590,519)**
Foreign currency translation adjustments:				
Foreign currency translation adjustments	**17,117**	4,736	(16,122)	**128,699**
Less: reclassification adjustments	**—**	1,909	—	**—**
	17,117	6,645	(16,122)	**128,699**
Minimum pension liability adjustments	**(29,973)**	3,637	4,403	**(225,360)**
Other comprehensive income (loss)	**(224,395)**	(150,728)	145,414	**(1,687,180)**
Comprehensive income (loss)	**¥ (63,678)**	¥ (62,053)	¥227,229	**$ (478,780)**

See accompanying notes to consolidated financial statements.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements

March 31, 2002, 2001 and 2000

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine"), incorporated in Japan, is a property and casualty insurer which writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese business. On April 2, 2002, Tokio Marine completed its business combination with The Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire") by way of the creation of a holding company called Millea Holdings, Inc. ("Millea Holdings"), by which each of the two companies has become a wholly owned subsidiary of Millea Holdings in a statutory share exchange under Japanese law.

The consolidated financial statements of Tokio Marine and its subsidiaries (collectively referred to as "the Company") are presented herein in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from Japanese accounting principles ("Japanese GAAP"). In the parent company only financial statements prepared in conformity with Japanese GAAP, Tokio Marine reported net income of ¥39,182 million ($294,602 thousand) in 2002, ¥43,140 million in 2001 and ¥30,614 million in 2000, and stockholders' equity of ¥1,803,976 million ($13,563,729 thousand) at March 31, 2002 and ¥1,997,667 million at March 31, 2001 on a non-consolidated basis.

Certain reclassifications have been made to prior years' amounts to conform to the 2002 presentation.

The financial statements presented herein are expressed in yen and, solely for the convenience of readers, have been translated into United States dollars at the rate of ¥133=U.S.$1, the approximate exchange rate prevailing on the Tokyo foreign exchange market as of March 31, 2002. This translation should not be construed as a representation that all the amounts shown could be converted into U.S. dollars at the rate shown.

(b) Principles of Consolidation

The accompanying consolidated financial statements include all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Other subsidiaries and affiliates, which are not significant, are accounted for primarily by the equity method. At March 31, 2002 and 2001, investments in related parties which were presented as other assets amounted to ¥14,272 million ($107,308 thousand) and ¥20,943 million, respectively.

The amounts of statutory net income (loss) for the years ended March 31, 2002, 2001 and 2000, and stockholders' equity at March 31, 2002 and 2001 of the consolidated insurance subsidiaries were as follows:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Statutory net income (loss):				
Property and casualty	**¥12,703**	¥ 2,443	¥1,970	**$ 95,511**
Life	**1**	1	(324)	**8**
Statutory stockholders' equity:				
Property and casualty	**67,285**	36,800		**505,902**
Life	**27,437**	28,102		**206,293**

(c) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S.GAAP. Actual results could differ from these estimates.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(d) Investments—Other than Investments in Related Parties

Fixed maturities held to maturity, which the Company has the intent and ability to hold to maturity, are stated at amortized cost. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

Fixed maturities available for sale are stated at fair value. When quoted market value is not available, quoted market value for similar securities is utilized instead. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

Equity securities, which include common and nonredeemable preferred stocks, are stated at their fair value based primarily on quoted market prices. Stocks listed on Japanese or foreign stock exchanges represent approximately 86% and 89% of the investment in stocks at March 31, 2002 and 2001, respectively. Declines in fair value below cost that are determined to be other than temporary are charged to earnings.

The cost of securities sold is determined on the weighted moving-average basis.

Mortgage loans on real estate and loans which are included in other long-term investments are principally carried at the unpaid balance of the principal amount. Commercial loans are identified as impaired and placed on a cash basis when it is determined that the payment of interest or principal is doubtful of collection except when the loan is well secured and in the process of collection. Any interest accrued is reversed and charged against current earnings, and interest is thereafter included in earnings only to the extent actually received in cash. When there is doubt regarding the ultimate collectibility of principal, all cash receipts are thereafter applied to reduce the recorded investment in the loan. Impaired commercial loans are written down to the extent that principal is judged to be uncollectible. Impaired collateral-dependent loans where repayment is expected to be provided solely by the underlying collateral and there are no other available and reliable sources of repayment are written down to the lower of cost or collateral value. Cash-basis loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a sustained period of repayment performance in accordance with the contractual terms.

Policy loans are made to policyholders of long-term insurance with refund at maturity, such as long-term comprehensive insurance and long-term family personal traffic accident insurance, etc. The maximum amount of loans is limited to 90% of return premiums on the policies. Policy loans are carried at cost.

Gains and losses incurred on the sale or impairment of investments are included in realized gains and losses in the consolidated statements of income. Unrealized appreciation or depreciation, net of taxes, in the value of securities available for sale is accounted for as accumulated other comprehensive income.

(e) Investment Real Estate, Property and Equipment

Investment real estate, property and equipment are stated at cost less accumulated depreciation on buildings and furniture and fixtures. Depreciation is computed principally by the declining-balance method based on estimated useful lives. The estimated useful lives of buildings and equipment range as follows:

Reinforced concrete	38 to 50 years
Brick and block	41 years
Wood	24 years
Wood and mortar	22 years
Building equipment	3 to 18 years
Furniture and fixtures	2 to 15 years

Maintenance and repairs are charged against income as incurred. Improvements are capitalized to property and equipment.

The cost and accumulated depreciation with respect to assets retired or otherwise disposed of are eliminated from the asset and related accumulated depreciation accounts. Any resulting profit or loss is credited or charged to income.

(f) Cash Equivalents

Cash equivalents include cash deposited in demand deposits at banks.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(g) Derivatives

In June 1998, the U.S. Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No.133 was subsequently amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No.133."

SFAS No.133, as amended, establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. SFAS No.133, as amended, requires that all derivatives be recorded on the consolidated balance sheet at their respective fair values. The Company adopted SFAS No.133, as amended, on April 1, 2001. All changes in the fair value of derivatives are recognized currently in earnings as "losses on derivatives" from the year ended March 31, 2002. For the years ended March 31, 2001 and 2000, the realized gains and losses related to derivative transactions were included in "net investment income" and "realized gains (losses) on investments."

In accordance with the transition provisions of SFAS No.133, the Company recorded a net-of-tax cumulative-effect-type adjustment of ¥85,465 million ($642,594 thousand) to net income on April 1, 2001. Of this adjustment, ¥93,907 million ($706,068 thousand) was attributable to the increase in the fair value of interest rate swaps used in the Company's asset liability management process, partly offset by a net decrease in fair value for other outstanding derivative instruments on April 1, 2001.

The Company occasionally purchases a financial instrument that contains a derivative instrument that is embedded in the financial instrument. The Company bifurcates an embedded derivative where: (1) the economic characteristics of the embedded instruments are not clearly and closely related to those of the remaining components of the financial instrument; and (2) a separate instrument with the same terms as the embedded instrument meets the definition of a derivative under SFAS No.133. When bifurcated, the embedded derivative is carried at fair value, and changes in its fair value are included currently in earnings.

(h) Premium Revenues

Property and casualty insurance premiums are recognized as earned on a pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums written relating to the unexpired terms of coverage.

Life premiums for long-duration contracts are recognized when due from policyholders. Life premiums for short-duration contracts are recognized over the period to which the premiums relate on a pro rata basis.

(i) Policy Acquisition Costs

Costs that vary with and are primarily related to the acquisition of insurance policies are capitalized and charged to expense in proportion to premium revenue recognized. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income and, if not recoverable, are charged to expense.

(j) Losses, Claims and Loss Adjustment Expenses

The net liabilities stated for reported and estimated property and casualty losses and claims and for related loss adjustment expenses are based upon the accumulation of (1) case estimates for losses and related loss adjustment expenses reported prior to the close of the accounting period on the direct business written by the Company and (2) estimates received from ceding reinsurers. The loss adjustment expenses represent administrative expenses in connection with settling or disposing of claims, which include out-of-pocket expenses as well as allocated personnel cost. Provision has been made for unreported losses and for loss adjustment expenses not identified with specific claims based upon past experience. These reserves are adjusted regularly based on experience. The Company believes that the liabilities for unpaid losses and loss adjustment expenses at March 31, 2002 and 2001 are adequate to cover the ultimate net cost of losses and claims incurred to those dates. However, the liabilities are necessarily based on estimates and management makes no representation that the ultimate liability may not exceed or fall short of such estimates.

Notes to Consolidated Financial Statements—(Continued)

(k) Future Policy Benefits and Losses

Future policy benefits and losses include provisions for future policy benefits for life contracts and for unpaid life policy claims. The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables. Unpaid policy claims are the estimated liability for reported and unreported losses on life policies on an undiscounted basis. The Company believes that the estimated liabilities for future policy benefits and for losses at March 31, 2002 and 2001 are adequate to cover the life insurance liability. However, the ultimate liability may vary from such estimates.

(l) Investment Deposits by Policyholders

Certain long-term property and casualty insurance policies, such as long-term comprehensive insurance and long-term family personal traffic accident insurance, etc. include a savings feature in addition to the insurance coverage provided under the policy. These policies are issued for periods of two to sixty-four years.

The key terms of this type of policies ("deposit-type insurance"), which include the contractual rates of interest, are fixed at the inception of the policy and remain in effect during the policy period. At inception, policyholders can choose to pay premiums on the policy either in a lump sum or in annual, semi-annual or monthly installments. The policy allows policyholders to later change the mode for payment with the Company's approval. In addition, the policy allows policyholders during the payment phase to change the allocation of annuity payments he or she receives if certain conditions established by the Company are met. In practice, these options are rarely used by policyholders. Policyholders can terminate the contract before the maturity date with a payment of a pre-determined commission to the Company.

Premiums for insurance and savings portions of the contract are allocated at inception. The premium for the insurance portion is calculated the same way that the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion represents the present value of the lump-sum or annuity refund for a fixed period, discounted using the committed interest rate and the "total loss termination" rate, which are both set at the inception of the contracts. "Total loss termination" is an exceptional event that takes place when a full payout is made for the insurance portion of the policy, and in this case, the contract terminates without any maturity refund being paid to the policyholder. The weighted average annual frequency of "total loss termination" is approximately 0.05%.

The premium for the insurance portion is recognized as revenue over the period of the contract, generally in proportion to the amount of insurance protection provided. The premium for the savings portion of the contract is accounted for as an increase to liabilities for refunds captioned "investment deposits by policyholders." At the end of each fiscal year, the present value of future payments of maturity refunds of contracts in force less the present value of the savings portion of future premiums is accounted for as refund provisions. Investment returns that exceed or fall short of the committed interest rate are accounted for either as net investment income or realized gains (losses) on investment according to their nature.

Policy acquisition costs are not charged to the savings portion of the contract. Costs associated with policy acquisition of all deposit-type policies are charged to the insurance portion and amortized over the contractual period. The possibility of a premium deficiency, relevant only to the insurance portion, is monitored through combined loss and expense ratio. The Company did not recognize any premium deficiency for this type of policies for the years ended March 31, 2002, 2001 and 2000.

(m) Reinsurance

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The Company evaluates and monitors the financial condition of its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurer insolvencies.

(n) Compulsory Automobile Liability Insurance

Japanese law provides that all automobiles are to be covered by specified amounts of liability insurance for personal injury and that insurance companies are to accept such coverage on a non-profit basis. In compliance with this law, which came into effect on April 1, 1966, the Company has not reflected any profit or loss from underwriting such compulsory automobile liability insurance in financial statements prepared for distribution to stockholders under the Japanese Commercial Code. In the accompanying consolidated financial statements, which are presented in accordance with U.S. GAAP, losses, net of income taxes, from underwriting compulsory automobile liability insurance amounting to ¥11,690 million ($87,895 thousand) in 2002, ¥10,278 million in 2001 and ¥9,636 million in 2000 have been charged to income. Accumulated losses since April 1, 1966 amount to approximately ¥71,095 million ($534,549 thousand).

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(o) Foreign Currency Translation

Assets and liabilities of the subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenues and expenses of the subsidiaries are translated at weighted average exchange rates during the year. Gains and losses resulting from translation of financial statements are excluded from the consolidated statements of income and are accumulated as foreign currency translation adjustments in stockholders' equity.

Gains (losses) resulting from foreign currency transactions in the amount of ¥5,288 million ($39,759 thousand) in 2002, ¥7,022 million in 2001 and ¥(10,549) million in 2000 were charged or credited to income.

(p) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(q) Earnings per American Depositary Share

Basic earnings per American Depositary Share ("ADS") are computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period multiplied by a factor of five to account for the common stock to ADS ratio of five common shares to one ADS.

(r) New Accounting Standards

In June 2001, the FASB issued SFAS No.141, "Business Combinations." This statement addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board ("APB") Opinion No.16, "Business Combinations," and SFAS No.38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this statement are to be accounted for using the purchase method. The Company adopted SFAS No.141 in the year ended March 31, 2002.

In June 2001, the FASB issued SFAS No.142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No.17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company will adopt SFAS No.142 in the year ending March 31, 2003 as permitted.

In June 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company will adopt SFAS No.143 in the year ending March 31, 2004. The Company does not expect the adoption of SFAS No.143 to have a material effect on its financial position or results of operations.

In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement replaces SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No.30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No.144 establishes a single accounting model for long-lived assets to be disposed of by sale. The Company will adopt SFAS No.144 in the year ending March 31, 2003. The Company does not expect the adoption of SFAS No.144 to have a material effect on its financial position or results of operations.

2. RESTATEMENTS

The accompanying consolidated financial statements for the years ended March 31, 2001 and 2000 have been restated as a result of the Company's review of its application of accounting policies and procedures in relation to recognition of impairment for "other than temporary" declines in fair value below cost of equity securities. The review resulted in restatement of retained earnings as of March 31, 1999, in the amount of ¥35,371 million. It also resulted in recording additional pre-tax impairment losses for equity securities in the amount of ¥7,566 million and ¥3,581 million for the years ended March 31, 2001 and 2000, respectively.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table shows the effects of these restatements on the Company's consolidated financial statements for the years ended March 31, 2001 and 2000 on a condensed basis. All adjustments related to the property and casualty insurance segment.

	Yen in millions, except per share amount			
	2001		2000	
	As previously reported	As restated	As previously reported	As restated
Retained earnings:				
at beginning of year	¥1,667,928	¥1,630,265	¥1,596,993	¥1,561,622
at end of year	1,748,272	1,705,767	1,667,928	1,630,265
Unrealized appreciation of securities	722,674	765,179	888,526	926,189
Realized gains on investments	63,708	56,142	26,444	22,863
Income tax expense	47,083	44,359	38,563	37,274
Net income	93,517	88,675	84,107	81,815
Basic and diluted net income per ADS	302	286	271	264

3. INVESTMENTS

The following summarizes the Company's investments in fixed maturities held to maturity at March 31, 2002 and 2001:

	Yen in millions			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2002:				
Bonds and notes:				
Other government and government agencies and authorities	**¥453,453**	**¥ 9,421**	**¥(3,904)**	**¥458,970**
Other corporate bonds	**16,735**	**701**	**(1)**	**17,435**
Total fixed maturities held to maturity	**¥470,188**	**¥10,122**	**¥(3,905)**	**¥476,405**

	Yen in millions			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2001:				
Bonds and notes:				
Other government and government agencies and authorities	¥325,933	¥20,563	¥(73)	¥346,423
Other corporate bonds	16,906	659	—	17,565
Total fixed maturities held to maturity	¥342,839	¥21,222	¥(73)	¥363,988

	Dollars in thousands			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2002:				
Bonds and notes:				
Other government and government agencies and authorities	**$3,409,421**	**$70,835**	**$(29,354)**	**$3,450,902**
Other corporate bonds	**125,827**	**5,271**	**(8)**	**131,090**
Total fixed maturities held to maturity	**$3,535,248**	**$76,106**	**$(29,362)**	**$3,581,992**

The following summarizes the Company's investments in fixed maturities available for sale at March 31, 2002 and 2001:

	Yen in millions			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2002:				
Bonds and notes:				
U.S. government and government agencies and authorities	**¥ 43,313**	**¥ 7,593**	**¥ (5)**	**¥ 50,901**
U.S. states, municipalities and political subdivisions	**109**	**65**	**—**	**174**
Other government and government agencies and authorities	**903,702**	**16,657**	**(160)**	**920,199**
Other municipalities and political subdivisions	**299,885**	**23,979**	**(32)**	**323,832**
Public utilities	**34,192**	**2,808**	**—**	**37,000**
Convertibles and bonds with warrants attached	**102,074**	**9,420**	**—**	**111,494**
Other corporate bonds	**543,645**	**15,056**	**(232)**	**558,469**
Total fixed maturities available for sale	**¥1,926,920**	**¥75,578**	**¥(429)**	**¥2,002,069**

	Yen in millions			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2001:				
Bonds and notes:				
U.S. government and government agencies and authorities	¥ 30,885	¥ 6,088	¥—	¥ 36,973
U.S. states, municipalities and political subdivisions	265	75	—	340
Other government and government agencies and authorities	514,179	41,244	(1)	555,422
Other municipalities and political subdivisions	317,470	29,921	(21)	347,370
Public utilities	47,945	2,450	—	50,395
Convertibles and bonds with warrants attached	136,574	14,730	—	151,304
Other corporate bonds	651,237	18,958	(2)	670,193
Total fixed maturities available for sale	¥1,698,555	¥113,466	¥(24)	¥1,811,997

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Dollars in thousands			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2002:				
Bonds and notes:				
U.S. government and government agencies and authorities	$ 325,662	$ 57,090	$ (39)	$ 382,713
U.S. states, municipalities and political subdivisions	820	489	—	1,309
Other government and government agencies and authorities	6,794,752	125,241	(1,203)	6,918,790
Other municipalities and political subdivisions	2,254,775	180,293	(241)	2,434,827
Public utilities	257,083	21,112	—	278,195
Convertibles and bonds with warrants attached	767,474	70,827	—	838,301
Other corporate bonds	4,087,556	113,203	(1,744)	4,199,015
Total fixed maturities available for sale	$14,488,122	$568,255	$(3,227)	$15,053,150

The amortized cost and fair value of fixed maturities by contractual maturity at March 31, 2002 are as follows. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Yen in millions		Dollars in thousands	
	Amortized cost	Fair value	Amortized cost	Fair value
Fixed maturities held to maturity:				
Due in one year or less	¥ 208	¥ 208	$ 1,564	$ 1,564
Due after one year through five years	8,393	8,623	63,105	64,835
Due after five years through ten years	14,985	15,910	112,669	119,624
Due after ten years	446,602	451,664	3,357,910	3,395,969
	¥470,188	¥476,405	$3,535,248	$3,581,992

	Yen in millions		Dollars in thousands	
	Amortized cost	Fair value	Amortized cost	Fair value
Fixed maturities available for sale:				
Due in one year or less	¥ 276,091	¥ 289,053	$ 2,075,872	$ 2,173,331
Due after one year through five years	770,739	810,130	5,795,031	6,091,202
Due after five years through ten years	338,008	351,012	2,541,414	2,639,188
Due after ten years	542,082	551,874	4,075,805	4,149,429
	¥1,926,920	¥2,002,069	$14,488,122	$15,053,150

Proceeds from sales of investments in fixed maturities prior to their scheduled maturity dates were ¥335,280 million ($2,520,902 thousand), ¥296,843 million and ¥352,667 million for the years ended March 31, 2002, 2001 and 2000, respectively. Gross gains of ¥12,247 million ($92,083 thousand) and gross losses of ¥3,181 million ($23,917 thousand) in 2002, gross gains of ¥20,656 million and gross losses of ¥11,076 million in 2001 and gross gains of ¥11,560 million and gross losses of ¥9,086 million in 2000 were realized on those sales.

Bonds carried at ¥38,634 million ($290,481 thousand) at March 31, 2002 and ¥19,174 million at March 31, 2001 were pledged as collateral primarily to reinsurance companies.

Bonds carried at ¥146,447 million ($1,101,105 thousand) at March 31, 2002 and ¥139,003 million at March 31, 2001 were used as collateral for the Bank of Japan's instant gross settlement system for transactions of checking accounts and Japanese government bonds.

Bonds carried at ¥147,839 million ($1,111,571 thousand) at March 31, 2002 were loaned to financial institutions under securities lending transactions.

Bonds carried at ¥94,313 million ($709,120 thousand) at March 31, 2002 and ¥104,279 million at March 31, 2001 were deposited primarily with United States and other foreign government authorities as required by law.

Bonds carried at ¥1,387 million ($10,429 thousand) at March 31, 2002 and ¥1,129 million at March 31, 2001 were pledged as collateral for Life Insurance Policyholders Protection Corporation of Japan, a corporation established to protect policyholders from losses in case of bankruptcies of life insurance companies.

With respect to marketable equity securities, gross unrealized gains were ¥1,343,337 million ($10,100,278 thousand) and gross unrealized losses were ¥16,308 million ($122,617 thousand) at March 31, 2002, and gross unrealized gains were ¥1,633,695 million and gross unrealized losses were ¥16,504 million at March 31, 2001.

Proceeds from sales of investments in equity securities were ¥94,796 million ($712,752 thousand), ¥125,080 million and ¥241,637 million for the years ended March 31, 2002, 2001 and 2000, respectively. Gross gains of ¥39,329 million ($295,707 thousand) and gross losses of ¥2,269 million ($17,060 thousand) in 2002, gross gains of ¥61,630 million and gross losses of ¥13,566 million in 2001, and gross gains of ¥80,489 million and gross losses of ¥20,658 million in 2000 were realized on those sales.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Stocks carried at ¥50,498 million ($379,684 thousand) at March 31, 2002, and ¥49,258 million at March 31, 2001 were deposited with securities brokers primarily as a collateral for futures transactions entered into by the Company.

Stocks carried at ¥5,824 million ($43,789 thousand) at both March 31, 2002 and 2001 were deposited with United States government authorities as required by law.

Mortgage loans on real estate are primarily mortgage loans on commercial buildings.

Accumulated depreciation of investment real estate amounted to ¥83,155 million ($625,226 thousand) and ¥83,249 million at March 31, 2002 and 2001, respectively.

Other long-term investments include:

	Yen in millions		Dollars in thousands
	2002	2001	**2002**
Mortgage loans on vessels and facilities	**¥ 25,061**	¥ 29,203	**$ 188,429**
Collateral and bank-guaranteed loans	**29,800**	36,650	**224,060**
Unsecured loans	**404,419**	485,655	**3,040,744**
Money trust	**76,386**	87,578	**574,331**
	¥535,666	¥639,086	**$4,027,564**

Mortgage loans on vessels and facilities are generally joint loans in which other financial institutions participate. The Company participates in the hull insurance on these vessels.

Collateral loans are made to commercial enterprises and are secured principally by listed stocks and/or bonds of Japanese corporations. Certain of these loans are made jointly with other insurance companies.

Bank-guaranteed loans are made to commercial enterprises.

Unsecured loans within authorized limits are made on a selective basis to corporate borrowers. These loans are generally term loans, which had contractual maturities ranging from 2002 through 2029 at March 31, 2002. Interest rates of these loans varied from 0.1% to 12.0% at March 31, 2002, and 0.3% to 11.7% at March 31, 2001.

Money trust is a type of portfolio investment in which trust banks are entrusted with investments in securities or other financial instruments.

Short-term investments consist primarily of call loans and other investments maturing within one year. Short-term investments amounting to ¥220 million ($1,654 thousand) at March 31, 2002 and ¥207 million at March 31, 2001 were deposited with the United States government authorities.

Details of net investment income were as follows:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Fixed maturities	**¥ 51,913**	¥ 50,541	¥ 55,644	**$390,323**
Equity securities	**29,409**	30,002	25,599	**221,120**
Mortgage loans on real estate	**4,219**	4,569	4,685	**31,722**
Investment real estate	**12,907**	14,050	14,077	**97,045**
Policy loans	**830**	757	680	**6,241**
Other long-term investments	**11,802**	15,421	23,184	**88,737**
Short-term investments	**4,113**	4,416	3,327	**30,925**
Other	**7,987**	27,967	33,339	**60,053**
Gross investment income	**123,180**	147,723	160,535	**926,166**
Less income credited to investment deposits by policyholders	**56,422**	58,669	65,578	**424,226**
	66,758	89,054	94,957	**501,940**
Less investment expenses	**18,499**	19,871	16,849	**139,090**
Net investment income	**¥ 48,259**	¥ 69,183	¥ 78,108	**$362,850**

Effective for the year ended March 31, 2002, the Company changed the presentation of reporting gains and losses on derivative transactions to "losses on derivatives" as described in note 1(g). The above table includes net gains on derivative transactions in the amount of ¥20,696 million and ¥31,512 million for the years ended March 31, 2001 and 2000, respectively.

At March 31, 2002 and 2001, accrued investment income, included in other assets, amounted to ¥15,365 million ($115,526 thousand) and ¥20,381 million, respectively.

Net realized and change in unrealized gains or losses on fixed maturities available for sale, equity securities and other investments for the years ended March 31, 2002, 2001 and 2000 were as follows:

	Yen in millions			
	Fixed maturities	Equity securities	Other investments	Net gains (losses)
2002:				
Realized	**¥ 8,244**	**¥ (11,900)**	**¥ 2,636**	**¥ (1,020)**
Change in unrealized	**(38,293)**	**(290,162)**	**(3,764)**	**(332,219)**
Total	**¥(30,049)**	**¥(302,062)**	**¥(1,128)**	**¥(333,239)**
2001:				
Realized	¥ 9,400	¥ 53,578	¥ (6,836)	¥ 56,142
Change in unrealized	75,634	(351,656)	4,438	(271,584)
Total	¥ 85,034	¥(298,078)	¥ (2,398)	¥(215,442)
2000:				
Realized	¥ 1,028	¥ 11,417	¥10,418	¥ 22,863
Change in unrealized	18,081	308,832	—	326,913
Total	¥ 19,109	¥ 320,249	¥10,418	¥ 349,776

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Dollars in thousands			
	Fixed maturities	Equity securities	Other investments	Net gains (losses)
2002:				
Realized	**$ 61,985**	**$ (89,474)**	**$ 19,820**	**$ (7,669)**
Change in unrealized	**(287,917)**	**(2,181,669)**	**(28,301)**	**(2,497,887)**
Total	**$(225,932)**	**$(2,271,143)**	**$ (8,481)**	**$(2,505,556)**

The Company changed the presentation of reporting gains and losses on derivative transactions in the year ended March 31, 2002 and the above table includes gains and losses on derivative transactions in the amount of ¥9,901 million and ¥(43,701) million for the years ended March 31, 2001 and 2000, respectively.

On April 1, 2000, the Company transferred certain of its fixed maturities available for sale to held to maturity category. This transfer was based on the Company's review of investment policies to match the duration of securities portfolio with certain life insurance liabilities with relatively long duration. The related unrealized gains on these securities at the time of transfer in the amount of ¥9,088 million are being amortized from accumulated other comprehensive income into investment income over the remaining terms of the securities. Unamortized amounts of those unrealized gains were ¥8,175 million ($61,466 thousand) and ¥8,631 million at March 31, 2002 and 2001, respectively.

Securities available for sale are carried in the consolidated financial statements at fair value. Changes in unrealized gains and losses, net of taxes, on securities available for sale shown above are included in other comprehensive income.

The Company's investments in Toyota Motor Corporation and its affiliates amounting to ¥284,345 million ($2,137,932 thousand) and ¥337,917 million at March 31, 2002 and 2001, respectively, exceeded 10% of stockholders' equity.

The recorded investments in impaired loans and related specific valuation allowances, which were established for all impaired loans, at March 31, 2002 and 2001 were as follows:

	Yen in millions		Dollars in thousands	
	Total recorded investment	Valuation allowances -specific	Total recorded investment	Valuation allowances -specific
2002:				
Mortgage loans on real estate	**¥16,726**	**¥ 8,264**	**$125,759**	**$ 62,135**
Unsecured loans	**30,564**	**15,806**	**229,805**	**118,842**
	¥47,290	**¥24,070**	**$355,564**	**$180,977**
2001:				
Mortgage loans on real estate	¥20,051	¥ 9,017		
Unsecured loans	43,682	16,509		
	¥63,733	¥25,526		

In addition, based on the Company's past experience that it is probable that a certain percentage of its loans not covered by specific valuation allowances are impaired at the balance sheet date even in the absence of specific loss information, the Company established unallocated valuation allowances in order to incorporate loss contingencies underlying the loan portfolio comprehensively. In determining the amount of these allowances, the Company classifies loans into three categories based on their current credit quality, and applies historical loan loss ratios for these respective categories. The outstanding unallocated valuation allowances were ¥8,675 million ($65,226 thousand) and ¥13,393 million at March 31, 2002 and 2001, respectively.

The activity in the valuation allowances for the years ended March 31, 2002, 2001 and 2000 is presented as follows:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Balance at beginning of year	**¥38,919**	¥38,219	¥ 71,067	**$292,624**
Charges to income	**(502)**	1,731	2,308	**(3,774)**
Principal charge-offs	**(5,672)**	(1,031)	(35,156)	**(42,647)**
Balance at end of year	**¥32,745**	¥38,919	¥ 38,219	**$246,203**

During the years ended March 31, 2002, 2001 and 2000, the average recorded investment in impaired loans amounted to ¥55,512 million ($417,384 thousand), ¥67,880 million and ¥77,667 million, respectively, and interest income recognized and received in cash on those loans amounted to ¥747 million ($5,617 thousand), ¥1,361 million and ¥1,290 million, respectively. At March 31, 2002 and 2001, the carrying amount of loans that were non-income producing during the preceding twelve months amounted to ¥6,527 million ($49,075 thousand) and ¥8,806 million, respectively.

The Company manages its investments to limit credit risks by diversifying its portfolio among various investment types and industry sectors. The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitory procedures. Collateral often includes pledges of assets, such as stocks and other assets and guarantees.

4. REINSURANCE

In the ordinary course of business, the Company cedes risks to other insurers and reinsurers. Reinsurance enables the Company to reduce its exposure to large losses in all aspects of its insurance business, although it does not relieve the Company of its obligations as direct insurer of the risks reinsured.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force. Reinsurance recoverable on losses represents estimates of amounts that will be recovered from reinsurers on reported and unreported losses and claims and loss adjustment expenses.

The Company is exposed to contingent liability with respect to reinsurance which would become an actual liability to the extent that any reinsurer failed to meet its obligations to the Company. Because of the large amount of funds held by the Company under reinsurance treaties and the Company's favorable historical results with the reinsurers involved, no material amounts were considered uncollectible and no material provisions were made for this contingency.

The effect of ceded reinsurance on the consolidated statements of income for the years ended March 31, 2002, 2001 and 2000 is as follows:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Property and casualty:				
Premiums written:				
Direct	**¥1,509,615**	¥1,468,361	¥1,431,192	**$11,350,488**
Assumed	**138,362**	94,117	97,186	**1,040,316**
Ceded	**(266,494)**	(238,571)	(230,394)	**(2,003,714)**
Net premiums written	**¥1,381,483**	¥1,323,907	¥1,297,984	**$10,387,090**
Premiums earned:				
Direct	**¥1,436,884**	¥1,449,523	¥1,413,126	**$10,803,639**
Assumed	**128,786**	92,236	95,778	**968,315**
Ceded	**(222,708)**	(231,020)	(227,356)	**(1,674,496)**
Premiums earned	**¥1,342,962**	¥1,310,739	¥1,281,548	**$10,097,458**
Losses, claims incurred:				
Direct	**¥ 842,460**	¥ 889,295	¥ 848,664	**$ 6,334,285**
Assumed	**89,626**	92,823	97,195	**673,880**
Ceded	**(195,321)**	(202,430)	(202,855)	**(1,468,579)**
Losses, claims incurred	**¥ 736,765**	¥ 779,688	¥ 743,004	**$ 5,539,586**
Life:				
Premiums earned:				
Direct	**¥ 205,954**	¥ 150,654	¥ 130,182	**$ 1,548,526**
Assumed	**0**	1	—	**0**
Ceded	**(261)**	(112)	(54)	**(1,962)**
Premiums earned	**¥ 205,693**	¥ 150,543	¥ 130,128	**$ 1,546,564**

5. DEFERRED POLICY ACQUISITION COSTS

The following sets forth the policy acquisition costs deferred for amortization against future income and the related amortization charged to income for property and casualty and life insurance operations:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Property and casualty:				
Deferred at beginning of year	**¥232,477**	¥229,725	¥226,239	**$1,747,947**
Incurred during year:				
Commissions and brokerage	**227,168**	215,447	215,024	**1,708,030**
Salaries and other compensation	**115,911**	116,310	116,040	**871,511**
Other underwriting costs	**83,795**	84,589	78,993	**630,038**
	426,874	416,346	410,057	**3,209,579**
	659,351	646,071	636,296	**4,957,526**
Deferred at end of year	**240,372**	232,477	229,725	**1,807,308**
Policy acquisition costs	**418,979**	413,594	406,571	**3,150,218**
Life:				
Deferred at beginning of year	**73,266**	53,530	33,171	**550,873**
Incurred during year	**34,476**	28,693	26,900	**259,218**
	107,742	82,223	60,071	**810,091**
Deferred at end of year	**89,709**	73,266	53,530	**674,504**
Policy acquisition costs	**18,033**	8,957	6,541	**135,587**
Total policy acquisition costs	**¥437,012**	¥422,551	¥413,112	**$3,285,805**

6. PROPERTY AND EQUIPMENT

A summary of property and equipment is as follows:

	Yen in millions		Dollars in thousands
	2002	2001	**2002**
Land	**¥ 93,954**	¥ 96,989	**$ 706,423**
Buildings	**228,457**	231,311	**1,717,725**
Furniture and equipment	**40,755**	40,589	**306,428**
Construction in progress	**24**	664	**178**
Total at cost	**363,190**	369,553	**2,730,754**
Less accumulated depreciation	**162,768**	157,469	**1,223,822**
Net property and equipment	**¥200,422**	¥212,084	**$1,506,932**

Notes to Consolidated Financial Statements—(Continued)

7. LIABILITY FOR UNPAID LOSSES AND CLAIMS AND LOSS ADJUSTMENT EXPENSES

The table below is a reconciliation of beginning and ending property and casualty insurance balances for unpaid losses and claims and loss adjustment expenses for the years ended March 31, 2002, 2001 and 2000:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Balance at beginning of year	**¥655,253**	¥621,389	¥634,866	**$4,926,714**
Less reinsurance recoverables	**97,202**	98,727	97,572	**730,842**
Net balance at beginning of year	**558,051**	522,662	537,294	**4,195,872**
Incurred related to:				
Current year	**802,061**	829,097	802,619	**6,030,534**
Prior years	**(3,847)**	3,961	(6,853)	**(28,925)**
Total incurred	**798,214**	833,058	795,766	**6,001,609**
Paid related to:				
Current year	**481,710**	519,627	507,091	**3,621,880**
Prior years	**288,158**	278,042	303,307	**2,166,601**
Total paid	**769,868**	797,669	810,398	**5,788,481**
Net balance at end of year	**586,397**	558,051	522,662	**4,409,000**
Plus reinsurance recoverables	**89,367**	97,202	98,727	**671,932**
Balance at end of year	**¥675,764**	¥655,253	¥621,389	**$5,080,932**

Prior year claims and expenses incurred in the preceding table resulted principally from settling claims established in earlier accident years for amounts that differed from expectations.

Besides the amounts referred to above, reinsurance recoverables included property and casualty paid losses due from reinsurers in the amount of ¥84,826 million ($637,790 thousand) and ¥83,159 million at March 31, 2002 and 2001, respectively.

8. INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Total income taxes for the years ended March 31, 2002, 2001 and 2000 were allocated as follows:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Income before cumulative effect of accounting changes	**¥ 33,416**	¥ 44,359	¥ 37,274	**$ 251,247**
Cumulative effect of accounting changes	**48,033**	—	—	**361,150**
Other comprehensive income:				
Unrealized appreciation (depreciation) of securities during the year	**(118,901)**	(89,605)	88,778	**(893,992)**
Minimum pension liability adjustments	**(16,860)**	2,046	2,477	**(126,767)**
	¥ (54,312)	¥(43,200)	¥128,529	**$(408,362)**

The Company is subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 36% in 2002, 2001 and 2000.

The effective tax rates of the Company for the years ended March 31, 2002, 2001 and 2000 differ from the Japanese normal income tax rates for the following reasons:

	2002	2001	2000
Japanese normal income tax rate	**36.0%**	36.0%	36.0%
Tax credit for dividends received	**(7.1)**	(4.7)	(4.8)
Expenses not deductible for tax purposes	**1.2**	1.2	1.4
Other	**0.7**	0.8	(1.3)
Effective tax rate	**30.8%**	33.3%	31.3%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2002 and 2001 are presented below:

Notes to Consolidated Financial Statements—(Continued)

	Yen in millions		Dollars in thousands
	2002	2001	2002
Deferred tax assets:			
Unpaid and unreported losses	¥ 55,268	¥ 46,211	$ 415,549
Retirement and severance benefit	34,467	29,010	259,150
Reserve for compulsory automobile liability insurance	12,518	16,734	94,120
Minimum pension liability adjustments	28,094	11,234	211,233
Derivatives	24,160	1,314	181,654
Other	49,842	39,729	374,752
Total deferred tax assets	204,349	144,232	1,536,458
Deferred tax liabilities:			
Tax deductible reserves	(8,956)	(8,959)	(67,338)
Deferred policy acquisition costs	(118,543)	(110,158)	(891,301)
Derivatives	(74,977)	(7,700)	(563,737)
Other	(24,111)	(29,024)	(181,285)
Total deferred tax liabilities	(226,587)	(155,841)	(1,703,661)
Net deferred tax liabilities before deferred taxes on unrealized appreciation of securities	(22,238)	(11,609)	(167,203)
Deferred taxes on unrealized appreciation of securities	(509,704)	(628,605)	(3,832,361)
Net deferred tax liabilities	(531,942)	(640,214)	(3,999,564)
Income taxes currently payable	(43,758)	(5,264)	(329,007)
Income tax liability	¥(575,700)	¥(645,478)	$(4,328,571)

The Company has not provided a valuation allowance for the deferred tax assets at March 31, 2002 and 2001. Management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets. While there are no assurances that this benefit will be realized, the Company expects sufficient taxable income in the future, based on its historical record and expected future results to realize the benefit of the deferred tax assets.

9. RETIREMENT AND SEVERANCE BENEFITS

Employees of the Company are covered by the defined retirement and severance benefit plans described below.

Tokio Marine has an unfunded lump-sum payment retirement plan covering substantially all employees. Under the plan, employees are entitled to lump-sum payments based on points, which are accumulated each year by the employees' rank, length of service and certain other factors, upon retirement or termination of employment for reasons other than dismissal for cause. Directors and statutory auditors are covered by a separate plan. It is not the policy of management to fund the retirement and severance benefits described above.

Tokio Marine also has a funded pension plan covering substantially all employees who meet age and service requirements. The plan covers a portion of the welfare pension plan administered by the Japanese government.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the net periodic benefit costs of the funded pension plan in 2002, 2001 and 2000 were calculated using the unit credit actuarial cost method.

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Yen in millions		Dollars in thousands
	2002	2001	2002
Change in benefit obligation:			
Benefit obligation at beginning of year	¥ 338,858	¥ 310,374	$ 2,547,805
Service cost	15,494	15,301	116,496
Interest cost	11,389	9,060	85,632
Plan participants' contributions	2,115	2,097	15,902
Amendments	39,576	(2,319)	297,564
Actuarial loss	35,808	15,599	269,233
Benefits paid	(12,290)	(11,254)	(92,406)
Benefit obligation at end of year	¥ 430,950	¥ 338,858	$ 3,240,226
Change in plan assets:			
Fair value of plan assets at beginning of year	¥ 137,667	¥ 130,092	$ 1,035,090
Actual return on plan assets	(377)	257	(2,834)
Employer contributions	9,345	8,893	70,263
Plan participants' contributions	2,115	2,097	15,902
Benefits paid	(4,040)	(3,672)	(30,376)
Fair value of plan assets at end of year	¥ 144,710	¥ 137,667	$ 1,088,045
Funded status	¥(286,240)	¥(201,191)	$(2,152,181)
Unrecognized net actuarial loss	126,365	91,388	950,113
Unrecognized prior service cost	31,340	(5,839)	235,639
Net amount recognized	¥(128,535)	¥(115,642)	$ (966,429)
Amounts recognized in the statement of financial position consist of:			
Accrued benefit liability	¥(237,982)	¥(146,846)	$(1,789,338)
Intangible asset	31,409	—	236,158
Accumulated other comprehensive income	78,038	31,204	586,751
Net amount recognized	¥(128,535)	¥(115,642)	$ (966,429)
Significant actuarial assumptions:			
Discount rate	2.5%	3.0%	
Rate of salary increase	1.8%	1.7%	
Expected long-term return on plan assets	2.3%	2.9%	

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In 2002, Tokio Marine made certain amendments to its retirement benefit plan as part of the review of its employee compensation programs. The amendments primarily involved an early retirement program, by which Tokio Marine expects to reduce overall employee costs in the future periods.

The components of net periodic benefit cost for the years ended March 31, 2002, 2001 and 2000 are as follows:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Components of net periodic benefit cost:				
Service cost	**¥15,494**	¥15,301	¥14,380	**$116,496**
Interest cost	**11,389**	9,060	8,635	**85,632**
Expected return on plan assets	**(3,192)**	(3,831)	(3,091)	**(24,000)**
Amortization of prior service cost	**2,397**	(217)	(62)	**18,023**
Recognized actuarial loss	**4,398**	3,310	3,774	**33,068**
Net periodic benefit cost	**¥30,486**	¥23,623	¥23,636	**$229,219**

10. LONG-TERM DEBT

Long-term debt at March 31, 2002 and 2001 comprised the following:

	Yen in millions		Dollars in thousands
	2002	2001	**2002**
1.47% Japanese yen unsecured bonds, due September 2005	**¥ 30,000**	¥ 30,000	**$225,564**
1.96% Japanese yen unsecured bonds, due December 2009	**50,000**	50,000	**375,940**
2.14% Japanese yen unsecured bonds, due September 2010	**20,000**	20,000	**150,376**
2.78% Japanese yen unsecured bonds, due September 2020	**10,000**	10,000	**75,188**
	¥110,000	¥110,000	**$827,068**

The proceeds of these bonds were used primarily for general corporate purposes.

11. FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair value for all financial instruments. See note14 for discussion of fair value of derivative financial instruments. The carrying amounts and fair values of the Company's nonderivative financial instruments at March 31, 2002 and 2001 are as follows:

	Yen in millions		Dollars in thousands	
	Carrying amount	Fair value	Carrying amount	Fair value
2002:				
Policy loans	**¥ 20,615**	**¥ 20,615**	**$ 155,000**	**$ 155,000**
Mortgage loans on real estate	**144,323**	**145,869**	**1,085,135**	**1,096,759**
Mortgage loans on vessels and facilities	**25,061**	**25,082**	**188,429**	**188,586**
Collateral and bank-guaranteed loans	**29,800**	**29,768**	**224,060**	**223,820**
Unsecured loans	**404,419**	**406,169**	**3,040,744**	**3,053,902**
Money trust	**76,386**	**76,386**	**574,331**	**574,331**
Short-term investments	**665,406**	**665,406**	**5,003,053**	**5,003,053**
Long-term debt	**(110,000)**	**(115,257)**	**(827,068)**	**(866,594)**

	Yen in millions	
	Carrying amount	Fair value
2001:		
Policy loans	¥ 19,112	¥ 19,112
Mortgage loans on real estate	164,542	166,772
Mortgage loans on vessels and facilities	29,203	29,338
Collateral and bank-guaranteed loans	36,650	36,710
Unsecured loans	485,655	489,532
Money trust	87,578	87,578
Short-term investments	803,431	803,431
Long-term debt	(110,000)	(116,801)

The following methods and assumptions were used by the Company in estimating the fair values of its nonderivative financial instruments:

Cash and cash equivalents, accrued investment income (included in other assets), premiums receivable and agents' balances, reinsurance recoverable on losses and ceded reinsurance balances payable
The carrying amounts approximate fair values due to the short maturity of these instruments.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Fixed maturities and equity securities
The carrying amounts and fair values of fixed maturities and equity securities are disclosed in note 3.

Policy loans
The carrying amounts of floating-rate policy loans approximate their fair values as the interest rates charged on those instruments are designed so that they would be adjusted periodically to reflect changes in overall market interest rates.

Mortgage loans on real estate, other long-term investments and short-term investments
The fair values for these financial instruments are estimated based on the quoted market prices for these or similar instruments. For financial instruments for which quoted market prices are not available, fair values are estimated using discounted cash flow analysis and interest rates currently being offered for similar loans to borrowers with similar credit ratings or for similar deposits.

Long-term debt
The fair values for long-term debt are estimated using their market prices. For long-term debt on which quoted market prices are not available, the fair values are estimated using discounted cash flow analysis, based on the Company's current borrowing rate for similar types of borrowings.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

12. STATUTORY CAPITAL AND DIVIDEND AVAILABILITY

(a) Legal Reserve
The Insurance Business Law of Japan, as amended, requires that an amount equal to at least 20% of appropriations of retained earnings paid in cash be set aside as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital.

(b) Dividend Availability
The Company is subject to regulatory restrictions on the amount of dividends distributable to its stockholders. The amount of retained earnings available for dividends is based on the amount recorded on the Company's non-consolidated statutory books of account in accordance with Japanese GAAP. The adjustments included in the accompanying consolidated financial statements to have them conform with U.S. GAAP, but not recorded in the books of account, have no effect on the determination of the amount available for dividends.

Cash dividends charged to unappropriated retained earnings represent dividends paid. Provision has not been made in the accompanying consolidated balance sheet as of March 31, 2002 for dividends subsequently proposed to the Company's sole stockholder, Millea Holdings, by the Board of Directors in the aggregate amount of ¥13,167 million ($99,000 thousand).

The Company is required to maintain adequate solvency margins for Japanese regulatory authorities. At March 31, 2002, the Company had sufficient capital surplus in its non-consolidated statutory stockholders' equity to satisfy the solvency margin requirements.

13. COMMITMENTS AND CONTINGENT LIABILITIES

At March 31, 2002, commitments outstanding for the purchase of property and equipment approximated ¥20,350 million ($153,008 thousand).

The Company occupies certain offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for the years ended March 31, 2002, 2001 and 2000 aggregated ¥17,427 million ($131,030 thousand), ¥18,515 million and ¥18,682 million, respectively.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Guarantees are used in various transactions to enhance credit standing of the Company's customers. They represent irrevocable assurances that the Company will make payment in the event that the customer fails to fulfill its obligation to third parties. The Company had guarantees outstanding relating to the financial transactions including asset backed securities amounting to ¥39,113 million ($294,083 thousand) and ¥67,160 million at March 31, 2002 and 2001, respectively. See note 14 for the discussion on credit default swaps, which had been accounted for as guarantees prior to the adoption of SFAS No.133.

In the ordinary course of business, the Company is involved in various legal proceedings. Although there can be no assurances, as of March 31, 2002, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

14. DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instruments in its normal course of business (a) to manage interest rate risk, (b) to manage foreign exchange risk and (c) for other purposes. Although some types of these derivatives economically hedge the Company's risk exposure, they do not qualify for hedge accounting under SFAS No.133. All derivatives are recognized on the consolidated balance sheets at fair value as "derivative assets" or "derivative liabilities," with the changes in fair value recognized currently in earnings as "losses on derivatives."

(a) Derivatives used for interest rate risk management

The Company uses interest rate swaps to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches). The Company's insurance liabilities that bear credited interest rates, mainly those relating to deposit-type insurance and life insurance, are exposed to the risk of declines in interest rates. The Company's strategy is to match the interest rate characteristics and duration of those liabilities with those of invested assets through its asset liability management, including the use of interest rate swaps. An interest rate swap is an agreement, generally, to exchange fixed and floating rate interest payments without exchange of the underlying principal.

Upon adoption of SFAS No.133 at April 1, 2001, the interest rate swaps used for this purpose do not qualify for hedge accounting, and the Company recognized a net-of-tax cumulative-effect-type gain of ¥93,907 million ($706,068 thousand) on April 1, 2001.

(b) Derivatives used for foreign exchange risk management

The Company is exposed to foreign currency exposures arising mainly from foreign currency fixed maturity investments and foreign currency receivables/payables in relation to hull and marine cargo insurance and certain reinsurance. The Company uses foreign exchange derivatives, such as foreign exchange forwards and cross-currency swaps, to effectively manage those foreign currency exposures. A foreign exchange forward is an agreement to exchange different currencies at a specific future date. A cross-currency swap is an agreement to exchange coupon payments in one currency for coupon payments in another currency, where the principal amount of each currency is generally exchanged at the beginning and end of the term.

(c) Derivatives used for other purposes

The Company enters into credit default swaps as an alternative to credit insurance it provides. A credit default swap is a contract that provides the buyer with protection against the risk of a default by the reference entity in return for periodic payments to the seller. Prior to the adoption of SFAS No.133, the Company had treated credit default swaps as guarantees. In accordance with SFAS No.133, the Company now accounts for them as derivatives, which are recognized at fair value.

The Company uses bond futures, equity index futures and other instruments to manage market risks.

The Company uses foreign exchange forwards, bond futures, equity index options, equity index futures and other instruments to earn investment returns.

Notes to Consolidated Financial Statements—(Continued)

The fair values of the Company's derivative financial instruments, which are equal to the carrying amounts, at March 31, 2002 are as follows:

	Yen in millions		Dollars in thousands	
	Fair value			
	Assets	Liabilities	Assets	Liabilities
2002:				
Interest rate swaps	**¥202,390**	**¥(53,348)**	**$1,521,729**	**$(401,113)**
Foreign exchange forwards	**582**	**(15,633)**	**4,376**	**(117,541)**
Currency swaps	**216**	**(9,883)**	**1,624**	**(74,308)**
Credit default swaps	**3,639**	**(14,061)**	**27,361**	**(105,722)**
Bond futures	**61**	**(354)**	**459**	**(2,662)**
Equity index options	**211**	**(168)**	**1,586**	**(1,263)**
Equity index futures	**113**	**(214)**	**850**	**(1,609)**
Other	**—**	**(31)**	**—**	**(233)**
Total derivatives	**¥207,212**	**¥(93,692)**	**$1,557,985**	**$(704,451)**

The carrying amounts and the fair values of the Company's derivative financial instruments at March 31, 2001 are as follows:

	Yen in millions			
	Carrying amount		Fair value	
	Assets	Liabilities	Assets	Liabilities
2001:				
Interest rate swaps	¥ —	¥ —	¥ 200,743	¥ (49,491)
Foreign exchange forwards	—	—	83	(8,686)
Currency swaps	—	—	1,746	(9,916)
Credit default swaps	—	—	1,664	(3,665)
Bond futures	—	—	—	(3)
Equity index options	201	(171)	83	(70)
Equity index futures	—	—	1,936	(403)

The following methods and assumptions were used by the Company in estimating the fair values of its derivative financial instruments:

Interest rate swaps

The fair values of interest rate swaps are based on the estimated present values the Company would receive or pay to terminate agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties.

Foreign exchange forwards and currency swaps

The fair values of foreign exchange derivatives including forwards and currency swaps are estimated by obtaining current market quotes from banks.

Credit default swaps

The fair values of credit default swaps are estimated by obtaining current market quotes from counterparties, if available. If quoted market prices are not available, as is the case primarily with credit default swaps on pool of multiple reference assets, then the fair value is based upon estimates calculated by the Company's internal model reflecting prevailing market conditions and certain other factors relating to the structure of the transaction.

Equity index futures and options, and bond futures

The fair values of equity index futures, equity index options and bond futures are based on the official market quotes.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The notional/contract amounts of the derivatives the Company held at March 31, 2001 were: ¥3,680,600 million for interest rate swaps; ¥5,026 million for foreign exchange forwards to purchase foreign currencies; ¥142,908 million for foreign exchange forwards to sell foreign currencies; ¥81,357 million for currency swaps; ¥111,474 million for credit default swaps purchased; ¥312,452 million for credit default swaps sold; ¥6,953 million for bond futures purchased; ¥200 million for equity index options purchased; ¥172 million for equity index options sold; ¥44,786 million for equity index futures purchased; and ¥23,082 million for equity index futures sold.

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15. BUSINESS SEGMENTS

The Company is organized according to products and services which it offers. This structure is considered in the identification of its two reportable segments. These segments and their respective operations are as follows:

Property and Casualty

Property and Casualty segment writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese businesses. The Company evaluates the results of this segment based upon premium income and underwriting results.

Life

Life insurance products primarily include whole-life insurance. The Company evaluates the results of this segment based upon amounts of policies and net income.

The accounting policies of the business segments are the same as those described in the notes to consolidated financial statements. The effects of the elimination of certain intersegment transactions are included in the Property and Casualty segment result.

The following are income and asset data for the Company's business segments for the years ended March 31, 2002, 2001 and 2000. See note 2 for discussion of restatement.

	Yen in millions		
	Property and Casualty	Life	Consolidated
2002:			
Operating income:			
Property and casualty:			
Net premiums written	¥1,381,483	¥ —	¥ 1,381,483
Less increase in unearned premiums	38,521	—	38,521
Premiums earned	1,342,962	—	1,342,962
Life premiums	—	205,693	205,693
Net investment income	37,964	10,295	48,259
Realized gains (losses) on investments	(1,384)	364	(1,020)
Gains (losses) on derivatives	(20,847)	13,528	(7,319)
Total operating income	1,358,695	229,880	1,588,575
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	798,214	—	798,214
Policy benefits and losses for life	—	172,586	172,586
Policy acquisition costs	418,979	18,033	437,012
Other operating expenses	63,751	8,344	72,095
Total operating costs and expenses	1,280,944	198,963	1,479,907
Income before income tax expense and cumulative effect of accounting changes	77,751	30,917	108,668
Income tax expense (benefit):			
Current	50,070	3,890	53,960
Deferred	(27,806)	7,262	(20,544)
	22,264	11,152	33,416
Income before cumulative effect of accounting changes	55,487	19,765	75,252
Cumulative effect of accounting changes, net of tax	56,727	28,738	85,465
Net income	¥ 112,214	¥ 48,503	¥ 160,717
Total investments	¥6,068,201	¥560,624	¥ 6,628,825
Total assets	¥7,711,187	¥745,130	¥ 8,456,317

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Yen in millions		
	Property and Casualty	Life	Consolidated
2001:			
Operating income:			
Property and casualty:			
Net premiums written	¥1,323,907	¥ —	¥1,323,907
Less increase in unearned premiums	13,168	—	13,168
Premiums earned	1,310,739	—	1,310,739
Life premiums	—	150,543	150,543
Net investment income	56,925	12,258	69,183
Realized gains on investments	55,859	283	56,142
Total operating income	1,423,523	163,084	1,586,607
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	833,058	—	833,058
Policy benefits and losses for life	—	125,947	125,947
Policy acquisition costs	413,594	8,957	422,551
Other operating expenses	66,048	5,969	72,017
Total operating costs and expenses	1,312,700	140,873	1,453,573
Income before income tax expense	110,823	22,211	133,034
Income tax expense:			
Current	9,952	2,934	12,886
Deferred	26,301	5,172	31,473
	36,253	8,106	44,359
Net income	¥ 74,570	¥ 14,105	¥ 88,675
Total investments	¥6,417,143	¥400,801	¥6,817,944
Total assets	¥7,623,180	¥490,701	¥8,113,881

	Yen in millions		
	Property and Casualty	Life	Consolidated
2000:			
Operating income:			
Property and casualty:			
Net premiums written	¥1,297,984	¥ —	¥1,297,984
Plus decrease in unearned premiums	16,436	—	16,436
Premiums earned	1,281,548	—	1,281,548
Life premiums	—	130,128	130,128
Net investment income	70,816	7,292	78,108
Realized gains (losses) on investments	23,441	(578)	22,863
Total operating income	1,375,805	136,842	1,512,647
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	795,766	—	795,766
Policy benefits and losses for life	—	108,706	108,706
Policy acquisition costs	406,571	6,541	413,112
Other operating expenses	69,452	6,522	75,974
Total operating costs and expenses	1,271,789	121,769	1,393,558
Income before income tax expense	104,016	15,073	119,089
Income tax expense:			
Current	1,808	636	2,444
Deferred	29,886	4,944	34,830
	31,694	5,580	37,274
Net income	¥ 72,322	¥ 9,493	¥ 81,815
Total investments	¥6,502,188	¥276,807	¥6,778,995
Total assets	¥7,725,888	¥345,577	¥8,071,465

The Tokio Marine and Fire Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Dollars in thousands		
	Property and Casualty	Life	Consolidated
2002:			
Operating income:			
Property and casualty:			
Net premiums written	$ 10,387,090	$ —	$ 10,387,090
Less increase in unearned premiums	289,632	—	289,632
Premiums earned	10,097,458	—	10,097,458
Life premiums	—	1,546,564	1,546,564
Net investment income	285,444	77,406	362,850
Realized gains (losses) on investments	(10,406)	2,737	(7,669)
Gains (losses) on derivatives	(156,744)	101,714	(55,030)
Total operating income	10,215,752	1,728,421	11,944,173
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	6,001,609	—	6,001,609
Policy benefits and losses for life	—	1,297,638	1,297,638
Policy acquisition costs	3,150,218	135,587	3,285,805
Other operating expenses	479,331	62,737	542,068
Total operating costs and expenses	9,631,158	1,495,962	11,127,120
Income before income tax expense and cumulative effect of accounting changes	584,594	232,459	817,053
Income tax expense (benefit):			
Current	376,466	29,248	405,714
Deferred	(209,069)	54,602	(154,467)
	167,397	83,850	251,247
Income before cumulative effect of accounting changes	417,197	148,609	565,806
Cumulative effect of accounting changes, net of tax	426,519	216,075	642,594
Net income	$ 843,716	$ 364,684	$ 1,208,400
Total investments	$ 45,625,571	$ 4,215,218	$ 49,840,789
Total assets	$ 57,978,850	$ 5,602,481	$ 63,581,331

16. SUBSEQUENT EVENTS

On April 2, 2002, the Company (virtually Tokio Marine) completed its business combination with Nichido Fire by way of the creation of a holding company, Millea Holdings, by which each of the two companies has become a wholly owned subsidiary of Millea Holdings in a statutory share exchange under Japanese law. Nichido Fire, incorporated in Japan, is a property and casualty insurer which writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese business. Under the holding company structure, the Company and Nichido Fire expect to realize the potential synergies available from integration of their property and casualty insurance businesses. This includes integration of their respective products, information technology systems, property and casualty claims investigation functions and sales office functions. The combination will be accounted for by the purchase method in a manner that the Company has acquired Nichido Fire. The results of operations of Nichido Fire as well as those of the Company will be included in the financial statements of Millea Holdings for the year ending March 31, 2003.

Upon the share exchange, Millea Holdings issued 307,356.26 common stock shares, representing approximately 17% of the voting interests of the holding company, to the stockholders of Nichido Fire. The value of common stock issued was ¥330,965 million ($2,488,459 thousand), based on the share exchange ratio determined by the respective share values of the Company and Nichido Fire on September 29, 2001.

The allocation of the purchase price is summarized as follows:

	At April 2, 2002	
	Yen in millions	Dollars in thousands
Investments	¥ 1,661,099	$ 12,489,466
Other assets	588,096	4,421,774
Assets acquired	2,249,195	16,911,240
Policy liabilities and accruals	685,751	5,156,023
Investment deposits by policyholders	614,866	4,623,053
Other liabilities	281,829	2,119,015
Liabilities assumed	1,582,446	11,898,091
Net assets acquired	666,749	5,013,149
Total purchase price	330,965	2,488,459
Negative goodwill	¥ 335,784	$ 2,524,690

Negative goodwill arising from the combination will be included in the results of operations of Millea Holdings for the year ending March 31, 2003.

KPMG

Independent Auditors' Report

To the Board of Directors and Stockholders
The Tokio Marine and Fire Insurance Company, Limited:

We have audited the accompanying consolidated balance sheets of The Tokio Marine and Fire Insurance Company, Limited and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, cash flows and comprehensive income for each of the years in the three-year period ended March 31, 2002, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Tokio Marine and Fire Insurance Company, Limited and subsidiaries at March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1(g) of the notes to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in the year ended March 31, 2002. As discussed in note 2 of the notes to the consolidated financial statements, the accompanying consolidated financial statements for each of the years in the two-year period ended March 31, 2001 have been restated.

The accompanying consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in note 1(a) of the notes to the consolidated financial statements.

KPMG

Tokyo, Japan
July 31, 2002

Financial Section: Nichido Fire

Net premiums written of property and casualty insurance amounted to ¥371 billion, a decrease of 1.5% from the previous fiscal year, mainly due to the decrease in premiums of fire and allied lines. Net premiums earned amounted to ¥369 billion, a decrease of 0.1% from the previous fiscal year. Life premiums amounted to ¥25 billion, a decrease of 3.5% from the previous fiscal year.

The ratio of losses and claims incurred and related adjustment expenses to premiums earned decreased by 1.8 percentage points to 59.1% mainly due to a decrease in fire and allied lines claims as a result of the absence of major natural disasters.

Due to the decrease of the net premiums written, the ratio of underwriting and administrative expenses incurred to premiums written increased by 0.3 percentage point to 39.4%.

As a result, net income from underwriting, including life insurance operations, amounted to ¥6 billion.

Net investment income decreased by 4.5% to ¥12 billion. Net realized gains on investments decreased to negative ¥16 billion mainly due to the increase in impairments of equity securities reflecting the sluggish Japanese equity market. Net income amounted to ¥0.4 billion, a decrease of 97.3% from the previous fiscal year. Net income per share was ¥0.80, compared with ¥29.32 the fiscal year before.

Investment assets decreased by 12.9% to ¥1,656 billion and total assets decreased by 6.4% to ¥2,225 billion. Stockholders' equity decreased by 9.3% to ¥694 billion. Stockholders' equity as a percentage of total assets decreased from 32.1% of the previous fiscal year to 31.2%.

Net Premiums Written
(Yen in billions)


382.8
376.7
371.2
'00
'01
'02

Net Investment Income
(Yen in billions)


11.4
12.9
12.3
'00
'01
'02

Net Income
(Yen in billions)


14.2
13.1
0.4
'00
'01
'02

Total Assets
(Yen in billions)


2,532.8
2,378.9
2,225.5
'00
'01
'02

Net Premiums Written by Class of Insurance

(Yen in billions)


382.8
376.7
371.2
Compulsory Automobile Liability
Other
Personal Accident
Automobile
Fire and Allied Lines
Cargo and Transit
Hull
'00
'01
'02

Net Premiums Written and Loss Ratios

(Yen in billions)

Hull


0.7
0.5
0.6
'00
'01
'02
Loss Ratio (%)

Cargo and Transit


2.0
2.2
2.3
'00
'01
'02
Loss Ratio (%)

Fire and Allied Lines


81.2
79.3
73.4
'00
'01
'02
Loss Ratio (%)

Automobile


209.3
208.9
209.1
58.6
60.2
58.3
'00
'01
'02
Loss Ratio (%)

Personal Accident


35.9
31.8
30.9
44.2
51.0
'00
'01
'02
Loss Ratio (%)

Other


18.6
18.4
19.0
'00
'01
'02
Loss Ratio (%)

Compulsory Automobile Liability


35.1
35.6
36.0
'00
'01
'02
Loss Ratio (%)

Combined Loss and Expense Ratios

(%)


100.5
100.0
98.5
Ratio of Expenses to Premiums Written
Ratio of Loss and Loss Adjustment Expenses to Premiums Earned
'00
'01
'02

Net Income per share —Basic (Diluted)

(Yen)


31.69 (30.03)
29.32 (27.86)
0.80 (0.80)
'00
'01
'02

Breakdown of Investment Assets

(%)


Short-Term Investments
1.3
Other Long-Term Investments
10.1
Policy Loans
0.3
Fixed Maturities
42.6
Real Estate
0.5
Equity Securities
44.0
Mortgage Loans on Real Estate
1.2

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Analysis of Insurance Premiums Written—Property and Casualty

	Yen in millions		
Years ended March 31	**2002**	2001	2000
Hull:			
Direct premiums written	**¥ 683**	¥ 648	¥ 732
Reinsurance premiums assumed	**645**	488	520
Reinsurance premiums ceded	**725**	605	589
Net premiums written	**603**	531	663
Ratio to total all lines	**0.16%**	0.14%	0.17%
Cargo and Transit:			
Direct premiums written	**¥ 2,506**	¥ 2,632	¥ 2,499
Reinsurance premiums assumed	**581**	503	448
Reinsurance premiums ceded	**831**	904	900
Net premiums written	**2,256**	2,231	2,047
Ratio to total all lines	**0.61%**	0.59%	0.53%
Fire and Allied Lines:			
Direct premiums written	**¥ 87,952**	¥ 93,559	¥ 95,373
Reinsurance premiums assumed	**5,312**	5,337	5,182
Reinsurance premiums ceded	**19,839**	19,604	19,326
Net premiums written	**73,425**	79,292	81,229
Ratio to total all lines	**19.78%**	21.05%	21.22%
Automobile:			
Direct premiums written	**¥212,895**	¥212,248	¥212,678
Reinsurance premiums assumed	**2,315**	423	475
Reinsurance premiums ceded	**6,145**	3,768	3,833
Net premiums written	**209,065**	208,903	209,320
Ratio to total all lines	**56.33%**	55.45%	54.68%
Personal Accident:			
Direct premiums written	**¥ 30,878**	¥ 31,671	¥ 35,765
Reinsurance premiums assumed	**356**	383	392
Reinsurance premiums ceded	**338**	283	263
Net premiums written	**30,896**	31,771	35,894
Ratio to total all lines	**8.32%**	8.43%	9.38%
Other:			
Direct premiums written	**¥ 22,607**	¥ 20,812	¥ 20,888
Reinsurance premiums assumed	**3,611**	2,116	2,202
Reinsurance premiums ceded	**7,252**	4,480	4,532
Net premiums written	**18,966**	18,448	18,558
Ratio to total all lines	**5.11%**	4.90%	4.85%
Total (excluding compulsory automobile liability):			
Direct premiums written	**¥357,521**	¥361,570	¥367,935
Reinsurance premiums assumed	**12,820**	9,250	9,219
Reinsurance premiums ceded	**35,130**	29,644	29,443
Net premiums written	**335,211**	341,176	347,711
Ratio to total all lines	**90.31%**	90.56%	90.83%
Compulsory Automobile Liability:			
Direct premiums written	**¥ 60,056**	¥ 59,497	¥ 59,760
Reinsurance premiums assumed	**18,604**	18,347	17,752
Reinsurance premiums ceded	**42,701**	42,289	42,408
Net premiums written	**35,959**	35,555	35,104
Ratio to total all lines	**9.69%**	9.44%	9.17%
Total All Lines:			
Direct premiums written	**¥417,577**	¥421,067	¥427,695
Reinsurance premiums assumed	**31,424**	27,597	26,971
Reinsurance premiums ceded	**77,831**	71,933	71,851
Net premiums written	**371,170**	376,731	382,815
Ratio to total all lines	**100.00%**	100.00%	100.00%

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Loss and Expense Ratios—Property and Casualty

(1) All Classes Other than Compulsory Automobile Liability:

Years ended March 31	2002	2001	2000
	Yen in millions		
Hull:			
Net premiums written	**¥ 603**	¥ 531	¥ 663
Premiums earned	**578**	502	663
Losses incurred	**438**	449	499
Loss ratio	**75.8%**	89.4%	75.3%
Cargo and Transit:			
Net premiums written	**¥ 2,256**	¥ 2,231	¥ 2,047
Premiums earned	**2,257**	2,148	2,090
Losses incurred	**1,406**	1,238	1,017
Loss ratio	**62.3%**	57.6%	48.7%
Fire and Allied Lines:			
Net premiums written	**¥ 73,425**	¥ 79,292	¥ 81,229
Premiums earned	**70,202**	72,093	74,521
Losses incurred	**25,776**	32,410	36,517
Loss ratio	**36.7%**	45.0%	49.0%
Automobile:			
Net premiums written	**¥209,065**	¥208,903	¥209,320
Premiums earned	**210,976**	210,285	209,379
Losses incurred	**124,049**	126,662	122,637
Loss ratio	**58.8%**	60.2%	58.6%
Personal Accident:			
Net premiums written	**¥ 30,896**	¥ 31,771	¥ 35,894
Premiums earned	**31,428**	31,341	33,326
Losses incurred	**16,027**	13,863	14,041
Loss ratio	**51.0%**	44.2%	42.1%
Other:			
Net premiums written	**¥ 18,966**	¥ 18,448	¥ 18,558
Premiums earned	**18,374**	18,016	18,797
Losses incurred	**11,686**	12,304	10,584
Loss ratio	**63.6%**	68.3%	56.3%
Total:			
Net premiums written	**¥335,211**	¥341,176	¥347,711
Premiums earned	**333,815**	334,385	338,776
Losses incurred	**179,382**	186,926	185,295
Loss ratio	**53.7%**	55.9%	54.7%
Loss adjustment expenses incurred—unallocated	**¥ 12,340**	¥ 11,776	¥ 12,364
Ratio of losses and loss adjustment expenses incurred to premiums earned	**57.4%**	59.4%	58.3%
Underwriting and administrative expenses incurred	**¥133,586**	¥134,973	¥142,485
Ratio of underwriting and administrative expenses incurred to premiums written	**39.9%**	39.6%	41.0%
Combined loss and expense ratio	**97.3%**	99.0%	99.3%

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Loss and Expense Ratios—Property and Casualty—(Continued)

(2) Compulsory Automobile Liability:

Years ended March 31	Yen in millions		
	2002	2001	2000
Net premiums written	**¥ 35,959**	¥ 35,555	¥ 35,104
Premiums earned	**35,285**	35,095	35,087
Losses incurred	**23,174**	23,051	22,281
Loss ratio	**65.7%**	65.7%	63.5%
Loss adjustment expenses incurred—unallocated	**¥ 3,397**	¥ 3,409	¥ 3,098
Ratio of losses and loss adjustment expenses incurred to premiums earned	**75.3%**	75.4%	72.3%
Underwriting and administrative expenses incurred	**¥ 12,809**	¥ 12,325	¥ 13,539
Ratio of underwriting and administrative expenses incurred to premiums written	**35.6%**	34.7%	38.6%
Combined loss and expense ratio	**110.9%**	110.1%	110.9%

(3) All Classes:

Years ended March 31	Yen in millions		
	2002	2001	2000
Net premiums written	**¥371,170**	¥376,731	¥382,815
Premiums earned	**369,100**	369,480	373,863
Losses incurred	**202,556**	209,977	207,576
Loss ratio	**54.9%**	56.8%	55.5%
Loss adjustment expenses incurred—unallocated	**¥ 15,737**	¥ 15,185	¥ 15,462
Ratio of losses and loss adjustment expenses incurred to premiums earned	**59.1%**	60.9%	59.7%
Underwriting and administrative expenses incurred	**¥146,395**	¥147,297	¥156,025
Ratio of underwriting and administrative expenses incurred to premiums written	**39.4%**	39.1%	40.8%
Combined loss and expense ratio	**98.5%**	100.0%	100.5%

These tabulations set forth information with respect to the property and casualty loss and expense ratios of the Company for the last three fiscal years. Loss ratios represent the ratio of losses incurred to premiums earned.

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Investments

	Yen in millions							
	Cost		% of Total Investments		Value Shown on Balance Sheet		% of Total Investments	
March 31, 2002 and 2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Securities held to maturity:								
Fixed maturities:								
Bonds and notes:								
Government and government agencies and authorities:								
Other than United States	**¥ 9,307**	¥ —	**0.71%**	—%	**¥ 9,307**	¥ —	**0.56%**	—%
Total fixed maturities held to maturity	**9,307**	—	**0.71**	—	**9,307**	—	**0.56**	—
Securities available for sale:								
Fixed maturities:								
Bonds and notes:								
Government and government agencies and authorities:								
United States	**47,943**	20,835	**3.65**	1.43	**53,386**	24,579	**3.22**	1.29
Other	**213,985**	240,809	**16.32**	16.58	**219,622**	246,486	**13.26**	12.96
	261,928	261,644	**19.97**	18.01	**273,008**	271,065	**16.48**	14.25
States, municipalities and political subdivisions:								
Other than United States	**12,079**	12,320	**0.92**	0.85	**12,597**	12,996	**0.76**	0.68
	12,079	12,320	**0.92**	0.85	**12,597**	12,996	**0.76**	0.68
Public utilities	**51,543**	43,344	**3.93**	2.98	**53,248**	45,357	**3.22**	2.38
Convertibles and bonds with warrants attached	**3,441**	2,850	**0.26**	0.20	**3,659**	3,109	**0.22**	0.16
All other corporate bonds	**345,065**	337,306	**26.30**	23.22	**353,759**	348,305	**21.36**	18.32
Total bonds and notes	**674,056**	657,464	**51.38**	45.26	**696,271**	680,832	**42.04**	35.79
Redeemable preferred stock	**—**	30	**—**	0.00	**—**	30	**—**	0.00
Total fixed maturities	**674,056**	657,494	**51.38**	45.26	**696,271**	680,862	**42.04**	35.79
Equity securities:								
Common stocks:								
Public utilities	**14,246**	8,271	**1.09**	0.57	**22,466**	20,888	**1.36**	1.10
Banks, trust and insurance companies	**95,772**	139,861	**7.30**	9.63	**137,804**	183,034	**8.32**	9.62
Industrial, miscellaneous and all other	**288,300**	263,746	**21.98**	18.16	**560,644**	634,055	**33.85**	33.34
Total common stocks	**398,318**	411,878	**30.37**	28.36	**720,914**	837,977	**43.53**	44.06
Nonredeemable preferred stocks	**8,030**	—	**0.61**	—	**8,030**	—	**0.48**	—
Total equity securities	**406,348**	411,878	**30.98**	28.36	**728,944**	837,977	**44.01**	44.06
Total securities available for sale	**1,080,404**	1,069,372	**82.36**	73.62	**1,425,215**	1,518,839	**86.05**	79.85
Mortgage loans on real estate	**18,790**	23,698	**1.43**	1.63	**18,790**	23,698	**1.13**	1.25
Real estate—investment properties	**8,293**	8,284	**0.63**	0.57	**8,293**	8,284	**0.50**	0.44
Policy loans	**5,466**	5,559	**0.42**	0.38	**5,466**	5,559	**0.33**	0.29
Other long-term investments	**167,933**	209,605	**12.80**	14.43	**167,525**	209,657	**10.12**	11.02
Short-term investments	**21,625**	136,055	**1.65**	9.37	**21,625**	136,071	**1.31**	7.15
Total investments	**¥1,311,818**	¥1,452,573	**100.00%**	100.00%	**¥1,656,221**	¥1,902,108	**100.00%**	100.00%

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Consolidated Statements of Income

Years ended March 31, 2002, 2001 and 2000

	Yen in millions, except per share amounts			Dollars in thousands, except per share amounts
	2002	2001	2000	**2002**
Operating income:				
Property and casualty:				
Net premiums written (note 3)	**¥ 371,170**	¥ 376,731	¥ 382,815	**$ 2,790,752**
Less increase in unearned premiums	**2,070**	7,251	8,952	**15,564**
Premiums earned (note 3)	**369,100**	369,480	373,863	**2,775,188**
Life premiums (note 3)	**25,074**	25,990	23,483	**188,527**
Net investment income (note 2)	**12,329**	12,914	11,387	**92,699**
Realized gains (losses) on investments (note 2)	**(16,361)**	6,839	14,245	**(123,015)**
Total operating income	**390,142**	415,223	422,978	**2,933,399**
Operating costs and expenses:				
Losses, claims and loss adjustment expenses (notes 3 and 6):				
Losses and claims incurred and provided for	**202,556**	209,977	207,576	**1,522,978**
Related adjustment expenses	**15,737**	15,185	15,462	**118,323**
Total losses, claims and loss adjustment expenses	**218,293**	225,162	223,038	**1,641,301**
Policy benefits and losses for life	**19,117**	20,295	19,043	**143,737**
Policy acquisition costs (note 4)	**125,733**	128,207	131,071	**945,361**
Other operating expenses	**25,473**	22,710	28,293	**191,526**
Total operating costs and expenses	**388,616**	396,374	401,445	**2,921,925**
Income before income tax expense and cumulative effect of accounting changes	**1,526**	18,849	21,533	**11,474**
Income tax expense (benefit) (note 7):				
Current	**21,644**	7,937	4,517	**162,737**
Deferred	**(21,933)**	(2,148)	2,826	**(164,910)**
	(289)	5,789	7,343	**(2,173)**
Income before cumulative effect of accounting changes	**1,815**	13,060	14,190	**13,647**
Cumulative effect of accounting changes, net of tax (note 1(g))	**(1,459)**	—	—	**(10,970)**
Net income	**¥ 356**	¥ 13,060	¥ 14,190	**$ 2,677**
Amounts per share (note 13):				
Basic:				
Income before cumulative effect of accounting changes	**¥ 4.08**	¥ 29.32	¥ 31.69	**$ 0.031**
Cumulative effect of accounting changes, net of tax	**(3.28)**	—	—	**(0.025)**
Net income	**¥ 0.80**	¥ 29.32	¥ 31.69	**$ 0.006**
Diluted:				
Income before cumulative effect of accounting changes	**¥ 4.08**	¥ 27.86	¥ 30.03	**$ 0.031**
Cumulative effect of accounting changes, net of tax	**(3.28)**	—	—	**(0.025)**
Net income	**¥ 0.80**	¥ 27.86	¥ 30.03	**$ 0.006**
Cash dividends declared	**¥ 7.50**	¥ 7.50	¥ 7.50	**$ 0.056**
Weighted average common shares in thousands:				
Basic	**445,434**	445,444	447,773	
Diluted	**445,434**	475,473	477,843	

See accompanying notes to consolidated financial statements.

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Consolidated Balance Sheets

March 31, 2002 and 2001

	Yen in millions		Dollars in thousands
	2002	2001	**2002**
Assets			
Investments—other than investments in related parties (note 2):			
Securities held to maturity:			
Fixed maturities, at amortized cost [fair value ¥9,383 million ($70,549 thousand) in 2002]	**¥ 9,307**	¥ —	**$ 69,977**
Securities available for sale:			
Fixed maturities, at fair value [amortized cost ¥674,056 million ($5,068,090 thousand) in 2002; ¥657,494 million in 2001]	**696,271**	680,862	**5,235,120**
Equity securities, at fair value [cost ¥406,348 million ($3,055,248 thousand) in 2002; ¥411,878 million in 2001]	**728,944**	837,977	**5,480,782**
Mortgage loans on real estate	**18,790**	23,698	**141,278**
Investment real estate	**8,293**	8,284	**62,353**
Policy loans	**5,466**	5,559	**41,098**
Other long-term investments	**167,525**	209,657	**1,259,587**
Short-term investments	**21,625**	136,071	**162,594**
Total investments	**1,656,221**	1,902,108	**12,452,789**
Cash and cash equivalents	**153,868**	75,278	**1,156,902**
Premiums receivable and agents' balances	**26,161**	26,719	**196,700**
Reinsurance recoverable on losses (note 3)	**55,779**	54,518	**419,391**
Prepaid reinsurance premiums (note 3)	**83,445**	72,951	**627,406**
Deferred policy acquisition costs (note 4)	**113,763**	111,965	**855,361**
Property and equipment, net of depreciation (note 5)	**79,859**	80,039	**600,444**
Other assets	**56,390**	55,273	**423,985**
Total assets	**¥2,225,486**	¥2,378,851	**$16,732,978**
Liabilities and Stockholders' Equity			
Liabilities:			
Policy liabilities and accruals:			
Losses, claims and loss adjustment expenses (note 6)	**¥ 160,193**	¥ 158,928	**$ 1,204,459**
Unearned premiums (note 3)	**435,468**	423,409	**3,274,195**
Future policy benefits and losses	**78,961**	62,288	**593,692**
Total policy liabilities and accruals	**674,622**	644,625	**5,072,346**
Investment deposits by policyholders	**561,924**	605,983	**4,224,992**
Income tax liability (note 7)	**155,191**	204,245	**1,166,850**
Retirement and severance benefits (note 8)	**30,193**	28,035	**227,015**
Ceded reinsurance balances payable	**21,489**	20,261	**161,571**
Long-term debt (note 9)	**25,000**	37,500	**187,970**
Cash received under securities lending transactions (note 2)	**24,190**	34,991	**181,880**
Other liabilities	**38,934**	38,527	**292,737**
Total liabilities	**1,531,543**	1,614,167	**11,515,361**
Stockholders' equity:			
Common stock, authorized 716,000,000 shares; issued 449,443,869 shares, and outstanding 445,443,869 shares in 2002 and 2001 (note 11)	**50,551**	50,551	**380,083**
Other stockholders' equity:			
Additional paid-in capital	**34,187**	34,187	**257,045**
Retained earnings (notes 11, 12 and 13)	**419,622**	422,607	**3,155,053**
Accumulated other comprehensive income:			
Unrealized appreciation of securities	**193,010**	260,281	**1,451,203**
Foreign currency translation adjustments	**(592)**	(1,685)	**(4,451)**
Minimum pension liability adjustments (note 8)	**(2,835)**	(1,257)	**(21,316)**
Total accumulated other comprehensive income	**189,583**	257,339	**1,425,436**
Total stockholders' equity	**693,943**	764,684	**5,217,617**
Commitments and contingent liabilities (notes 3 and 14)			
Total liabilities and stockholders' equity	**¥2,225,486**	¥2,378,851	**$16,732,978**

See accompanying notes to consolidated financial statements.

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Consolidated Statements of Stockholders' Equity

Years ended March 31, 2002, 2001 and 2000

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Common stock:				
Balance at beginning and end of year	**¥ 50,551**	¥ 50,551	¥ 50,551	**$ 380,083**
Additional paid-in capital:				
Balance at beginning and end of year	**34,187**	34,187	34,187	**257,045**
Retained earnings:				
Legal reserve (note 12):				
Balance at beginning of year	**15,670**	14,570	13,470	**117,819**
Transfer from unappropriated retained earnings	**1,100**	1,100	1,100	**8,271**
Balance at end of year	**16,770**	15,670	14,570	**126,090**
Unappropriated retained earnings:				
Balance at beginning of year	**406,937**	398,318	391,060	**3,059,677**
Net income for year	**356**	13,060	14,190	**2,677**
Dividends paid (note 12)	**(3,341)**	(3,341)	(3,371)	**(25,120)**
Transfer to legal reserve (note 12)	**(1,100)**	(1,100)	(1,100)	**(8,271)**
Treasury stock retired	**—**	—	(2,461)	**—**
Balance at end of year	**402,852**	406,937	398,318	**3,028,963**
Retained earnings at end of year	**419,622**	422,607	412,888	**3,155,053**
Accumulated other comprehensive income:				
Unrealized appreciation of securities:				
Balance at beginning of year	**260,281**	342,300	219,245	**1,957,000**
Change during year	**(67,271)**	(82,019)	123,055	**(505,797)**
Balance at end of year	**193,010**	260,281	342,300	**1,451,203**
Foreign currency translation adjustments:				
Balance at beginning of year	**(1,685)**	(2,521)	(2,236)	**(12,669)**
Change during year	**1,093**	836	(285)	**8,218**
Balance at end of year	**(592)**	(1,685)	(2,521)	**(4,451)**
Minimum pension liability adjustments (note 8):				
Balance at beginning of year	**(1,257)**	—	—	**(9,451)**
Change during year	**(1,578)**	(1,257)	—	**(11,865)**
Balance at end of year	**(2,835)**	(1,257)	—	**(21,316)**
Accumulated other comprehensive income at end of year	**189,583**	257,339	339,779	**1,425,436**
Total stockholders' equity	**¥693,943**	¥764,684	¥837,405	**$5,217,617**

See accompanying notes to consolidated financial statements.

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Consolidated Statements of Cash Flows

Years ended March 31, 2002, 2001 and 2000

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Cash flows from operating activities:				
Net income	**¥ 356**	¥ 13,060	¥ 14,190	**$ 2,677**
Adjustments to reconcile net income to net cash provided by operating activities:				
Increase (decrease) in losses, claims and loss adjustment expense reserve, net of ceded reinsurance	**4**	3,236	(4,561)	**30**
Increase in unearned premiums, net of ceded reinsurance	**1,565**	7,725	9,455	**11,767**
Increase in future policy benefits for life	**16,673**	18,229	17,432	**125,361**
Increase (decrease) in liability for current income taxes	**12,447**	5,113	(7,621)	**93,586**
Deferred income taxes	**(22,754)**	(2,148)	2,826	**(171,083)**
Provision for retirement and severance benefits	**(776)**	(1,044)	(1,545)	**(5,835)**
Decrease (increase) in premiums receivable and agents' balances, net of ceded reinsurance	**1,786**	(1,314)	(903)	**13,429**
Increase in deferred policy acquisition costs	**(1,799)**	(1,666)	(5,026)	**(13,526)**
Depreciation	**4,451**	4,580	4,795	**33,466**
Realized gains on sales of securities	**(33,962)**	(16,449)	(15,747)	**(255,353)**
Devaluation of securities	**56,047**	8,084	6,370	**421,406**
Cumulative effect of accounting changes	**2,281**	—	—	**17,150**
Changes in derivative assets and liabilities—net	**(2,290)**	—	—	**(17,218)**
Other—net	**(571)**	4,327	(3,168)	**(4,293)**
Net cash provided by operating activities	**33,458**	41,733	16,497	**251,564**
Cash flows from investing activities:				
Proceeds from investments sold or matured:				
Fixed maturities sold	**419,150**	437,961	251,031	**3,151,504**
Fixed maturities redeemed	**73,571**	122,046	71,435	**553,165**
Equity securities	**55,470**	70,583	37,888	**417,068**
Mortgage loans on real estate	**20,010**	14,135	16,605	**150,451**
Investment real estate	**201**	8,331	44	**1,511**
Policy loans	**2,586**	2,944	3,408	**19,444**
Other long-term investments	**100,140**	157,012	263,236	**752,932**
Cost of investments purchased:				
Fixed maturities	**(517,857)**	(657,830)	(402,244)	**(3,893,662)**
Equity securities	**(71,128)**	(89,369)	(34,023)	**(534,797)**
Mortgage loans on real estate	**(14,785)**	(12,949)	(12,106)	**(111,165)**
Investment real estate	**(43)**	(77)	(24)	**(323)**
Policy loans	**(2,492)**	(2,668)	(3,061)	**(18,737)**
Other long-term investments	**(58,661)**	(56,345)	(148,014)	**(441,060)**
Short-term investments—net	**114,430**	59,073	(41,993)	**860,376**
Increase (decrease) in cash received under securities lending transactions	**(10,801)**	5,418	34,613	**(81,211)**
Additions to property and equipment	**(4,764)**	(1,371)	(16,450)	**(35,820)**
Net cash provided by investing activities	**105,027**	56,894	20,345	**789,676**
Cash flows from financing activities:				
Investment deposits funded by policyholders and yields therefrom	**92,079**	98,910	114,100	**692,323**
Withdrawals of investment deposits by policyholders	**(136,138)**	(157,099)	(157,559)	**(1,023,594)**
Proceeds from issuance of long-term debt	**—**	—	25,000	**—**
Repayments of long-term debt	**(12,500)**	(12,500)	—	**(93,985)**
Repayment of commercial paper	**—**	—	(20,000)	**—**
Dividends to stockholders	**(3,341)**	(3,341)	(3,371)	**(25,120)**
Treasury stock retired	**—**	—	(2,461)	**—**
Net cash used in financing activities	**(59,900)**	(74,030)	(44,291)	**(450,376)**
Effect of exchange rate changes on cash and cash equivalents	**5**	8	(18)	**38**
Net change in cash and cash equivalents	**78,590**	24,605	(7,467)	**590,902**
Cash and cash equivalents at beginning of year	**75,278**	50,673	58,140	**566,000**
Cash and cash equivalents at end of year	**¥ 153,868**	¥ 75,278	¥ 50,673	**$ 1,156,902**
Supplemental information of cash flows:				
Cash paid during the year for:				
Interest	**¥ 693**	¥ 858	¥ 317	**$ 5,211**
Income taxes	**¥ 9,196**	¥ 2,814	¥ 14,382	**$ 69,143**

See accompanying notes to consolidated financial statements.

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Consolidated Statements of Comprehensive Income

Years ended March 31, 2002, 2001 and 2000

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Net income	**¥ 356**	¥ 13,060	¥ 14,190	**$ 2,677**
Other comprehensive income (loss), net of tax:				
Unrealized appreciation of securities:				
Unrealized holding gains (losses)	**(42,629)**	(72,746)	133,170	**(320,519)**
Less: reclassification adjustments	**(24,642)**	(9,273)	(10,115)	**(185,278)**
	(67,271)	(82,019)	123,055	**(505,797)**
Foreign currency translation adjustments:				
Foreign currency translation adjustments	**1,093**	836	(285)	**8,218**
Less: reclassification adjustments	—	—	—	—
	1,093	836	(285)	**8,218**
Minimum pension liability adjustments	**(1,578)**	(1,257)	—	**(11,865)**
Other comprehensive income (loss)	**(67,756)**	(82,440)	122,770	**(509,444)**
Comprehensive income (loss)	**¥ (67,400)**	¥(69,380)	¥136,960	**$ (506,767)**

See accompanying notes to consolidated financial statements.

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements

March 31, 2002, 2002 and 2001

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire"), incorporated in Japan, is a property and casualty insurer which writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese business. On April 2, 2002, Nichido Fire completed its integration of management and business with The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine") under a new holding company called Millea Holdings, Inc. ("Millea Holdings"), by which each of the two companies has become a wholly owned subsidiary of Millea Holdings in a statutory share exchange under Japanese law.

The consolidated financial statements of Nichido Fire and its subsidiaries (collectively referred to as "the Company") are presented herein in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from Japanese accounting principles ("Japanese GAAP"). In the parent company only financial statements prepared in conformity with Japanese GAAP, Nichido Fire reported net income of ¥ 8,192 million ($61,594 thousand) in 2002, ¥10,154 million in 2001 and ¥9,776 million in 2000, and stockholders' equity of ¥ 466,858 million ($3,510,211 thousand) at March 31, 2002 and ¥529,655 million at March 31, 2001 on a non-consolidated basis.

Certain reclassifications have been made to prior years' amounts to conform to the 2002 presentation.

The financial statements presented herein are expressed in yen and, solely for the convenience of readers, have been translated into United States dollars at the rate of ¥133=U.S.$1, the approximate exchange rate prevailing on the Tokyo foreign exchange market as of March 31, 2002. This translation should not be construed as a representation that all the amounts shown could be converted into U.S. dollars at the rate shown.

(b) Principles of Consolidation

The accompanying consolidated financial statements include all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The amounts of statutory net income for the years ended March 31, 2002, 2001 and 2000, and stockholders' equity at March 31, 2002 and 2001 of the consolidated insurance subsidiaries were as follows:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Statutory net income:				
Life	**¥ 0**	¥ 436	¥ 0	**$ 0**
Statutory stockholders' equity:				
Life	**14,751**	16,793		**110,910**

(c) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from these estimates.

(d) Investments—Other than Investments in Related Parties

Fixed maturities held to maturity, which the Company has the intent and ability to hold to maturity, are stated at amortized cost. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

Fixed maturities available for sale are stated at fair value. When quoted market value is not available, quoted market value for similar securities is utilized instead. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

Equity securities, which include common and nonredeemable preferred stocks, are stated at their fair value based primarily on quoted market prices. Stocks listed on Japanese or foreign stock exchanges represent approximately 92% and 93% of the investment in stocks at March 31, 2002 and 2001, respectively. Declines in fair value below cost that are determined to be other than temporary are charged to earnings.

The cost of securities sold is determined on the weighted moving-average basis.

With respect to securities lending transactions, the Company receives cash collateral in an amount excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Mortgage loans on real estate and loans which are included in other long-term investments are principally carried at the unpaid balance of the principal amount. Commercial loans are identified as impaired and placed on a cash basis when it is determined that the payment of interest or principal is doubtful of collection except when the loan is well secured and in the process of collection. Any interest accrued is reversed and charged against current earnings, and interest is thereafter included in earnings only to the extent actually received in cash. When there is doubt regarding the ultimate collectibility of principal, all cash receipts are thereafter applied to reduce the recorded investment in the loan. Impaired commercial loans are written down to the extent that principal is judged to be uncollectible. Impaired collateral-dependent loans where repayment is expected to be provided solely by the underlying collateral and there are no other available and reliable sources of repayment are written down to the lower of cost or collateral value. Cash-basis loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a sustained period of repayment performance in accordance with the contractual terms.

Policy loans are made to policyholders of long-term insurance with refund at maturity, such as long-term comprehensive insurance and long-term family personal traffic accident insurance, etc. The maximum amount of loans is limited to 90% of return premiums on the policies. Policy loans are carried at cost.

Gains and losses incurred on the sale or impairment of investments are included in realized gains and losses in the consolidated statements of income. Unrealized appreciation or depreciation, net of taxes, in the value of securities available for sale is accounted for as accumulated other comprehensive income.

(e) Investment Real Estate, Property and Equipment

Investment real estate, property and equipment are stated at cost less accumulated depreciation on buildings and furniture and fixtures. Depreciation is computed principally by the declining-balance method based on estimated useful lives. The estimated useful lives of buildings and equipment range as follows:

Reinforced concrete	38 to 50 years
Wood	22 years
Steel	11 to 34 years
Building equipment	3 to 18 years
Furniture and fixtures	2 to 15 years

Maintenance and repairs are charged against income as incurred. Improvements are capitalized to property and equipment.

The cost and accumulated depreciation with respect to assets retired or otherwise disposed of are eliminated from the asset and related accumulated depreciation accounts. Any resulting profit or loss is credited or charged to income.

(f) Cash Equivalents

Cash equivalents include cash deposited in demand deposits at banks.

(g) Derivatives

On April 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133." Under SFAS No.133 all derivatives, including certain derivative financial instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at their respective fair values and all changes in the fair values are recognized immediately in earnings, unless the derivative qualifies as a hedge of future cash flows.

The cumulative effect adjustment upon the adoption of SFAS No.133 and No.138, net of the related income tax effect, resulted in a decrease to net income of approximately ¥1,459 million ($10,970 thousand). All changes in the fair value of derivatives are recognized currently in earnings as net investment income and realized gains (losses) on investments in the consolidated statements of income.

The Company occasionally purchases a financial instrument that contains a derivative instrument that is embedded in the financial instrument. The Company bifurcates an embedded derivative where: (1) the economic characteristics of the embedded instruments are not clearly and closely related to those of the remaining components of the financial instrument; and (2) a separate instrument with the same terms as the embedded instrument meets the definition of a derivative under SFAS No.133. When bifurcated, the embedded derivative is carried at fair value, and changes in its fair value are included currently in earnings.

(h) Premium Revenues

Property and casualty insurance premiums are recognized as earned on a pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums written relating to the unexpired terms of coverage.

Life premiums for long-duration contracts are recognized when due from policyholders. Life premiums for short-duration contracts are recognized over the period to which the premiums relate on a pro rata basis.

(i) Policy Acquisition Costs
Costs that vary with and are primarily related to the acquisition of insurance policies are capitalized and charged to expense in proportion to premium revenue recognized. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income and, if not recoverable, are charged to expense.

(j) Losses, Claims and Loss Adjustment Expenses
The net liabilities stated for reported and estimated property and casualty losses and claims and for related loss adjustment expenses are based upon the accumulation of (1) case estimates for losses and related loss adjustment expenses reported prior to the close of the accounting period on the direct business written by the Company and (2) estimates received from ceding reinsurers. The loss adjustment expenses represent administrative expenses in connection with settling or disposing of claims, which include out-of-pocket expenses as well as allocated personnel cost. Provision has been made for unreported losses and for loss adjustment expenses not identified with specific claims based upon past experience. These reserves are adjusted regularly based on experience. The Company believes that the liabilities for unpaid losses and loss adjustment expenses at March 31, 2002 and 2001 are adequate to cover the ultimate net cost of losses and claims incurred to those dates. However, the liabilities are necessarily based on estimates and management makes no representation that the ultimate liability may not exceed or fall short of such estimates.

(k) Future Policy Benefits and Losses
Future policy benefits and losses include provisions for future policy benefits for life contracts and for unpaid life policy claims. The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables. Unpaid policy claims are the estimated liability for reported and unreported losses on life policies on an undiscounted basis. The Company believes that the estimated liabilities for future policy benefits and for losses at March 31, 2002 and 2001 are adequate to cover the life insurance liability. However, the ultimate liability may vary from such estimates.

(l) Investment Deposits by Policyholders
Certain long-term property and casualty insurance policies, such as long-term comprehensive insurance and long-term family personal traffic accident insurance, etc. include a savings feature in addition to the insurance coverage provided under the policy. These policies are issued for periods of two to sixty-four years.

The key terms of this type of policies ("deposit-type insurance"), which include the contractual rates of interest, are fixed at the inception of the policy and remain in effect during the policy period. At inception, policyholders can choose to pay premiums on the policy either in a lump sum or in annual, semi-annual or monthly installments. The policy allows policyholders to later change the mode for payment with the Company's approval. In addition, the policy allows policyholders during the payment phase to change the allocation of annuity payments he or she receives if certain conditions established by the Company are met. In practice, these options are rarely used by policyholders. Policyholders can terminate the contract before the maturity date with a payment of a pre-determined commission to the Company.

Premiums for insurance and savings portions of the contract are allocated at inception. The premium for the insurance portion is calculated the same way that the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion represents the present value of the lump-sum or annuity refund for a fixed period, discounted using the committed interest rate and the "total loss termination" rate, which are both set at the inception of the contracts. "Total loss termination" is an exceptional event that takes place when a full payout is made for the insurance portion of the policy, and in this case, the contract terminates without any maturity refund being paid to the policyholder. The weighted average annual frequency of "total loss termination" is approximately 0.05%.

The premium for the insurance portion is recognized as revenue over the period of the contract, generally in proportion to the amount of insurance protection provided. The premium for the savings portion of the contract is accounted for as an increase to liabilities for refunds captioned "investment deposits by policyholders." At the end of each fiscal year, the present value of future payments of maturity refunds of contracts in force less the present value of the savings portion of future premiums is accounted for as refund provisions. Investment returns that exceed or fall short of the committed interest rate are accounted for either as net investment income or realized gains (losses) on investment according to their nature.

Notes to Consolidated Financial Statements—(Continued)

Policy acquisition costs are not charged to the savings portion of the contract. Costs associated with policy acquisition of all deposit-type policies are charged to the insurance portion and amortized over the contractual period. The possibility of a premium deficiency, relevant only to the insurance portion, is monitored through combined loss and expense ratio. The Company did not recognize any premium deficiency for this type of policies for the years ended March 31, 2002, 2001 and 2000.

(m) Reinsurance

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The Company evaluates and monitors the financial condition of its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurer insolvencies.

(n) Compulsory Automobile Liability Insurance

Japanese law provides that all automobiles are to be covered by specified amounts of liability insurance for personal injury and that insurance companies are to accept such coverage on a non-profit basis. In compliance with this law, which came into effect on April 1, 1966, the Company has not reflected any profit or loss from underwriting such compulsory automobile liability insurance in financial statements prepared for distribution to stockholders under the Japanese Commercial Code. In the accompanying consolidated financial statements, which are presented in accordance with U.S. GAAP, losses, net of income taxes, from underwriting compulsory automobile liability insurance amounting to ¥2,615 million ($19,662 thousand) in 2002, ¥2,362 million in 2001, and ¥2,451 million in 2000 have been charged to income.

(o) Foreign Currency Translation

Assets and liabilities of the subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenues and expenses of the subsidiaries are translated at weighted average exchange rates. Gains and losses resulting from translation of financial statements are excluded from the consolidated statements of income and are accumulated as foreign currency translation adjustments in stockholders' equity.

Gains (losses) resulting from foreign currency transactions in the amount of ¥202 million ($1,519 thousand) in 2002, ¥756 million in 2001, and ¥(4,543) million in 2000 were charged or credited to income.

(p) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(q) Earnings per Share

Basic earnings per share ("EPS") are computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock.

(r) New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.141, "Business Combinations." This statement addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board ("APB") Opinion No.16, "Business Combinations," and SFAS No.38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this statement are to be accounted for using the purchase method. The Company adopted SFAS No.141 in the year ended March 31, 2002.

In June 2001, the FASB issued SFAS No.142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No.17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company will adopt SFAS No.142 in the year ending March 31, 2003 as permitted.

In June 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retire-

Notes to Consolidated Financial Statements—(Continued)

ment of tangible long-lived assets and the associated retirement costs. The Company will adopt SFAS No.143 in the year ending March 31, 2004. The Company does not expect the adoption of SFAS No.143 to have a material effect on its financial position or results of operations.

In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement replaces SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No.30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No.144 establishes a single accounting model for long-lived assets to be disposed of by sale. The Company will adopt SFAS No.144 in the year ending March 31, 2003. The Company does not expect the adoption of SFAS No.144 to have a material effect on its financial position or results of operations.

2. INVESTMENTS

The amortized cost and fair value of investments in fixed maturities held to maturity at March 31, 2002 were as follows:

	Yen in millions			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2002:				
Bonds and notes:				
Other government and government agencies and authorities	¥9,307	¥76	¥—	¥9,383
Total fixed maturities held to maturity	¥9,307	¥76	¥—	¥9,383

	Dollars in thousands			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2002:				
Bonds and notes:				
Other government and government agencies and authorities	$69,977	$572	$—	$70,549
Total fixed maturities held to maturity	$69,977	$572	$—	$70,549

The amortized cost and fair value of investments in fixed maturities available for sale at March 31, 2002 and 2001 were as follows:

	Yen in millions			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2002:				
Bonds and notes:				
U.S. government and government agencies and authorities	¥ 47,943	¥ 5,472	¥ (29)	¥ 53,386
Other government and government agencies and authorities	213,985	5,781	(144)	219,622
Other municipalities and political subdivisions	12,079	518	—	12,597
Public utilities	51,543	1,772	(67)	53,248
Convertibles and bonds with warrants attached	3,441	221	(3)	3,659
Other corporate bonds	345,065	9,713	(1,019)	353,759
Total fixed maturities available for sale	¥674,056	¥23,477	¥(1,262)	¥696,271

	Yen in millions			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2001:				
Bonds and notes:				
U.S. government and government agencies and authorities	¥ 20,835	¥ 3,745	¥ (1)	¥ 24,579
Other government and government agencies and authorities	240,809	5,683	(6)	246,486
Other municipalities and political subdivisions	12,320	676	—	12,996
Public utilities	43,344	2,013	—	45,357
Convertibles and bonds with warrants attached	2,850	259	—	3,109
Other corporate bonds	337,336	11,036	(37)	348,335
Total fixed maturities available for sale	¥657,494	¥23,412	¥(44)	¥680,862

	Dollars in thousands			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2002:				
Bonds and notes:				
U.S. government and government agencies and authorities	$ 360,474	$ 41,143	$ (218)	$ 401,399
Other government and government agencies and authorities	1,608,910	43,466	(1,083)	1,651,293
Other municipalities and political subdivisions	90,820	3,894	—	94,714
Public utilities	387,541	13,323	(503)	400,361
Convertibles and bonds with warrants attached	25,872	1,662	(23)	27,511
Other corporate bonds	2,594,473	73,031	(7,662)	2,659,842
Total fixed maturities available for sale	$5,068,090	$176,519	$(9,489)	$5,235,120

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The amortized cost and fair value of fixed maturities by contractual maturity at March 31, 2002 are as follows. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Yen in millions		Dollars in thousands	
	Amortized cost	Fair value	Amortized cost	Fair value
Fixed maturities held to maturity:				
Due in one year or less	¥ —	¥ —	$ —	$ —
Due after one year through five years	—	—	—	—
Due after five years through ten years	—	—	—	—
Due after ten years	9,307	9,383	69,977	70,549
	¥9,307	¥9,383	$69,977	$70,549

	Yen in millions		Dollars in thousands	
	Amortized cost	Fair value	Amortized cost	Fair value
Fixed maturities available for sale:				
Due in one year or less	¥ 78,215	¥ 79,614	$ 588,083	$ 598,601
Due after one year through five years	372,939	385,224	2,804,052	2,896,421
Due after five years through ten years	186,213	193,580	1,400,098	1,455,489
Due after ten years	36,689	37,853	275,857	284,609
	¥674,056	¥696,271	$5,068,090	$5,235,120

Proceeds from sales of investments in fixed maturities prior to their scheduled maturity dates were ¥419,150 million ($3,151,504 thousand), ¥437,961 million, and ¥251,031 million for the years ended March 31, 2002, 2001 and 2000, respectively. Gross gains of ¥7,581 million ($57,000 thousand) and gross losses of ¥3,133 million ($23,556 thousand) in 2002, and gross gains of ¥8,130 million and gross losses of ¥2,760 million in 2001, and gross gains of ¥3,439 million and gross losses of ¥6,464 million in 2000 were realized on those sales.

Bonds carried at ¥10,286 million ($77,338 thousand) at March 31, 2002 and ¥11,060 million at March 31, 2001, and stocks carried at ¥14 million ($105 thousand) at March 31, 2002 and ¥15 million at March 31, 2001 were deposited primarily with United States and other foreign government authorities as required by law.

Bonds carried at ¥529 million ($3,977 thousand) at March 31, 2002 and ¥258 million at March 31, 2001 were deposited with securities brokers primarily as a collateral for futures transactions entered into by the Company.

Bonds carried at ¥255 million ($1,917 thousand) at March 31, 2002 and ¥224 million at March 31, 2001 were pledged as collateral for Life Insurance Policyholders Protection Corporation of Japan, a corporation established to protect policyholders from losses in case of bankruptcies of life insurance companies.

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. The Company receives cash collateral from the borrower, equal to at least the market value of the securities loaned. The Company had ¥24,223 million ($182,128 thousand) and ¥34,797 million of securities loaned outstanding at March 31, 2002 and 2001, respectively.

With respect to marketable equity securities, gross unrealized gains were ¥341,645 million ($2,568,759 thousand) and gross unrealized losses were ¥19,049 million ($143,225 thousand) at March 31, 2002, and gross unrealized gains were ¥472,107 million and gross unrealized losses were ¥46,008 million at March 31, 2001.

Proceeds from sales of investments in equity securities were ¥55,470 million ($417,068 thousand), ¥70,583 million and ¥37,888 million for the years ended March 31, 2002, 2001 and 2000, respectively. Gross gains of ¥31,104 million ($233,865 thousand) and gross losses of ¥1,590 million ($11,955 thousand) in 2002, gross gains of ¥11,453 million and gross losses of ¥372 million in 2001, and gross gains of ¥17,533 million and gross losses of ¥513 million in 2000 were realized on those sales.

Mortgage loans on real estate are primarily mortgage loans on commercial buildings.

Accumulated depreciation of investment real estate amounted to ¥ 6,144 million ($46,195 thousand) and ¥5,843 million at March 31, 2002 and 2001, respectively.

Other long-term investments include:

	Yen in millions		Dollars in thousands
	2002	2001	2002
Mortgage loans on plants and facilities	¥ 1,462	¥ 2,942	$ 10,993
Collateral and bank-guaranteed loans	2,940	6,513	22,105
Unsecured loans	136,510	173,919	1,026,391
Money trust	26,613	26,283	200,098
	¥167,525	¥209,657	$1,259,587

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Mortgage loans on plants and facilities are made to commercial enterprises and are secured principally by plants and/or facilities.

Collateral loans are made to commercial enterprises and are secured principally by listed stocks and/or bonds of Japanese corporations. Certain of these loans are made jointly with other insurance companies.

Bank-guaranteed loans are made to commercial enterprises.

Unsecured loans within authorized limits are made on a selective basis to corporate borrowers. These loans are generally term loans, which had contractual maturities ranging from 2002 through 2036 at March 31, 2002. Interest rates of these loans varied from 0.075% to 7.6% at March 31, 2002, and 0.1% to 7.6% at March 31, 2001.

Money trust is a type of portfolio investment in which trust banks are entrusted with investments in securities or other financial instruments.

Short-term investments consist primarily of call loans and other investments maturing within one year.

Details of net investment income were as follows:

	Yen in millions			Dollars in thousands
	2002	2001	2000	2002
Fixed maturities	¥16,367	¥15,157	¥18,637	$123,060
Equity securities	6,912	6,790	7,256	51,970
Mortgage loans on real estate	448	563	741	3,368
Investment real estate	1,280	1,255	1,329	9,624
Policy loans	212	221	232	1,594
Other long-term investments	3,551	5,133	6,911	26,699
Short-term investments	793	2,294	2,695	5,963
Other	29	657	(3,335)	218
Gross investment income	29,592	32,070	34,466	222,496
Less income credited to investment deposits by policyholders	13,722	15,768	19,051	103,173
	15,870	16,302	15,415	119,323
Less investment expenses	3,541	3,388	4,028	26,624
Net investment income	¥12,329	¥12,914	¥11,387	$ 92,699

Investment income from other loans and investments for the year ended March 31, 2000 included foreign exchange losses of ¥4,083 million reflecting an appreciation of the Japanese yen during the year.

At March 31, 2002 and 2001, accrued investment income, included in other assets, amounted to ¥5,711 million ($42,940 thousand) and ¥4,593 million, respectively.

Net realized and change in unrealized gains or losses on fixed maturities available for sale, equity securities and other investments for the years ended March 31, 2002, 2001 and 2000 were as follows:

	Yen in millions			
	Fixed maturities	Equity securities	Other investments	Net gains (losses)
2002:				
Realized	¥ 2,857	¥ (21,374)	¥2,156	¥ (16,361)
Change in unrealized	(1,153)	(103,503)	(476)	(105,132)
Total	¥ 1,704	¥(124,877)	¥1,680	¥(121,493)
2001:				
Realized	¥ 3,875	¥ 4,769	¥(1,805)	¥ 6,839
Change in unrealized	19,673	(147,912)	68	(128,171)
Total	¥ 23,548	¥(143,143)	¥(1,737)	¥(121,332)
2000:				
Realized	¥ (7,810)	¥ 12,828	¥ 9,227	¥ 14,245
Change in unrealized	(12,615)	204,984	—	192,369
Total	¥(20,425)	¥ 217,812	¥ 9,227	¥ 206,614

	Dollars in thousands			
	Fixed maturities	Equity securities	Other investments	Net gains (losses)
2002:				
Realized	$21,481	$(160,706)	$16,210	$(123,015)
Change in unrealized	(8,669)	(778,218)	(3,579)	(790,466)
Total	$12,812	$(938,924)	$12,631	$(913,481)

Securities available for sale are carried in the consolidated financial statements at fair value. Changes in unrealized gains and losses, net of taxes, on securities available for sale shown above are included in other comprehensive income.

The Company's investments in Toyota Motor Corporation amounting to ¥160,041 million ($1,203,316 thousand) and ¥181,195 million at March 31, 2002 and 2001, and those in Sony Corporation amounting to ¥81,716 million ($614,406 thousand) and ¥103,222 million at March 31, 2002 and 2001, respectively, exceeded 10% of stockholders' equity.

The recorded investments in impaired loans and related specific valuation allowances, which were established for all impaired loans, at March 31, 2002 and 2001 were as follows:

	Yen in millions		Dollars in thousands	
	Total recorded investment	Valuation allowances -specific	Total recorded investment	Valuation allowances -specific
2002:				
Mortgage loans on real estate	¥ 4,615	¥1,657	$ 34,699	$12,459
Mortgage loans on plants and facilities	3,512	2,050	26,406	15,414
Unsecured loans	5,935	1,189	44,624	8,939
	¥14,062	¥4,896	$105,729	$36,812
2001:				
Mortgage loans on real estate	¥ 4,705	¥1,974		
Mortgage loans on plants and facilities	4,043	1,891		
Unsecured loans	7,701	1,155		
	¥16,449	¥5,020		

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In addition, based on the Company's past experience that it is probable that a certain percentage of its loans not covered by specific valuation allowances are impaired at the balance sheet date even in the absence of specific loss information, the Company established unallocated valuation allowances in order to incorporate loss contingencies underlying the loan portfolio comprehensively. In determining the amount of these allowances, the Company classifies loans into three categories based on their current credit quality, and applies historical loan loss ratios for these respective categories. The outstanding unallocated valuation allowances were ¥4,233 million ($31,827 thousand) and ¥7,739 million at March 31, 2002 and 2001, respectively.

The activity in the valuation allowance for the years ended March 31, 2002, 2001 and 2000 is presented as follows:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Balance at beginning of year	**¥12,759**	¥14,128	¥32,253	**$ 95,932**
Charges to income	**(2,557)**	(1,317)	(8,890)	**(19,225)**
Principal charge-offs	**(1,073)**	(52)	(9,235)	**(8,068)**
Balance at end of year	**¥ 9,129**	¥12,759	¥14,128	**$ 68,639**

Charges to income for the year ended March 31, 2000 included recovery from impaired loans which had been fully covered by valuation allowances of ¥4,168 million.

During the years ended March 31, 2002, 2001 and 2000, the average recorded investment in impaired loans amounted to ¥15,256 million ($114,707 thousand), ¥19,056 million and ¥30,819 million, respectively, and interest income recognized and received in cash on those loans amounted to ¥144 million ($1,083 thousand), ¥127 million and ¥348 million, respectively. At March 31, 2002 and 2001, the carrying amount of loans that were non-income producing during the preceding twelve months amounted to ¥8,669 million ($65,180 thousand) and ¥9,726 million, respectively.

The Company manages its investments to limit credit risks by diversifying its portfolio among various investment types and industry sectors. The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitory procedures. Collateral often includes pledges of assets, such as stocks and other assets and guarantees.

3. REINSURANCE

In the ordinary course of business, the Company cedes risks to other insurers and reinsurers. Reinsurance enables the Company to reduce its exposure to large losses in all aspects of its insurance business, although it does not relieve the Company of its obligations as direct insurer of the risks reinsured.

Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force. Reinsurance recoverable on losses represent estimates of amounts that will be recovered from reinsurers on reported and unreported losses and claims and loss adjustment expenses.

The Company is exposed to contingent liability with respect to reinsurance which would become an actual liability to the extent that any reinsurer failed to meet its obligations to the Company. Due to the large amount of funds held by the Company under reinsurance treaties and the Company's favorable historical results with the reinsurers involved, no material amounts were considered uncollectible and therefore no material provisions were made for this contingency.

The effect of ceded reinsurance on the consolidated statements of income for the years ended March 31, 2002, 2001 and 2000 is as follows:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Property and casualty:				
Premiums written:				
Direct	**¥417,577**	¥421,067	¥427,695	**$3,139,677**
Assumed	**31,424**	27,597	26,971	**236,271**
Ceded	**(77,831)**	(71,933)	(71,851)	**(585,196)**
Net premiums written	**¥371,170**	¥376,731	¥382,815	**$2,790,752**
Premiums earned:				
Direct	**¥405,957**	¥411,217	¥413,241	**$3,052,308**
Assumed	**30,550**	27,266	26,059	**229,699**
Ceded	**(67,407)**	(69,003)	(65,437)	**(506,819)**
Premiums earned	**¥369,100**	¥369,480	¥373,863	**$2,775,188**
Losses, claims incurred:				
Direct	**¥236,786**	¥246,008	¥249,151	**$1,780,346**
Assumed	**33,590**	27,402	26,416	**252,557**
Ceded	**(67,820)**	(63,433)	(67,991)	**(509,925)**
Losses, claims incurred	**¥202,556**	¥209,977	¥207,576	**$1,522,978**
Life:				
Premiums earned:				
Direct	**¥ 25,458**	¥ 26,431	¥ 23,932	**$ 191,414**
Assumed	—	—	—	—
Ceded	**(384)**	(441)	(449)	**(2,887)**
Premiums earned	**¥ 25,074**	¥ 25,990	¥ 23,483	**$ 188,527**

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

4. DEFERRED POLICY ACQUISITION COSTS

The following sets forth the policy acquisition costs deferred for amortization against future income and the related amortization charged to income for property and casualty and life insurance operations:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Property and casualty:				
Deferred at beginning of year	**¥103,612**	¥103,722	¥100,669	**$ 779,038**
Incurred during year:				
Commissions and brokerage	**63,778**	64,851	64,643	**479,534**
Salaries and other compensation	**32,210**	33,812	39,425	**242,180**
Other underwriting costs	**28,582**	28,210	29,021	**214,902**
	124,570	126,873	133,089	**936,616**
	228,182	230,595	233,758	**1,715,654**
Deferred at end of year	**104,226**	103,612	103,722	**783,654**
Policy acquisition costs	**123,956**	126,983	130,036	**932,000**
Life:				
Deferred at beginning of year	**8,353**	6,577	4,604	**62,805**
Incurred during year	**2,961**	3,000	3,008	**22,263**
	11,314	9,577	7,612	**85,068**
Deferred at end of year	**9,537**	8,353	6,577	**71,707**
Policy acquisition costs	**1,777**	1,224	1,035	**13,361**
Total policy acquisition costs	**¥125,733**	¥128,207	¥131,071	**$ 945,361**

5. PROPERTY AND EQUIPMENT

A summary of property and equipment is as follows:

	Yen in millions		Dollars in thousands
	2002	2001	**2002**
Land	**¥ 39,748**	¥ 39,863	**$298,857**
Buildings	**71,267**	68,837	**535,842**
Furniture and equipment	**14,527**	13,552	**109,226**
Construction in progress	**308**	804	**2,316**
Total at cost	**125,850**	123,056	**946,241**
Less accumulated depreciation	**45,991**	43,017	**345,797**
Net property and equipment	**¥ 79,859**	¥ 80,039	**$600,444**

The Company recognized impairment losses on certain long-lives assets for the amounts of differences between carrying amounts and fair values in the amount of ¥4,276 million for the years ended March 31, 2001 and charged them appropriately to other operating expenses.

6. LIABILITY FOR UNPAID LOSSES AND CLAIMS AND LOSS ADJUSTMENT EXPENSES

The table below is a reconciliation of beginning and ending property and casualty insurance balances for unpaid losses and claims and loss adjustment expenses for the years ended March 31, 2002, 2001 and 2000:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Balance at beginning of year	**¥158,928**	¥159,688	¥178,774	**$1,194,947**
Less reinsurance recoverables	**30,594**	31,886	47,679	**230,030**
Net balance at beginning of year	**128,334**	127,802	131,095	**964,917**
Incurred related to:				
Current year	**213,895**	227,980	225,913	**1,608,233**
Prior years	**4,398**	(2,818)	(2,875)	**33,068**
Total incurred	**218,293**	225,162	223,038	**1,641,301**
Paid related to:				
Current year	**139,613**	150,254	153,399	**1,049,722**
Prior years	**78,333**	74,376	72,932	**588,970**
Total paid	**217,946**	224,630	226,331	**1,638,692**
Net balance at end of year	**128,681**	128,334	127,802	**967,526**
Plus reinsurance recoverables	**31,512**	30,594	31,886	**236,933**
Balance at end of year	**¥160,193**	¥158,928	¥159,688	**$1,204,459**

Prior year claims and expenses incurred in the preceding table resulted principally from settling claims established in earlier accident years for amounts that differed from expectations.

The reinsurance recoverables referred to above are reconciled to the balance sheet carrying amounts as follows:

	Yen in millions		Dollars in thousands
	2002	2001	**2002**
Property and casualty:			
Unpaid losses	**¥31,512**	¥30,594	**$ 236,932**
Paid losses	**23,933**	23,769	**179,948**
Life	**334**	155	**2,511**
Total reinsurance recoverable on losses	**¥55,779**	¥54,518	**$ 419,391**

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

7. INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Total income taxes for the years ended March 31, 2002, 2001 and 2000 were allocated as follows:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Income before cumulative effect of accounting changes	**¥ (289)**	¥ 5,789	¥ 7,343	**$ (2,173)**
Cumulative effect of accounting changes	**(821)**	—	—	**(6,173)**
Other comprehensive income:				
Unrealized appreciation (depreciation) of securities during the year	**(37,860)**	(46,152)	69,314	**(284,662)**
Minimum pension liability adjustments	**(887)**	(707)	—	**(6,669)**
	¥ (39,857)	¥ (41,070)	¥ 76,657	**$ (299,677)**

The Company is subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 36% in 2002, 2001, and 2000.

The effective tax rates of the Company for the years ended March 31, 2002, 2001 and 2000 differ from the Japanese normal income tax rates for the following reasons:

	2002	2001	2000
Japanese normal income tax rate	**36.0%**	36.0%	36.0%
Tax credit for dividends received	**(104.6)**	(8.8)	(7.3)
Expenses not deductible for tax purposes	**39.3**	3.3	3.2
Per capita tax	**18.5**	1.5	1.4
Income of foreign subsidiaries taxed at lower than Japanese normal tax rate	**(9.3)**	(1.0)	(0.7)
Other	**1.2**	(0.3)	1.5
Effective tax rate	**(18.9)%**	30.7%	34.1%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2002 and 2001 are presented below:

	Yen in millions		Dollars in thousands
	2002	2001	**2002**
Deferred tax assets:			
Unpaid and unreported losses	**¥ 10,033**	¥ 7,105	**$ 75,436**
Retirement and severance benefit	**6,855**	6,842	**51,541**
Reserve for compulsory automobile liability insurance	**5,647**	6,839	**42,459**
Minimum pension liability adjustments	**1,594**	707	**11,985**
Devaluation of securities	**11,194**	—	**84,165**
Other	**11,792**	8,698	**88,662**
Total deferred tax assets	**47,115**	30,191	**354,248**
Deferred tax liabilities:			
Tax deductible reserves	**(17,294)**	(18,223)	**(130,030)**
Deferred policy acquisition costs	**(40,955)**	(40,307)	**(307,932)**
Other	**(1,531)**	(7,967)	**(11,511)**
Total deferred tax liabilities	**(59,780)**	(66,497)	**(449,473)**
Net deferred tax liabilities before deferred taxes on unrealized appreciation of securities	**(12,665)**	(36,306)	**(95,225)**
Deferred taxes on unrealized appreciation of securities	**(123,913)**	(161,773)	**(931,677)**
Net deferred tax liabilities	**(136,578)**	(198,079)	**(1,026,902)**
Income taxes currently payable	**(18,613)**	(6,166)	**(139,948)**
Income tax liability	**¥(155,191)**	¥(204,245)	**$(1,166,850)**

The Company has not provided a valuation allowance for the deferred tax assets at March 31, 2002 and 2001. Management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets. While there are no assurances that this benefit will be realized, the Company expects sufficient taxable income in the future based on its historical record and expected future results to realize the benefit of the deferred tax assets.

8. RETIREMENT AND SEVERANCE BENEFITS

Employees of the Company are covered by the defined retirement and severance benefit plans described below.

Nichido Fire has an unfunded lump-sum payment retirement plan covering substantially all employees. Under the plan, employees are entitled to lump-sum payments based on current rate of pay, length of service and certain other factors upon retirement or termination of employment for reasons other than dismissal for cause. Directors and statutory auditors are covered by a separate plan. It is not the policy of management to fund the retirement and severance benefits described above.

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Nichido Fire also has a tax-qualified pension plan covering substantially all employees. Under the plan, employees are entitled to annuity payments or lump-sum indemnities for the amount determined based on the employees' rank and length of service. The plan assets are invested primarily in interest-bearing securities, marketable equities and loans receivable and are not invested in any treasury stock of the Company.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the net periodic benefit costs of the funded pension plan in 2002, 2001 and 2000 were calculated using the unit credit actuarial cost method.

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Yen in millions		Dollars in thousands
	2002	2001	2002
Change in benefit obligation:			
Benefit obligation at beginning of year	¥ 39,012	¥ 39,829	$ 293,323
Service cost	2,163	1,936	16,263
Interest cost	1,142	1,165	8,587
Plan participants' contributions	15	15	113
Actuarial loss	2,812	331	21,143
Benefits paid	(4,454)	(4,264)	(33,489)
Benefit obligation at end of year	¥ 40,690	¥ 39,012	$ 305,940
Change in plan assets:			
Fair value of plan assets at beginning of year	¥ 8,175	¥ 9,187	$ 61,466
Actual return on plan assets	(407)	(960)	(3,060)
Employer contributions	444	515	3,338
Plan participants' contributions	15	15	113
Benefits paid	(628)	(582)	(4,722)
Fair value of plan assets at end of year	¥ 7,599	¥ 8,175	$ 57,135
Funded status	¥(33,091)	¥(30,837)	$(248,805)
Unrecognized net actuarial loss	7,327	4,062	55,091
Unrecognized prior service cost	469	704	3,526
Net amount recognized	¥(25,295)	¥(26,071)	$(190,188)
Amounts recognized in the statement of financial position consist of:			
Accrued benefit liability	¥(30,193)	¥(28,035)	$(227,015)
Intangible asset	469	—	3,526
Accumulated other comprehensive income	4,429	1,964	33,301
Net amount recognized	¥(25,295)	¥(26,071)	$(190,188)
Significant actuarial assumptions:			
Discount rate	2.5%	3.0%	
Rate of salary increase	0.6%	0.7%	
Expected long-term return on plan assets	1.2%	2.0%	

The components of net periodic benefit cost for the years ended March 31, 2002, 2001 and 2000 are as follows:

	Yen in millions			Dollars in thousands
	2002	2001	2000	2002
Components of net periodic benefit cost:				
Service cost	¥2,163	¥1,936	¥2,074	$16,263
Interest cost	1,142	1,165	1,208	8,587
Expected return on plan assets	(98)	(184)	(167)	(737)
Amortization of prior service cost	235	235	235	1,767
Recognized actuarial loss	52	2	2	391
Net periodic benefit cost	¥3,494	¥3,154	¥3,352	$26,271

9. LONG-TERM DEBT

Long-term debt at March 31, 2002 and 2001 comprised the following:

	Yen in millions		Dollars in thousands
	2002	2001	2002
1.00% Japanese yen unsecured convertible bonds, due March 2003	¥ —	¥12,500	$ —
1.63% Japanese yen unsecured bonds, due February 2007	10,000	10,000	75,188
1.95% Japanese yen unsecured bonds, due February 2010	15,000	15,000	112,782
	¥25,000	¥37,500	$187,970

During the year ended March 31, 2002, the Company repurchased the 1.00% unsecured convertible bonds with a face value of ¥12,500 million ($93,985 thousand) prior to maturity and recognized the repurchase cost in excess of the recorded liability in the amount of ¥125 million ($940 thousand) currently in earnings as a charge to other operating expenses.

The 1.63% unsecured bonds due February 28, 2007, issued on February 28, 2000, are payable in yen and redeemable in whole or in part at par with the consent of both the creditors and the Company.

The 1.95% unsecured bonds due February 26, 2010, issued on February 28, 2000, are payable in yen and redeemable in whole or in part at par with the consent of both the creditors and the Company.

The proceeds of these bonds were used primarily for general corporate purposes.

Notes to Consolidated Financial Statements—(Continued)

10. FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of estimated fair value for all financial instruments. See note 15 for discussion of fair value of derivative financial instruments. The carrying amounts and fair values of the Company's nonderivative financial instruments at March 31, 2002 and 2001 are as follows:

	Yen in millions		Dollars in thousands	
	Carrying amount	Fair value	Carrying amount	Fair value
2002:				
Policy loans	**¥ 5,466**	**¥ 5,466**	**$ 41,098**	**$ 41,098**
Mortgage loans on real estate	**18,790**	**18,732**	**141,278**	**140,842**
Mortgage loans on plants and facilities	**1,462**	**1,462**	**10,993**	**10,993**
Collateral and bank-guaranteed loans	**2,940**	**2,928**	**22,105**	**22,015**
Unsecured loans	**136,510**	**137,283**	**1,026,391**	**1,032,203**
Money trust	**26,613**	**26,613**	**200,098**	**200,098**
Short-term investments	**21,625**	**21,625**	**162,594**	**162,594**
Long-term debt	**(25,000)**	**(26,125)**	**(187,970)**	**(196,429)**

	Yen in millions	
	Carrying amount	Fair value
2001:		
Policy loans	¥ 5,559	¥ 5,559
Mortgage loans on real estate	23,698	23,713
Mortgage loans on plants and facilities	2,942	2,990
Collateral and bank-guaranteed loans	6,513	6,527
Unsecured loans	173,919	174,856
Money trust	26,283	26,283
Short-term investments	136,071	136,071
Long-term debt	(37,500)	(40,462)

The following methods and assumptions were used by the Company in estimating the fair values of its nonderivative financial instruments:

Cash and cash equivalents, accrued investment income (included in other assets), premiums receivable and agents' balances, reinsurance recoverable on losses and ceded reinsurance balances payable
The carrying amounts approximate fair values due to the short maturity of these instruments.

Fixed maturities and equity securities
The carrying amounts and fair values of fixed maturities and equity securities are disclosed in note 2.

Policy loans
The carrying amounts of floating-rate policy loans approximate their fair values as the interest rates charged on those instruments are designed so that they would be adjusted periodically to reflect changes in overall market interest rates.

Mortgage loans on real estate, other long-term investments and short-term investments
The fair values for these financial instruments are estimated based on the quoted market prices for these or similar instruments. For financial instruments for which quoted market prices are not available, fair values are estimated using discounted cash flow analysis and interest rates currently being offered for similar loans to borrowers with similar credit ratings or for similar deposits.

Long-term debt
The fair values for long-term debt are estimated using their market prices. For long-term debt on which quoted market prices are not available, the fair values are estimated using discounted cash flow analysis, based on the Company's current borrowing rate for similar types of borrowings.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11. STOCK REPURCHASE PLAN

In June 1999, the stockholders of Nichido Fire approved the purchase of up to 44.0 million shares of Nichido Fire's common stock. During the year ended March 31, 2000, Nichido Fire repurchased 4 million shares from the market and retired them for an aggregate cost of ¥2,461 million. The entire repurchase cost of retired shares was charged to retained earnings in accordance with the Japanese Commercial Code.

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

12. STATUTORY CAPITAL AND DIVIDEND AVAILABILITY

(a) Legal Reserve

The Insurance Business Law of Japan, as amended, requires that an amount equal to at least 20% of appropriations of retained earnings paid in cash be set aside as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital.

(b) Dividend Availability

The Company is subject to regulatory restrictions on the amount of dividends distributable to its stockholders. The amount of retained earnings available for dividends is based on the amount recorded on the Company's non-consolidated statutory books of account in accordance with Japanese GAAP. The adjustments included in the accompanying consolidated financial statements to have them conform with U.S. GAAP, but not recorded in the books of account, have no effect on the determination of the amount available for dividends.

Cash dividends charged to unappropriated retained earnings represent dividends paid. Provision has not been made in the accompanying consolidated balance sheet as of March 31, 2002 for dividends subsequently proposed to the Company's sole stockholder, Millea Holdings, by the Board of Directors in the aggregate amount of ¥ 3,341 million ($25,120 thousand).

The Company is required to maintain adequate solvency margins for Japanese regulatory authorities. At March 31, 2002, the Company had sufficient capital surplus in its non-consolidated statutory stockholders' equity to satisfy the solvency margin requirements.

13. EARNINGS PER SHARE

Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2002, 2001 and 2000 is as follows:

	Yen in millions			Dollars in thousands
	2002	2001	2000	**2002**
Income before cumulative effect of accounting changes	**¥ 1,815**	¥13,060	¥14,190	**$ 13,647**
Cumulative effect of accounting changes, net of tax	**(1,459)**	—	—	**(10,970)**
Net income available to common stockholders	**356**	13,060	14,190	**2,677**
Effect of dilutive securities: Convertible bonds	—	185	160	—
Diluted net income	**¥ 356**	¥13,245	¥14,350	**$ 2,677**

	Thousands of shares		
	2002	2001	2000
Weighted-average shares	**445,434**	445,444	447,773
Effect of dilutive securities: Convertible bonds	—	30,029	30,070
Weighted-average shares for diluted EPS computation	**445,434**	475,473	477,843

	Yen			Dollars
	2002	2001	2000	**2002**
Net income per share:				
Basic:				
Income before cumulative effect of accounting changes	**¥ 4.08**	¥29.32	¥31.69	**$ 0.031**
Cumulative effect of accounting changes, net of tax	**(3.28)**	—	—	**(0.025)**
Net income	**¥ 0.80**	¥29.32	¥31.69	**$ 0.006**
Diluted:				
Income before cumulative effect of accounting changes	**¥ 4.08**	¥27.86	¥30.03	**$ 0.031**
Cumulative effect of accounting changes, net of tax	**(3.28)**	—	—	**(0.025)**
Net income	**¥ 0.80**	¥27.86	¥30.03	**$ 0.006**

14. COMMITMENTS AND CONTINGENT LIABILITIES

At March 31, 2002, commitments outstanding for the purchase of property and equipment approximated ¥2,791 million ($20,985 thousand).

The Company occupies certain offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for the years ended March 31, 2002, 2001 and 2000 aggregated ¥6,361 million ($47,827 thousand), ¥6,581 million and ¥6,811 million, respectively.

Guarantees are used in various transactions to enhance credit standing of the Company's customers. They represent irrevocable assurances that the Company will make payment in the event that the customer fails to fulfill its obligation to third parties. The Company had guarantees outstanding relating to the financial transactions including bonds and asset backed securities amounting to ¥ 5,000 million ($37,594 thousand) at both March 31, 2002 and 2001.

In the ordinary course of business, the Company is involved in various legal proceedings. Although there can be no assurances, as of March 31, 2002, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15. DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instruments in its normal course of business to reduce its exposure to fluctuations in interest rates, foreign exchange rates and market values in its fixed maturities portfolio.

To manage foreign exchange exposure mainly from foreign currency fixed maturity investments, the Company enters into foreign exchange forwards. Foreign exchange forwards are agreements to exchange different currencies at a specific future date. The total amount of the foreign exchange forwards outstanding at March 31, 2001 were ¥34,135 million to sell foreign currencies.

The Company has entered into interest rate swaps to manage interest rate exposure. Interest rate swaps generally involve the exchange of fixed and floating rate interest exposures without the exchange of the underlying principal. The Company had outstanding interest rate swaps with an aggregate notional amount of ¥1,000 million ($7,519 thousand) at both March 31, 2002 and 2001.

The fair values of the Company's derivative financial instruments, which are equal to the carrying amounts, at March 31, 2002 are as follows:

	Yen in millions		Dollars in thousands	
	Fair value			
	Assets	Liabilities	Assets	Liabilities
2002:				
Interest rate swaps	**¥9**	**¥—**	**$68**	**$—**
Total derivatives	**¥9**	**¥—**	**$68**	**$—**

The carrying amounts and the fair values of the Company's derivative financial instruments at March 31, 2001 are as follows:

	Yen in millions			
	Carrying amount		Fair value	
	Assets	Liabilities	Assets	Liabilities
2001:				
Foreign exchange forwards	¥—	¥—	¥—	¥(2,298)
Interest rate swaps	—	—	18	—

The following methods and assumptions were used by the Company in estimating the fair values of its derivative financial instruments:

Foreign exchange forwards
The fair values of foreign exchange forwards are estimated by obtaining current market quotes from banks.

Interest rate swaps
The fair values of interest rate swaps are based on the estimated present values the Company would receive or pay to terminate agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

16. BUSINESS SEGMENTS

The Company is organized according to products and services which it offers. This structure is considered in the identification of its two reportable segments. These segments and their respective operations are as follows:

Property and Casualty
Property and Casualty segment writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese businesses. The Company evaluates the results of this segment based upon premium income and underwriting results.

Life
Life insurance products primarily include whole-life insurance. The Company evaluates the results of this segment based upon the number of policies and net income.

The accounting policies of the business segments are the same as those described in the notes to consolidated financial statements. The effects of the elimination of certain intersegment transactions are included in the Property and Casualty segment result.

Income and asset data for the Company's business segments for the years ended March 31, 2002, 2001 and 2000 are as follows:

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Yen in millions		
	Property and Casualty	Life	Consolidated
2002:			
Operating income:			
Property and casualty:			
Net premiums written	¥ 371,170	¥ —	¥ 371,170
Less increase in unearned premiums	2,070	—	2,070
Premiums earned	369,100	—	369,100
Life premiums	—	25,074	25,074
Net investment income	10,793	1,536	12,329
Realized gains (losses) on investments	(16,488)	127	(16,361)
Total operating income	363,405	26,737	390,142
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	218,293	—	218,293
Policy benefits and losses for life	—	19,117	19,117
Policy acquisition costs	123,956	1,777	125,733
Other operating expenses	22,439	3,034	25,473
Total operating costs and expenses	364,688	23,928	388,616
Income (loss) before income tax expense and cumulative effect of accounting changes	(1,283)	2,809	1,526
Income tax expense (benefit):			
Current	21,335	309	21,644
Deferred	(22,665)	732	(21,933)
	(1,330)	1,041	(289)
Income before cumulative effect of accounting changes	47	1,768	1,815
Cumulative effect of accounting changes, net of tax	(1,459)	—	(1,459)
Net income	¥ (1,412)	¥ 1,768	¥ 356
Total investments	¥ 1,567,742	¥ 88,479	¥ 1,656,221
Total assets	¥ 2,115,248	¥ 110,238	¥ 2,225,486

	Yen in millions		
	Property and Casualty	Life	Consolidated
2001:			
Operating income:			
Property and casualty:			
Net premiums written	¥ 376,731	¥ —	¥ 376,731
Less increase in unearned premiums	7,251	—	7,251
Premiums earned	369,480	—	369,480
Life premiums	—	25,990	25,990
Net investment income	11,767	1,147	12,914
Realized gains on investments	6,683	156	6,839
Total operating income	387,930	27,293	415,223
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	225,162	—	225,162
Policy benefits and losses for life	—	20,295	20,295
Policy acquisition costs	126,983	1,224	128,207
Other operating expenses	20,314	2,396	22,710
Total operating costs and expenses	372,459	23,915	396,374
Income before income tax expense	15,471	3,378	18,849
Income tax expense (benefit):			
Current	7,921	16	7,937
Deferred	(3,375)	1,227	(2,148)
	4,546	1,243	5,789
Net income	¥ 10,925	¥ 2,135	¥ 13,060
Total investments	¥ 1,824,913	¥ 77,195	¥ 1,902,108
Total assets	¥ 2,284,373	¥ 94,478	¥ 2,378,851

The Nichido Fire and Marine Insurance Company, Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Yen in millions		
	Property and Casualty	Life	Consolidated
2000:			
Operating income:			
Property and casualty:			
Net premiums written	¥ 382,815	¥ —	¥ 382,815
Less increase in unearned premiums	8,952	—	8,952
Premiums earned	373,863	—	373,863
Life premiums	—	23,483	23,483
Net investment income	10,564	823	11,387
Realized gains on investments	14,175	70	14,245
Total operating income	398,602	24,376	422,978
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	223,038	—	223,038
Policy benefits and losses for life	—	19,043	19,043
Policy acquisition costs	130,036	1,035	131,071
Other operating expenses	25,989	2,304	28,293
Total operating costs and expenses	379,063	22,382	401,445
Income before income tax expense	19,539	1,994	21,533
Income tax expense:			
Current	4,507	10	4,517
Deferred	2,095	731	2,826
	6,602	741	7,343
Net income	¥ 12,937	¥ 1,253	¥ 14,190
Total investments	¥2,015,734	¥ 57,008	¥ 2,072,742
Total assets	¥2,462,311	¥ 70,467	¥ 2,532,778

	Dollars in thousands		
	Property and Casualty	Life	Consolidated
2002:			
Operating income:			
Property and casualty:			
Net premiums written	**$ 2,790,752**	**$ —**	**$ 2,790,752**
Less increase in unearned premiums	**15,564**	**—**	**15,564**
Premiums earned	**2,775,188**	**—**	**2,775,188**
Life premiums	**—**	**188,527**	**188,527**
Net investment income	**81,150**	**11,549**	**92,699**
Realized gains (losses) on investments	**(123,970)**	**955**	**(123,015)**
Total operating income	**2,732,368**	**201,031**	**2,933,399**
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	**1,641,301**	**—**	**1,641,301**
Policy benefits and losses for life	**—**	**143,737**	**143,737**
Policy acquisition costs	**932,000**	**13,361**	**945,361**
Other operating expenses	**168,714**	**22,812**	**191,526**
Total operating costs and expenses	**2,742,015**	**179,910**	**2,921,925**
Income (loss) before income tax expense and cumulative effect of accounting changes	**(9,647)**	**21,121**	**11,474**
Income tax expense (benefit):			
Current	**160,414**	**2,323**	**162,737**
Deferred	**(170,414)**	**5,504**	**(164,910)**
	(10,000)	**7,827**	**(2,173)**
Income before cumulative effect of accounting changes	**353**	**13,294**	**13,647**
Cumulative effect of accounting changes, net of tax	**(10,970)**	**—**	**(10,970)**
Net income	**$ (10,617)**	**$ 13,294**	**$ 2,677**
Total investments	**$11,787,534**	**$ 665,255**	**$12,452,789**
Total assets	**$15,904,121**	**$ 828,857**	**$16,732,978**

KPMG

Independent Auditors' Report

To the Board of Directors and Stockholders
The Nichido Fire and Marine Insurance Company, Limited:

We have audited the accompanying consolidated balance sheets of The Nichido Fire and Marine Insurance Company, Limited and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, cash flows and comprehensive income for each of the years in the three-year period ended March 31, 2002, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Nichido Fire and Marine Insurance Company, Limited and subsidiaries at March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1(g) of the notes to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in the year ended March 31, 2002.

The accompanying consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in note 1(a) of the notes to the consolidated financial statements.

KPMG

Tokyo, Japan
July 31, 2002

Worldwide Network of Tokio Marine

- ● BRANCHES
- ▲ REPRESENTATIVE AND LIAISON OFFICES
- ■ UNDERWRITING AGENTS
- ❖ SUBSIDIARIES AND AFFILIATES

NORTH AMERICA

UNITED STATES

●▲ NEW YORK
230 Park Avenue, New York, NY 10169

■❖ NEW YORK
Tokio Marine Management, Inc.
230 Park Avenue, New York, NY 10169

■❖ NEW YORK
Tokio Re Corporation
230 Park Avenue, New York, NY 10169

❖ NEW YORK
Trans Pacific Insurance Company
230 Park Avenue, New York, NY 10169

❖ NEW YORK
Tokio Marine Realty Co., Ltd.
230 Park Avenue, New York, NY 10169

❖ NEW YORK
TM Claims Service, Inc.
230 Park Avenue, New York, NY 10169

❖ NEW YORK
AXIA Services, Inc.
230 Park Avenue, New York, NY 10169

❖ NEW YORK
Tokio Marine Asset Management (USA), Ltd.
230 Park Avenue, Suite 910, New York, NY 10169

❖ NEW YORK
Morita & Co., Inc.
600 Third Avenue, 18th Fl., New York, NY 10016

❖ NEW YORK
TM Specialty Insurance Company
230 Park Avenue, New York, NY 10169

❖ NEW YORK
TM Casualty Insurance Company
230 Park Avenue, New York, NY 10169

❖ NEW YORK
Ergonomics Technologies Corporation
6851 Jericho Turnpike, Suite 200 Syosset, NY 11791

▲❖ LOS ANGELES
Tokio Marine Management, Inc., Western Regional Office
800 East Colorado Blvd., Pasadena, CA 91101-2132

❖ LOS ANGELES
TM Claims Service, Inc., L.A. Office
800 East Colorado Blvd., Pasadena, CA 91109-7316

▲❖ SAN FRANCISCO
Tokio Marine Management, Inc., San Francisco Office
1825 South Grant Street, Suite 570, San Mateo, CA 94402

▲❖ CHICAGO
Tokio Marine Management, Inc., Chicago Office
Suite 2980, 444 North Michigan Avenue, Chicago, IL 60611

▲❖ ATLANTA
Tokio Marine Management, Inc., Atlanta Office
One Ravinia Drive, Suite 1130, Atlanta, GA 30346

❖ DELAWARE
Tokio Marine Delaware Corporation
32 Loockerman Square, Suite L-100, Dover, DE 19901

▲❖ HONOLULU
First Insurance Company of Hawaii, Ltd., Tokio Marine Unit
1100 Ward Avenue, Honolulu, HI 96814

❖ HONOLULU
TM Claims Service, Inc., Honolulu Branch
1100 Ward Avenue, Suite 710, Honolulu, HI 96814

▲■❖ GUAM
Nanbo Guam, Ltd.
P.O. Box 2980, Hagatna, Guam 96910

CANADA

▲■ TORONTO
c/o Lombard Canada Ltd.
105 Adelaide Street West 3rd Floor, Toronto, Ontario M5H 1P9

▲ VANCOUVER
c/o Lombard Canada Ltd.
Suite 602, Two Bentall Centre, 555 Burrard Street, Box 261, Vancouver, British Columbia V7X 1M8

CENTRAL & SOUTH AMERICA

MEXICO

▲❖ MEXICO CITY
Tokio Marine Compañia de Seguros, S.A. de C.V.
Félix Parra 39, Col. San José, Insurgentes, C.P. 03900
México, D.F.

❖ MEXICO CITY
Tokio Marine Global Re Ltd. Oficina de Representación en México
Félix Parra No.39, 1er Piso, Col. San José Insurgentes, Deleg. Benito Juarez, 03900 México, D.F.

❖ TIJUANA
Tokio Marine Compañia de Seguros, S.A. de C.V.
Blvd. Agua Caliente 4558, Desp. 204
Colonia Aviacion 22420 Tijuana, B.C.

❖ AGUASCALIENTES
Tokio Marine Compañia de Seguros, S.A. de C.V.
Sierra Morena 512, Desp. 103
Fraccionamiento Bosques del Prado,
la Secc. 20127, Aguascalientes, AGS.

❖ MONTEREY
Tokio Marine Compañia de Seguros, S.A. de C.V.
Av. Lazaro Cardenas 2400 Poniente, Edificio Losoies Despacio A-21A, San Pedro Garza Garcia, N.L.

VENEZUELA

▲❖ CARACAS
Tokio Marine de Venezuela, C.A.
Edificio Centro Seguros Sud America Piso 2, Ofc. 2-B,
Av. Francisco de Miranda, El Rosal, Caracas

COLOMBIA

▲ BOGOTA
Calle 100, No. 19-61 Oficina 603 Edificio Centro Empresarial 100, Bogota

BRAZIL

▲❖ SÃO PAULO
Tokio Marine Brasil Seguradora S.A.
Rua 13 de Maio, 1529, CEP: 01327-001, São Paulo, SP

▲❖ RIO DE JANEIRO
Tokio Marine Brasil Seguradora S.A.
Av. Rio Branco, 115-14° Andar-cj. 1403
Rio de Janeiro, RJ, CEP: 20040-004

❖ MANAUS
Tokio Marine Brasil Seguradora S.A.
Rua 24 de Maio, 200-9° Andar-cj. 912 Manaus, AM,
CEP: 69010-080

❖ **BELO HORIZONTE**
Tokio Marine Brasil Seguradora S.A.
Av. Cristovão Colombo, 400-2° Andar, Belo Horizonte, MG, CEP: 30140-150

❖ **CURITIBA**
Tokio Marine Brasil Seguradora S.A.
Rua Marechal Deodoro, 950-5° Andar-cj. 501 Curitiba, PR, CEP: 80060-010

❖ **BLUMENAU**
Tokio Marine Brasil Seguradora S.A.
Rua Ingo Hering, 20-Sala 6, Blumenau, SC, CEP: 89010-010

❖ **PÔRTO ALEGRE**
Tokio Marine Brasil Seguradora S.A.
Rua dos Andradas, 955-4° Andar-cj. 401, Pôrto Alegre, RS, CEP: 90020-005

❖ **RIBEIRÃO PRETO**
Tokio Marine Brasil Seguradora S.A.
Rua Cerqueira Cesar, 481-5° Andar-cj. 500 Ribeirão Preto, SP, CEP: 14100-130

ARGENTINA

■ **BUENOS AIRES**
c/o HSBC La Buenos Aires Compañia Argentina de Seguros S.A.
Avenida de Mayo 701, 1084 - Buenos Aires

PARAGUAY

❖ **ASUNCIÓN**
La Rural S.A. de Seguros
Avenida Mcal López 1082 N° esq Mayor Bullo, Asunción

❖ **ENCARNACIÓN**
La Rural S.A. de Seguros
Monseñor Wiesen 389, 1 Piso, o/m cal Estigarribia, Encarnación

EUROPE

UNITED KINGDOM

▲❖ **LONDON**
Tokio Marine Europe Insurance Limited
150 Leadenhall Street, London EC3V 4TE

❖ **LONDON**
Tokio Marine Property Limited
150 Leadenhall Street, London EC3V 4TE

❖ **LONDON**
TM Management Services Limited
150 Leadenhall Street, London EC3V 4TE

❖ **LONDON**
Tokio Marine Asset Management (London) Limited
150 Leadenhall Street, London EC3V 4TE

FRANCE

▲❖ **PARIS**
Tokio Marine Europe Insurance Limited, France Branch
21, boulevard de la Madeleine 75038 Paris, Cedex 01

❖ **PARIS**
TM Management Services Limited, Paris Branch
21, boulevard de la Madeleine 75038 Paris, Cedex 01

BELGIUM

▲❖ **BRUXELLES**
Tokio Marine Europe Insurance Limited, Belgium Branch
c/o Fortis Corporate Insurance N.V.
Avenue du Boulevard 21, B-1210 Bruxelles

❖ **ANTWERPEN**
Tokio Marine Europe Insurance Limited
c/o Fortis Corporate Insurance Marine
Antwerp Tower, De Keyserlei 5 box 6, B-2018 Antwerpen

GERMANY

❖ **HAMBURG**
Tokio Marine Europe Insurance Limited
c/o Burmester, Duncker & Joly,
Trostbrücke 1, D-20457 Hamburg

▲❖ **DÜSSELDORF**
Tokio Marine Europe Insurance Limited, German Branch
Immermannstrasse 45, D-40210 Düsseldorf

NETHERLANDS

▲❖ **AMSTERDAM**
Tokio Marine Europe Insurance Limited, Netherlands Branch
Prof. J.H. Bavincklaan 5, 1183 AT Amstelveen

❖ **AMSTERDAM**
TM Management Services Limited, Netherlands Branch
Prof. J.H. Bavincklaan 5, 1183 AT Amstelveen

IRELAND

❖ **DUBLIN**
Tokio Marine Global Re Limited
IFSC House, International Financial Services Centre, Dublin 1

DENMARK

❖ **COPENHAGEN**
Tokio Marine Europe Insurance Limited
c/o Hansen & Klein Insurance Management Limited A/S.
9 Dronningens Tvaergade, DK-1302, Copenhagen K

NORWAY

❖ **OSLO**
Tokio Marine Europe Insurance Limited
c/o Citius Insurance AS
Drammensveien 145b, P.O. Box 170, Skøyen N-0212 Oslo

GREECE

❖ **ATHENS**
Tokio Marine Europe Insurance Limited
c/o Willis Kendriki S.A.
44 Ermou Street, 105 63, Athens

ITALY

▲❖ **MILANO**
Tokio Marine Europe Insurance Limited, Italy Branch
c/o Allianz Subalpina S.p.A.
Via Turati 4, 20121 Milano

SPAIN

▲❖ **BARCELONA**
Tokio Marine Europe Insurance Limited, Spain Branch
Via Augusta, 281-285, 08017, Barcelona

BERMUDA

❖ **HAMILTON**
Tokio Millennium Re Ltd.
The Waterfront, 90 Pitts Bay Road, Pembroke, HM08, Bermuda

CAYMAN ISLANDS

❖ **GRAND CAYMAN**
First Chicago Tokio Marine Financial Products Ltd.
P.O. Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies

❖ **GRAND CAYMAN**
Tokio Marine Asset Management (Cayman) Ltd.
W.S. Walker & Company, P.O. Box 265, G.T., Mary Street, Caledonian House, George Town, Grand Cayman, Cayman Islands, British West Indies

MIDDLE & NEAR EAST

UNITED ARAB EMIRATES

▲■ DUBAI
c/o Al-Futtaim (Private) Limited, Agents, The Tokio Marine and Fire Insurance Co., Ltd.
3rd Floor, Deira City Center Office Building,
P.O. Box 152, Deira, Dubai

IRAN

▲ TEHRAN
c/o Rahavard Insurance Consultants Company
Tavanir Ave., Nezami Ghanjavi Ave., No. 20, Pannah St.,
Post Code 14348, Tehran

SAUDI ARABIA

▲■ JEDDAH
c/o Hussein Aoueini & Co., Ltd.
Apartment 202-204 Shaker Building, South of Caravan Shopping Center, Ibrahim, Shaker Street, (P.O. Box 25), Jeddah 21411

▲ RIYADH
c/o Hussein Aoueini & Co., Ltd.
No. 356 5th Floor, Al-Mousa Residential & Commercial Center, Olayia Road, (P.O. Box 643), Riyadh 11421

▲ AL KHOBAR
c/o Hussein Aoueini & Co., Ltd.
Room No. 203, Fluor Arabia Building, King Abdul Aziz Boulevard Road, 1 KM North of Al Khobar, (P.O. Box 290),
Al Khobar 31952

BAHRAIN

▲❖ MANAMA
The Arab-Eastern Insurance Company Limited E.C.
2nd Floor, AFS Tower Building 155, Road 2004,
(P.O. Box 10264), Manama 320

KUWAIT

▲ KUWAIT
c/o Kuwait Insurance Company S.A.K.
P.O. Box 769 Safat, 13008, Kuwait

TURKEY

▲❖ ISTANBUL
Koc Allianz Sigorta A.S.
Baglarbasi, Kisikli Caddesi No. 11, 81180 Altunizade-Istanbul

❖ ISTANBUL
Koc Allianz Hayat Sigorta A.S.
Baglarbasi, Kisikli Caddesi No. 11, 81180 Altunizade-Istanbul

OCEANIA & MICRONESIA

AUSTRALIA

▲■❖ SYDNEY
Tokio Marine Management (Australasia) Pty. Ltd.
Level 12, The Chifley Square, Sydney, N.S.W. 2000 (G.P.O. Box 4616, Sydney N.S.W. 2001)

▲❖ MELBOURNE
Tokio Marine Management (Australasia) Pty. Ltd.
Victoria Branch,
Level 17, 90 Collins Street, Melbourne, Victoria 3000

❖ ADELAIDE
Tokio Marine Management (Australasia) Pty. Ltd.
South Australia Branch,
7th Floor, 45 King William Street, Adelaide,
South Australia 5000

NEW ZEALAND

■ AUCKLAND
c/o New Zealand Insurance Limited
Level 10, NZI House, 151 Queen Street, Auckland 1
(P.O. Box 1609)

COMMONWEALTH OF THE NORTHERN MARIANA ISLANDS

■ SAIPAN
c/o Pacifica Insurance Underwriters, Inc.
P.O. Box 500168, Saipan, C.N.M.I. 96950

REPUBLIC OF PALAU

■ PALAU
c/o Neco Insurance Underwriters, Ltd.
P.O. Box 129, Koror, Palau, W.C.I. 96940

ASIA

PEOPLE'S REPUBLIC OF CHINA

● SHANGHAI
38F HSBC Tower, 101 Yin Cheng Dong Lu, Pudong New Area, Shanghai 200220

▲ BEIJING
7th Floor, Changfugong Office Building, No. JIA26,
Jianguomenwai Dajie, Chaoyang-Qu, Beijing

▲ TIANJIN
Room No. 2309, Tianjin International Bldg., 75 Nanjing Road, Tianjin

▲ DALIAN
5F Sen Mao Building, No. 147 Zhong Shan Road,
Xi Gang Qu, Dalian

▲ NANJING
Room 1758, Nanjing World Trade Center, 2 Hanzhong Road, Nanjing

▲ CHENGDU
Room No. 361, Jin Jiang Hotel, No. 80 Section 2 Ren Min Ave., Chengdu

▲ GUANGZHOU
Room 1231-1233, Garden Office Tower, 368 Huanshi Dong Lu, Guangzhou

▲ SHENZHEN
Room 713, 7F, Office Tower Shun Hing Square, Di Wang Commercial Centre, 5002 Shen Nan Dong Road, Shenzhen

▲■❖ HONG KONG
The Tokio Marine and Fire Insurance Company (Hong Kong) Limited
27th Floor, United Centre, 95 Queensway, Hong Kong

❖ HONG KONG
Tokio Marine Investment Services, Limited
27th Floor, United Centre, 95 Queensway, Hong Kong

TAIWAN

▲ TAIPEI
14th Floor, No. 111, Sungchiang Road, Taipei

KOREA

▲ SEOUL
3rd Floor, Samsung Insurance Bldg. 87, Euljiro, 1-Ga, Joong-Gu, Seoul 100-843

PHILIPPINES

▲❖ MANILA
Tokio Marine Malayan Insurance Co., Inc.
6th and 7th Floors, Y Tower II, Alfaro Cor. Gallardo Streets, Salcedo Village, Makati, Metro Manila

THAILAND

▲❖ BANGKOK
The Sri Muang Insurance Co., Ltd.
9th–11th Floors, Kamol Sukosol Building, 317 Silom Road, Bangkok 10500

❖ BANGKOK
Tokio Marine South-East Servicing Company Limited
10th Floor, Kamol Sukosol Building, 317 Silom Road, Bangkok 10500

❖ BANGKOK
Tokio Management Services (Thailand) Co., Ltd.
9th Floor, Kamol Sukosol Building, 317 Silom Road, Bangkok 10500

❖ BANGKOK
TMF Holding (Thailand) Limited
10th Floor, Kamol Sukosol Building, 317 Silom Road, Bangkok 10500

❖ BANGKOK
Millea Life Insurance (Thailand) Public Co., Ltd.
Empire Tower Bldg., 26th Flr., 195 South-Sathorn Rd., Yannawa, Sathorn, Bangkok 10120

❖ BANGKOK
Pannasub Co., Ltd.
10th Floor, Kamol Sukosol Building, 317 Silom Road, Bangkok 10500

❖ CHONBURI
The Sri Muang Insurance Co., Ltd., Chonburi Branch
880, 882 Sukumvit Road, Tumbol Bangplasroi, Ampher Muang, Chonburi 20000

❖ CHIANG MAI
The Sri Muang Insurance Co., Ltd., Chiang Mai Branch
2nd Floor, Airport Business Park Bldg. Suite 208, 90 Mahidol Rd., Tumbol Haiya Amphur Muang, Chiang Mai 50100

MALAYSIA

▲❖ KUALA LUMPUR
Tokio Marine Insurans (Malaysia) Bhd.
29th–31st Floors, Menara Dion 27 Jalan Sultan Ismail, 50250 Kuala Lumpur

❖ IPOH
Tokio Marine Insurans (Malaysia) Bhd.
58B (2nd Floor) Persiaran Greentown 1, Greentown Business Centre 30450 Ipoh, Perak Darul Ridzuan

❖ MELAKA
Tokio Marine Insurans (Malaysia) Bhd.
No. 5A, Jalan Melaka Raya 13,
Taman Melaka Raya 75200 Melaka

❖ LABUAN
Tokio Marine Global Re Limited, Labuan Branch
c/o MNI Offshore Insurance (L) Ltd., Level 11 (E), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 WP Labuan
(Kuala Lumpur Marketing Office:
Menara Dion, #34-01, 27 Jalan Sultan Ismail,
50250 Kuala Lumpur)

SINGAPORE

▲❖ SINGAPORE
The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited
6 Shenton Way #23-08, DBS Building, Tower Two,
Singapore 068809

❖ SINGAPORE
Tokio Management Services (Asia) Pte. Ltd.
6 Shenton Way #25-09, DBS Building, Tower Two,
Singapore 068809

❖ SINGAPORE
Tokio Marine Asset Management International Pte. Ltd.
6 Shenton Way #23-08, DBS Building, Tower Two,
Singapore 068809

BRUNEI

❖ BANDER SERI BEGAWAN
The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited
6 Shenton Way #23-08, DBS Building Tower Two,
Singapore 068809

INDONESIA

▲❖ JAKARTA
P.T. Asuransi Tokio Marine Indonesia
Wisma Kyoei Prince, 9th & 10th Floors, Jl. Jend Sudirman Kav. 3-4, Jakarta 10220

❖ SURABAYA
P.T. Asuransi Tokio Marine Indonesia, Surabaya Branch Office
Medan Pemuda Building 8th Floor, 27-31 Jalan Pemuda, Surabaya-60271

❖ BATAM
P.T. Asuransi Tokio Marine Indonesia, Batam Representative Office
Wisma Batamindo, 3rd Floor, unit no. 16

VIETNAM

❖ HANOI
Vietnam International Assurance Company, Hanoi Branch
6th Floor, Sun Red River, 23 Phan Chu Trinh Street, Hoan Kiem District, Hanoi

❖ HO CHI MINH CITY
Vietnam International Assurance Company
8th Floor, The Landmark, 5B Ton Duc Thang Street, District 1, Ho Chi Minh City

MYANMAR

▲ YANGON
FMI Centre, Room No. 908, 9th Floor, No. 380,
Bogyoke Aung San Street, Pabedan Township, Yangon

INDIA

▲ NEW DELHI
Lower Ground Floor, A-11/1, Vasant Vihar, New Delhi 110057

❖ NEW DELHI
IFFCO-TOKIO General Insurance Co. Ltd., Delhi Zonal Office
FAI Building, 10, Shaheed Jeet Singh Marg, New Delhi-110047

❖ NEW DELHI
IFFCO-TOKIO General Insurance Co. Ltd., CP Office
505-Kailash Building, 26 K. G. Marg, New Delhi-110001

❖ HARYANA
IFFCO-TOKIO General Insurance Co. Ltd., Corporate Office
4th Floor, Palm Court, Plot No 20/4, Mehsauli-Gurgaon, Road, Sukhrali Chowk, Gurgaon, Haryana-122001

❖ NOIDA
IFFCO-TOKIO General Insurance Co. Ltd., Noida Office
KRIBHCO Building, 11 Floor, A-10, Sector 1, NOIDA-201301

❖ **AHMEDABAD**
IFFCO-TOKIO General Insurance Co. Ltd., Ahmedabad Branch
45, Drive in Road, Opposite to Dev Bhumi, Apartments, Near Navrang Pura, Ahmedabad-380009

❖ **ALLHABAD**
IFFCO-TOKIO General Insurance Co. Ltd.
Meena Bazar (1st Floor), 10 Sardar Patel Marg, Civil Lines, Allahabad-211001

❖ **BAREILLY**
IFFCO-TOKIO General Insurance Co. Ltd.
B-148, IFFCO Township, Aonla, Bareilly (U. P.)-243403

❖ **BANGALORE**
IFFCO-TOKIO General Insurance Co. Ltd., Bangalore Zonal Office
No. 8, 3rd Floor, 3rd Block Karnataka State, Marketing Vibration Building Cunningham Road, Bangalore-560052

❖ **BHOPAL**
IFFCO-TOKIO General Insurance Co. Ltd., Bhopal Branch
Block 2, 3rd Floor, Paryas Bhawan, Arera Hills, Bhopal-462011

❖ **CHENNAI**
IFFCO-TOKIO General Insurance Co. Ltd.
115, Habibullah, 'T' Nagar, Chennai-600017

❖ **COCHIN**
IFFCO-TOKIO General Insurance Co. Ltd.
XL/1485, 1st Floor, 'Satgamaya', M. G. Road, Cochin-682011

❖ **COIMBATORE**
IFFCO-TOKIO General Insurance Co. Ltd.
Ponmani Towers, 73 Avarampalayam Road, New Sidhapudur, Coimbatore 641044

❖ **HYDERABAD**
IFFCO-TOKIO General Insurance Co. Ltd.
C/O IFFCO, 10-5-22, Masab Tank, Hyderabad-500028

❖ **KOLKATA**
IFFCO-TOKIO General Insurance Co. Ltd.
IFFCO COMPLEX
8, Acharya Jagadish Chandra Bose Road, 'Circular Court', 1st Floor, Kolkata-700017

❖ **LUCKNOW**
IFFCO-TOKIO General Insurance Co. Ltd.
C/O IFFCO, 8, Gokhale Marg, Lucknow-226001

❖ **LUDHIANA**
IFFCO-TOKIO General Insurance Co. Ltd.
1st Floor, Sohan Singh Complex, Shastri Nagar, Near Railway Crossing, Ludhiana 141002

❖ **MUMBAI**
IFFCO-TOKIO General Insurance Co. Ltd., Bandra Office
C/O IFFCO, 181, Waterfield Road, Bandra (West) Mumbai-400050

❖ **MUMBAI**
IFFCO-TOKIO General Insurance Co. Ltd., Nariman Point Office
1404 Maker Chamber No. 5, 14th Floor, Jamnalal Bajaj Road, Nariman Point, Mumbai-400021

❖ **MUMBAI**
IFFCO-TOKIO General Insurance Co. Ltd.
ILFS Building, G Block, C-22, Quadrant A, 3rd Floor, Bandra Kurla Complex, Bandra East, Mumbai-400051

❖ **CHANDIGARH**
IFFCO-TOKIO General Insurance Co. Ltd.
IFFCO COMPLEX
Plot No. 2 (B&C) Sector 28-A, Madhya Marg, Chandigarh-160002

❖ **NAGPUR**
IFFCO-TOKIO General Insurance Co. Ltd.
Block No. 2, Rohera Arcade, 1st Floor, Ajini Square, Wardha Road, Nagpur-440015

❖ **PUNE**
IFFCO-TOKIO General Insurance Co. Ltd.
C/O IFFCO, E/2, Sahkaar Bhawan, Guletikadai Market Yard, Pune-411037

❖ **SURAT**
IFFCO-TOKIO General Insurance Co. Ltd.
Kribhco Admin Building, AT & Post Kribhco Nagar, Surat-395003

❖ **VADODARA**
IFFCO-TOKIO General Insurance Co. Ltd.
Mezzanine Floor, Meghdhanush Building, Near Transpek Circle, Gotri Road, Vadodara-390007

(As of August 1, 2002)

Worldwide Network of Nichido Fire

● BRANCHES
▲ REPRESENTATIVE AND LIAISON OFFICES
■ UNDERWRITING AGENTS
❖ SUBSIDIARIES AND AFFILIATES

NORTH AMERICA

UNITED STATES

▲ NEW YORK
70 Pine Street, 57th Floor, New York, NY 10270, U.S.A.
Phone: (212) 770-6200

■ NEW YORK
North American Managers, Inc.
70 Pine Street, New York, NY 10270, U.S.A.

▲ LOS ANGELES
777 South Figueroa Street, 14th Floor, Los Angeles, CA 90017, U.S.A.
Phone: (213) 689-3965

▲❖ GUAM
Nichido Insurance Company (Pacific), Limited
P.O. Box 326367, Hagatna, Guam 96932, U.S.A.
Phone: (671) 477-9815

■ GUAM
Calvo's Insurance Underwriters, Inc.
Calvo's Insurance Building, P.O. Box Cl, Hagatna, Guam 96910, U.S.A.

EUROPE

UNITED KINGDOM

▲❖ LONDON
European Nichido Insurance Company, Limited
8 Devonshire Square, London EC2M 4PL, U.K.
Phone: (0207) 480-7451

■ LONDON
Nicholson Leslie Agencies Ltd.
9A Devonshire Square, London EC2M 4PL, U.K.

LUXEMBOURG

❖ LUXEMBOURG
Nichido Investment (Luxembourg) S.A.
Centre Financier 29, Avenue de la Porte-Neuve, Luxembourg

OCEANIA & MICRONESIA

COMMONWEALTH OF THE NORTHERN MARIANA ISLANDS

■ SAIPAN
Calvo's Insurance Underwriters (CNMI), Inc.,
Oleai Center Bldg., San Jose, Saipan MP96950

ASIA

PEOPLE'S REPUBLIC OF CHINA

▲ BEIJING
Beijing Fortune Building, Room No. 921C, 5 Dong San Huan Bei Lu, Chaoyang District, Beijing, The People's Republic of China
Phone: (010) 6590-8558

▲ HONG KONG
Room 2101, 21/F, AIA Plaza, 18 Hysan Avenue, Causeway Bay, Hong Kong
Phone: (852) 2808-0393

SINGAPORE

▲ SINGAPORE
18 Amoy Street, Level 2, Singapore 069900
Phone: (65) 6325-6575

(As of August 1, 2002)

Directors and Corporate Auditors of Millea Holdings, Inc.

(As of August 1, 2002)

Chairman of the Board of Directors
Tomio Higuchi

President, Director
Kunio Ishihara

Executive Vice Presidents, Directors
Tatsuhiko Hirose
Akihiko Mori

Managing Director
Yasuo Yaoita

Directors
Koukei Higuchi
Takashi Aihara
Hirotada Seyama
Shoji Ueno
Yasuo Tago
Minoru Makihara
Masamitsu Sakurai
Haruo Shimada

Standing Corporate Auditors
Takehisa Kikuchi
Sadao Yamamoto

Corporate Auditors
Toshio Hashimoto
Iwao Hanaoka
Shigemitsu Miki

Investor Information

(As of August 1, 2002)

Head Office:
Millea Holdings, Inc.
West Tower, Otemachi First Square,
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004,
Japan
Phone: 81-3-6212-3333
Facsimile: 81-3-6212-3711

Independent Auditors:
KPMG

Stock Exchange Listings and Quotations:
The common stock is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. American Depositary Receipts for common stock are quoted on NASDAQ/NMS in the United States.

Depositary for American Depositary Receipts:
Citibank, N.A.
Shareholder enquiries should be directed to:
Citigroup Shareholder Services
P.O. Box 2502, Jersey City, New Jersey 07303-2502, U.S.A.
Phone: 877-CITI-ADR (248-4237)
Facsimile: 201-324-3284
E-mail: citibank@em.fcnbd.com

Transfer Agent for Common Stock:
The Mitsubishi Trust and Banking Corporation
11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan

Annual Meeting of Shareholders:
The annual meeting of shareholders of Millea Holdings is held in June in Tokyo, Japan.

Number of Shares of Common Stock Issued:
1,857,048.75 shares

Investor Relations:
Millea Holdings, Inc.
Corporate Planning Department, Investor Relations Group
West Tower, Otemachi First Square,
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004,
Japan
Phone: 81-3-6212-3408
Facsimile: 81-3-6212-3711
URL: http:// www.millea.co.jp

This report was printed on recycled paper.



Millea Holdings, Inc.

West Tower, Otemachi First Square,
5-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-0004, Japan
Phone: Tokyo (03) 6212-3333
www.millea.co.jp

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

September 4, 2002

By: /s/ TETSUYA UNNO

Tetsuya Unno
General Manager of Corporate Legal and
Risk Management Department